Filed pursuant to Rule 424(b)4
Registration No. 333-141243
PROSPECTUS
5,500,000 American Depositary Shares
REPRESENTING 11,000,000 COMMON SHARES

This is the initial public offering of our common shares in the form of American Depositary Shares, or ADSs. Each ADS represents the right to receive two of our common shares. The ADSs are evidenced by American Depositary Receipts, or ADRs. See “Description of Share Capital” and “Description of American Depositary Shares.” We are offering 11,000,000 newly issued common shares in the form of 5,500,000 newly issued ADSs. Prior to this offering, there has been no public market for our common shares or the ADSs.

Our ADSs have been approved for listing on the Nasdaq Global Market under the symbol “ETEL.”

Investing in our ADSs involves risks. See “Risk Factors” beginning on page 9.

PRICE $13.50 PER ADS

		Underwriting
	Price to	Discounts and	Proceeds to
	Public	Commissions	eTelecare

Per ADS	$13.50	$0.945	$12.555
Total	$74,250,000	$5,197,500	$69,052,500
We have granted the underwriters the right to purchase up to an additional 825,000 ADSs to cover over-allotments.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.
Morgan Stanley & Co. Incorporated, on behalf of the underwriters, expects to deliver the ADRs evidencing the ADSs to purchasers on April 2, 2007.

MORGAN STANLEY

DEUTSCHE BANK SECURITIES

ROBERT W. BAIRD & CO.

JMP SECURITIES
March 27, 2007

      You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information that is different. Neither we nor the underwriters are making an offer of our ADSs in any jurisdiction or state where the offer is not permitted. The information in this prospectus is only accurate as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the ADSs.
      Until April 21, 2007 (25 days after the commencement of this offering), all dealers that buy, sell or trade our ADSs, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PROSPECTUS SUMMARY
      You should read the following summary together with the entire prospectus, including the more detailed information regarding us and the ADSs being sold in this offering and our financial statements and the related notes appearing elsewhere in this prospectus. You should carefully consider, among other things, the matters discussed in the section entitled “Risk Factors” beginning on page 9.
ETELECARE GLOBAL SOLUTIONS, INC.
      We are a leading provider of business process outsourcing, or BPO, services focusing on the complex, voice-based segment of customer care services delivered from both onshore and offshore locations. We provide a range of services including technical support, financial advisory services, warranty support, customer service, sales, customer retention and marketing surveys and research. Our services are delivered from four delivery centers in the Philippines and seven delivery centers in the United States, with approximately 6,800 employees in the Philippines and approximately 3,000 employees in the United States as of December 31, 2006. Our largest clients in terms of revenue for the year ended December 31, 2006 were American Express Company, AOL LLC, Cingular Wireless LLC, Dell Inc., Intuit Inc., Sprint Nextel Corporation and Vonage Holdings Corp., together representing approximately 91% of our revenue. For the year ended December 31, 2006, our revenue was $195.1 million, our income from operations as a percentage of our revenue, which we refer to as our operating margin, was 9.9% and our net income was $12.2 million. For the year ended December 31, 2005, our revenue was $152.2 million, our operating margin was 2.7% and our net loss was $1.8 million.

A Different Business Model
      We were founded in 1999 by alumni of the management consulting firm McKinsey & Company, who implemented analytical tools and a focus on quantifiable value for the client in the customer care BPO market. Our business model has three key elements: a focus on delivering complex, voice-based BPO services via a multi-shore delivery platform; making significant investments in the quality of our people and processes; and entering into contracts that contain pricing terms that our clients agree are based on the value we create per dollar spent by the client, rather than a pricing model focused solely on being able to deliver the least expensive service offering, or a cost-based commodity pricing model, that we believe is most often emphasized in our industry.
      The first element of our business model is a focus on the complex, voice-based segment of the BPO market. Although we provide a wide range of services, we have specialized in more complex voice transactions, many of which require our customer service associates to have specialized skills, training and certifications, such as certification from the United States National Association of Securities Dealers, or the NASD. We provide our services via a multi-shore delivery platform consisting of delivery centers in the Philippines and the United States. We commenced our BPO operations in the Philippines, a former commonwealth of the United States, which we chose as our offshore location to benefit from the population’s excellent American-accented English skills and cultural affinity for, and understanding of, the United States. We believe that our clients’ customers in the United States are comfortable speaking with our Philippine-based customer service associates.
      The second element of our business model is our belief that investing in the quality of our people and processes can lead to quantifiably superior results for our clients. We call this investing to outperform. We have high standards for employment and we make significant investments in all areas of our human capital, including training, quality assurance, coaching and our performance management system. We employ a scorecard system that uses objective metrics to review an employee’s performance to provide clarity of purpose and to ensure accountability for individual results. This scorecard system is linked to a compensation structure for our employees that is heavily based on individual performance. As a result of our reliance on objective metrics in our performance management system, we have what we refer to as a metric-driven performance culture among our employees.
      The third element of our business model is our approach to clients with metric-driven performance standards that are designed to measure value created per dollar spent. Throughout the sales process, we work closely with our clients to understand what drives economic value for them and then we demonstrate how our performance on their programs will align with that value. After we initiate the client program, we measure our performance each quarter on key metrics that we have agreed upon with the client, such as first-time call resolution, the frequency with which a technician or equipment parts are required to be dispatched to resolve a customer’s technical support issue, the rate at which we are successful in completing a sale on behalf of our client and customer satisfaction, and then convert our performance into quantifiable value. We then share this information with our clients to enable them to compare the quantifiable value we have delivered to the value they have received from their other BPO providers or their in-house operations. We believe that our ability to quantify value has allowed us in most cases to negotiate fixed pricing with our clients that reflects the greater value created per dollar spent we deliver rather than the cost-based commodity pricing model that we believe is most often emphasized in our industry.
      We believe that our focus on these three elements of our business model has led to strong relationships with our clients and recognition in our industry. As of December 31, 2006, we had 21 active clients for which we had performed 51 different programs since January 2006. As of December 31, 2006, our average number of programs per client was 2.0. We have also won numerous industry awards, including the Best Outsourcer at ICCM, the largest contact center convention in the world, for each of the last five years the award was presented; Employer of the Year in the Philippines in 2005 by the Personnel Management Association of the Philippines, the leading human resources professional organization in the Philippines, the first time a BPO company has won this award; ranked in approximately the top 5% out of approximately 900 outsourcing companies in the “50 Best Managed Global Outsourcing Vendors” for 2006 by The Black Book of Outsourcing; and recognition in 2006 by NeoIT, an offshore outsourcing advisory and management firm, as one of the top ten offshore call center companies and a leader in human capital development.

Service Offering and Client Base
      Business process outsourcing is the outsourcing by a business of a function or process, such as technical support for the business’s customers, to a third party. We perform and manage customer care, technical support and sales functions or processes on behalf of our clients. Our customer care services are initiated primarily by unsolicited, or inbound, calls from customers of our clients on a wide range of topics including billing inquiries, account and service changes, product and service inquiries and warranty support. Our technical support services include handling troubleshooting calls initiated by customers regarding hardware and software issues with computer and other consumer electronic products. Our sales services include the handling of calls initiated by customers purchasing products and services from our clients and the initiation by us of sales calls, primarily to existing customers of our clients for retention and loyalty programs. As a result of the various services we provide, we often conduct multiple programs for a single client. For example, we perform two different warranty support programs and two different sales programs for a single client. As of December 31, 2006, we had 21 active clients for which we had performed 51 different programs since January 2006.
      We provide a variety of onshore and offshore BPO services across a range of industries, with a particular expertise in communications, technology and financial services. We also serve clients in the travel and hospitality, media and retail industries.
      In 2005, our five largest clients collectively represented 83% of our revenue, with Cingular representing 50% of our revenue and Dell representing 17% of our revenue. In 2006, our revenue became less concentrated, with our five largest clients collectively representing 80% of our revenue and our two largest clients, Cingular and Dell, representing 42% and 18% of our revenue, respectively. Thirty percent of our clients, including Cingular and Dell, have retained us to perform multiple programs under separate contractual arrangements, which we believe has the practical effect of further decreasing our revenue concentration. For example, we perform four separate programs for Cingular for two separate Cingular business units, and two separate programs for Dell for two separate Dell business units.

Competitive Strengths
      We compete based on the three key elements of our business model: a focus on complex, voice-based BPO services delivered from onshore and offshore locations; investing to outperform in the quality of our people and processes; and quantifying value created per dollar spent by the client.

Complex, Voice-based Services Delivered from Onshore and Offshore Locations
      Voice-based services. Based on increasing demand from our clients and prospective clients for outsourced voice-based services, we have continued to focus primarily on this segment of the BPO market with the aim of delivering superior customer management and client services such as technical support, financial advisory services, warranty support, customer service, sales, customer retention and marketing surveys and research. For those clients that want to avail themselves of our offshore delivery capability, we have found that our customer service associates in the Philippines provide us with a competitive advantage because of the population’s excellent American-accented English skills and cultural affinity for and understanding of the United States.
      Complex functions. We specialize in complex transactions, such as sophisticated financial services, technical support and sales programs. As examples, we perform financial programs with requirements for certification from the NASD, sales programs to process calls initiated by potential customers requiring consultative sales techniques and technical support programs with advanced requirements, including Computing Technology Industry Association A+ certification and Microsoft Desktop Technician certification.
      Multi-shore delivery platform. We believe that our clients are increasingly looking for a smaller number of vendors to provide BPO services from multiple geographic locations. Some clients value the ability to gain confidence in the quality of our onshore delivery before shifting services to our offshore delivery locations. This migration strategy both lowers costs for our clients and improves our financial performance. Starting in 2005, the annual percentage of our revenue that we derived from services that we delivered offshore has continued to increase, driven in part by our onshore clients deciding to migrate their business offshore, rising from 31% in 2005 to 46% in 2006.

Investing to Outperform
      Human Capital Development. We view the departments dedicated to our employee development as contributors to client value rather than merely as cost centers. We target and select high-caliber employees through a rigorous screening and testing process. We make significant investments in foundation training, client-specific training and ongoing instruction and coaching. We emphasize small teams, which facilitates significant time for evaluation and coaching of our customer service associates by our team leaders and quality management. We were recognized by the Personnel Management Association of the Philippines as the Outstanding Employer of the Year in the Philippines in 2005 and as one of the top 25 places to work in Phoenix, Arizona by the Phoenix Business Journal in 2004.
      Consulting Techniques to Optimize Outsourcing Results for our Clients. We work closely with our clients in order to understand what drives economic value for them, and then refine, or sometimes redesign, and implement customer care processes and performance metrics to optimize results for our clients.
      Metric-Driven Performance Culture. Our culture is metric-driven and performance-based. We employ a scorecard system linked to a heavily performance-based compensation structure that helps our managers identify and coach low performers, reward high performers and ultimately achieve high levels of quality for our clients.

Value Created per Dollar Spent Sales Proposition to Clients
      We provide a sales proposition to a client based on quantifiable value per dollar spent by the client on our services. For example, we work with the client to quantify the costs to the client of activities such as the time it takes to handle a call, repeat calls, parts dispatches and cancelled sales. We similarly work with a client to quantify the value from initial product sales, sales of products complementary to or more expensive than the products in which a customer is originally interested and repeat purchasing based on customer satisfaction. This information on costs and value created is combined to create a value created per dollar spent model on which both the client and we agree in order to set the price for our services in our contract. We then assess our performance against this model on a quarterly basis and share our results measured by these metrics with the client on a quantified quarterly scorecard. This gives the client a means of comparing our value created per dollar spent on us to the same metrics for their internal customer care centers or other outsourcers. We believe that this approach has been crucial to winning and retaining clients and increasing our ability to withstand competitive pricing pressure.
Our Competitive Challenges
      We believe that the primary competitive challenges we face are:
Competition for Sufficiently Trained Customer Service Associates
      We rely on a large number of customer service associates, and our success depends to a significant extent on our ability to attract, hire, train and retain qualified customer service associates. There is significant competition in the Philippines and the United States for employees with the skills necessary to perform the services we offer to our clients. We must continue to attract, train and retain customer service associates with the qualifications necessary to fulfill the needs of our existing and future clients.
Competitive Pricing Pressure
      Our business model is predicated on our ability to quantify objectively the value that we provide to our clients. The rates we are able to recover for our services are affected by a number of factors, including our clients’ perceptions of our ability to add value through our services and our ability to differentiate objectively and verify the value we offer to our clients.
Efficient Use of Our Employees
      We must be able to use our employees efficiently in order to control our cost of services. Our ability to estimate demand for our services and to react to fluctuating demand for our services is critical to our success.
Competition from In-house Departments and More Established Competitors
      We face the challenge that clients and potential clients may choose to perform some or all of their customer care, technical support and sales processes internally. We also face competition from companies that have greater financial, human and other resources, longer operating histories, greater technological expertise, more recognizable brand names and more established relationships than we do.
Our Growth Strategy
      In order to strengthen our position in the market and continue our growth, we intend to focus on the following strategies:

•	win new client relationships and further penetrate our existing client base;

•	expand into new industries;

•	expand into new markets and delivery geographies; and

•	continue to invest in human capital development.
Our Corporate Information
      We were established as a joint venture in October 1999 and incorporated as a Philippine corporation in February 2000. Our principal executive office is located at 31st Floor CyberOne Building, Eastwood City, Cyberpark, Bagumbayan, Quezon City 1110, Philippines. Our telephone number at that location is

63 (2) 916 5670. We also have executive offices in Scottsdale, Arizona. Our website address is www.etelecare.com. We do not incorporate the information on our website into this prospectus, and you should not consider any information on, or that can be accessed through, our website as part of this prospectus.
      The eTelecare logo is our trademark. This prospectus also refers to the products or services of other companies by the trademarks and trade names used and owned by those companies.
Conventions Used in this Prospectus
      In this prospectus, references to “U.S.” are to the United States of America, its territories and its possessions. References to the “Philippines” are to the Republic of the Philippines. References to “$” or “dollars” or “U.S. dollars” are to the legal currency of the United States and references to “P” or “pesos” are to the legal currency of the Philippines. Our financial statements are presented in United States dollars and are prepared in accordance with United States generally accepted accounting principles, or U.S. GAAP. References to a particular “fiscal” year or to a year in general are to our fiscal year ended December 31 of that year. When we refer to ADS on a per share basis with respect to measurements such as earnings per ADS and net tangible book value per ADS, such amounts are derived from the total common shares at such indicated date adjusted for the ADS to common share ratio of one to two. When we refer to our “offshore locations” or our “offshore delivery locations” or to service revenue delivered therefrom, we are referring to our delivery centers in the Philippines.

THE OFFERING

ADSs that we are offering	5,500,000 ADSs

ADSs to be outstanding immediately after this offering	5,500,000 ADSs

Number of common shares per ADS	Two common shares

Common shares to be outstanding immediately after this offering	55,366,066 common shares

The ADSs	Each ADS represents the right to receive two common shares. The ADSs will be evidenced by American Depositary Receipts, or ADRs, executed and delivered by Deutsche Bank Trust Company Americas, as Depositary.

• The Depositary will be the holder of the common shares underlying your ADSs and you will have rights as provided in the deposit agreement and the ADRs.

• Subject to compliance with the relevant requirements set forth in the deposit agreement, you may turn in your ADSs to the Depositary in exchange for common shares underlying your ADSs.

• The Depositary will charge you fees for exchanges.

You should carefully read “Description of American Depositary Shares” to better understand the terms of the ADSs. You should also read the deposit agreement and the form of the ADRs, which are exhibits to the registration statement that includes this prospectus.

Use of proceeds	Our net proceeds from the sale of 5,500,000 ADSs in this offering, assuming no exercise of the underwriters’ over-allotment option, will total approximately $65.9 million after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use the net proceeds from this offering to repay some or all of our outstanding debt obligations and for general corporate purposes, including capital expenditures and working capital. For more information, see “Use of Proceeds.”

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of the risks that you should carefully consider before deciding to invest in our ADSs.

Payment and settlement	The ADSs are expected to be delivered against payment on April 2, 2007. The ADRs evidencing the ADSs will be deposited with a custodian for, and registered in the name of a nominee of, The Depository Trust Company, or DTC, in New York, New York. In general, beneficial interests in the ADSs will be shown on, and transfers of these beneficial interests will be effected only through, records maintained by DTC and its direct and indirect participants.

Nasdaq Global Market symbol	ETEL

Depositary	Deutsche Bank Trust Company Americas

Unless specifically stated otherwise, the information in this prospectus:

•	is based upon 44,366,066 common shares outstanding as of December 31, 2006;

•	excludes 10,551,900 common shares issuable upon exercise of options outstanding as of December 31, 2006; and

•	assumes no exercise of the underwriters’ option to purchase up to 825,000 additional ADSs from us to cover over-allotments.

SUMMARY CONSOLIDATED FINANCIAL DATA
The following table presents our summary consolidated financial data. The following summary consolidated financial data should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this prospectus. The summary consolidated balance sheet data as of December 31, 2005 and 2006 and the summary consolidated statements of operations data for each of the three years in the period ended December 31, 2006, other than the net income (loss) per ADS data, have been derived from our audited financial statements that are included elsewhere in this prospectus. The summary consolidated balance sheet data as of December 31, 2004 has been derived from our audited financial statements that are not included in this prospectus. Historical results are not necessarily indicative of the results to be expected in the future.
The results of operations of Phase 2 Solutions, Inc. are included in our summary consolidated financial data presented below beginning May 26, 2004.

	Year Ended December 31,

	2004	2005	2006

	(in thousands, except per share/ADS
	data)
Consolidated Statements of Operations Data:
Service revenue	$97,775	$152,213	$195,118
Cost and expenses:
Cost of services	71,537	113,997	135,709
Selling and administrative expenses	15,582	25,498	30,008
Depreciation and amortization	5,531	8,609	10,181

Total cost and expenses	92,650	148,104	175,898

Income from operations	5,125	4,109	19,220
Other income (expenses):
Interest expense and financing charges	(2,486)	(4,912)	(5,531)
Foreign exchange (loss) gain	100	(570)	(683)
Other	71	125	(159)

Total other income (expenses)	(2,315)	(5,357)	(6,373)

Income (loss) before provision for income taxes	2,810	(1,248)	12,847
Provision for income taxes	368	516	602

Net income (loss)	$2,442	$(1,764)	$12,245

Basic net income (loss) per share	$0.06	$(0.04)	$0.28

Weighted average shares outstanding—basic	42,981	43,085	43,589
Diluted net income (loss) per share	$0.06	$(0.04)	0.25

Weighted average shares outstanding—diluted	42,981	43,085	49,070

Basic net income (loss) per ADS (unaudited)	$0.11	$(0.08)	$0.56

Diluted net income (loss) per ADS (unaudited)	$0.11	$(0.08)	$0.50

	As of December 31,		As of December 31,

	2004	2005	2006	2006

			Actual	As Adjusted
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$3,782	$1,043	$690	$38,378
Working capital (deficit)	(5,971)	(2,512)	4,123	45,476
Total assets	66,670	65,175	89,450	124,938
Total stockholders’ equity	13,898	12,916	28,214	93,767
      The preceding table presents a summary of our balance sheet data as of December 31, 2006:

•	on an actual basis; and

•	on an as adjusted basis to give effect to the issuance and sale of 5,500,000 ADSs in this offering at the initial public offering price of $13.50 per ADS, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, and the application of the estimated net proceeds of this offering as described in the section entitled “Use of Proceeds.”

RISK FACTORS
      You should carefully consider the risks described below in evaluating our business before investing in our ADSs. If any of the following risks were to occur, our business, results of operations and financial condition could be harmed. In that case, the trading price of our ADSs could decline and you might lose all or part of your investment in our ADSs. You should also refer to the other information set forth in this prospectus, including our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” before deciding whether to invest in our ADSs.
Risks Related to Our Business
      If we fail to attract and retain enough sufficiently trained customer service associates and other personnel to support our operations, our business, results of operations and financial condition will be seriously harmed.
      We rely on large numbers of customer service associates, and our success depends to a significant extent on our ability to attract, hire, train and retain qualified customer service associates. Companies in the business process outsourcing, or BPO, market, including us, experience high employee attrition. In 2006, our attrition rate for our customer service associates who remained with us following a 45-day training and orientation period was on average approximately 6.7% per month in the United States and approximately 1.7% per month in the Philippines. A significant increase in the attrition rate among our customer service associates could decrease our operating efficiency and productivity. There is significant competition in the Philippines and the United States for employees with the skills necessary to perform the services we offer to our clients. Increased competition for these employees, in the BPO market or otherwise, could harm our business. Our failure to attract, train and retain customer service associates with the qualifications necessary to fulfill the needs of our existing and future clients would seriously harm our business, results of operations and financial condition.
      A few major clients account for most of our revenue and any loss of business from these clients could reduce our revenue and seriously harm our business.
      We have derived and believe that we will continue to derive in the near term most of our revenue from a few major clients. We received an aggregate of approximately 83% and 80%, respectively, of our revenue from our five largest clients for the years ended December 31, 2005 and 2006. In 2005, Cingular and Dell represented 50% and 17% of our revenue, respectively. In 2006, Cingular and Dell represented 42% and 18% of our revenue, respectively. We do not have long-term contracts with any of our clients, including Cingular and Dell. Our contracts with our clients typically have a term of one year and can be terminated earlier by our clients without cause, typically upon 30 to 90 days’ notice. A number of factors could cause us to lose business or revenue from a client, and some of these factors are not predictable and are beyond our control. For example, a client may demand price reductions, change its outsourcing strategy, move work in-house or reduce previously forecasted demand. A client may also be acquired by a company with a different outsourcing strategy that intends to switch to another BPO service provider or return work in-house. In addition, the volume of work we perform for specific clients is likely to vary from year to year, since our contractual commitments only last one year and we usually are not the exclusive outsourced service provider for our clients. In most cases, if a client terminates its contract with us or does not meet its forecasted demand, we have no contractual recourse even if we have hired and trained customer service associates to provide services to the client. Thus, a major client in one year may not provide the same level of revenue in any subsequent year. For example, in early 2005, one of our largest clients significantly reduced its demand for our technical support services in one of its three programs with us. The loss of some or all of the business from any large client could harm our business, results of operations and financial condition.
      Our revenue is highly dependent on a few industries and any decrease in demand for outsourced business processes in these industries could reduce our revenue and seriously harm our business.
      Most of our clients are concentrated in the communications and technology services industries. In the years ended December 31, 2006 and 2005, we derived 77.0% and 80.5% of our revenue, respectively, from clients in these industries. The success of our business largely depends on continued demand for our services from clients in these industries, as well as on trends in these industries to outsource business processes. A downturn in any of our targeted industries, a slowdown or reversal of the trend to outsource business processes in any of these industries or the introduction of regulations that restrict or discourage companies from outsourcing could result in a decrease in the demand for our services, which in turn could harm our business, results of operations and financial condition.
      Other developments may also lead to a decline in the demand for our services in these industries. For example, the industries we primarily serve, particularly the communications industry, have experienced a significant level of consolidation in recent years. Consolidation in any of these industries or acquisitions, particularly involving our clients, may decrease the potential number of buyers of our services. Any significant reduction in, or the elimination of, the use of the services we provide within any of these industries would reduce our revenue and harm our business. Our clients may experience rapid changes in their prospects, substantial price competition and pressure on their results of operations. This may result in increasing pressure on us from clients in these key industries to lower our prices, which could negatively affect our business, results of operations and financial condition.
      Our operating margin will suffer if we are not able to maintain our pricing, utilize our employees and assets efficiently or maintain and improve the current mix of services that we deliver from our offshore locations.
      Our operating income as a percentage of our revenue, which we refer to as our operating margin, is largely a function of the prices that we are able to charge for our services, the efficient use of our assets and the location from which we deliver services. Our business model is predicated on our ability to objectively quantify the value that we provide to our clients. We must also manage our employees and assets efficiently. In addition, we must continue to sell new programs for and migrate existing programs to our offshore delivery locations. If we fail to succeed on any of these objectives, we may not be able to sustain our current operating margin. For example, our operating margin declined in 2005 due to the ramp-down of a significant client program as a result of that client’s decision to reduce its spending on technical support. Because we had increased our seat capacity to meet anticipated demand for this client, the efficient use of our seats suffered when we were required to ramp down our services.
      The rates we are able to recover for our services, our ability to manage our assets efficiently and the location from which we deliver our services are affected by a number of factors, including:

•	our clients’ perceptions of our ability to add value through our services;

•	our ability to objectively differentiate and verify the value we offer to our clients;

•	competition;

•	the introduction of new services or products by us or our competitors;

•	our ability to estimate demand for our services;

•	our ability to control our costs and improve the efficiency of our employees; and

•	general economic and political conditions.
      We face competition from onshore and offshore business process outsourcing companies and from information technology companies that also offer business process outsourcing services. Our clients may also choose to run their business processes themselves.
      The market for business process outsourcing services is very competitive and we expect competition to intensify and increase from a number of sources. We face significant competition from our clients’ own in-house groups, including, in some cases, in-house departments operating offshore. For example, one of our clients did not renew its contract with us in 2006 as a result of its decision to move the services we previously provided them to an in-house department. We also face competition from onshore and offshore business process outsourcing and information technology services companies. The trend toward offshore outsourcing, international expansion by foreign and domestic competitors and continuing technological changes will result in new and different competitors entering our markets. These competitors may include entrants from the communications, software and data networking industries or entrants in geographic locations with lower costs than those in which we operate.
      Some of these existing and future competitors have greater financial, human and other resources, longer operating histories, greater technological expertise, more recognizable brand names and more established relationships than we do in the industries that we currently serve or may serve in the future. Some of our competitors may enter into strategic or commercial relationships among themselves or with larger, more established companies in order to increase their ability to address client needs. Increased competition, pricing pressure or loss of market share could reduce our operating margin, which could harm our business, results of operations and financial condition.
      We may be unable to manage our growth effectively and maintain effective internal processes, which could harm our business, results of operations and financial condition.
      Since we were founded in 1999, we have experienced rapid growth and significantly expanded our operations. We have four delivery centers in the Philippines and seven in the United States. The number of our employees has increased from 3,041 as of December 31, 2003 to approximately 9,800 as of December 31, 2006. In 2004, we acquired Phase 2, which contributed significantly to our growth during this period. We have a geographically dispersed workforce with approximately 6,800 employees in the Philippines and approximately 3,000 employees in the United States. We intend to continue expansion to pursue existing and potential market opportunities. Depending on client demand and the speed at which clients migrate our services to offshore locations, we may be required to set up more delivery locations both onshore and offshore.
      This rapid growth across international offices places significant demands on our management and operational resources. In order to manage our growth effectively, we must implement and improve operational systems and procedures on a timely basis. If we fail to implement these systems and procedures on a timely basis, we may not be able to service our clients’ needs, hire and retain new employees, pursue new business, complete future acquisitions or operate our business effectively. Failure to transfer new client business to our delivery centers effectively, properly budget transfer costs or accurately estimate operational costs associated with new contracts could result in delays in executing client contracts and reduce our operating margin. Any of these problems associated with expansion could harm our business, results of operations and financial condition.
      Our senior management team, including members of our financial and accounting staff, has worked at the company for a limited time.
      Our chief executive officer, John Harris, joined us in March 2006, our chief financial officer, Michael Dodson, joined us in December 2005 and our chief accounting officer, Francis Dunn, joined us in May 2006. These recent hires are a result of our efforts to increase the expertise of our senior management team with executives experienced in operating a publicly traded company. We also sought to deepen the experience and knowledge of our accounting and finance department in anticipation of our efforts to comply with the Sarbanes-Oxley Act of 2002 and related United States public company reporting obligations. Because of these recent changes, our senior management team, including members of our financial and accounting staff, has not worked at the company for an extended period of time and may not be able to work together effectively to execute our business objectives.
      Our senior management team is critical to our continued success and the loss of such personnel could harm our business.
      Our future success substantially depends on the continued service and performance of the members of our senior management team. These personnel possess technical and business capabilities, including expertise relevant to the BPO market, which are difficult to replace. There is intense competition for experienced senior management with technical and industry expertise in the business process outsourcing industry, and we may not be able to retain our key personnel. The loss of key members of our senior management, particularly to competitors, could harm our business, results of operations and financial condition.

      If our clients are not successful, the amount of business that they outsource and the prices that they are willing to pay for our services may diminish, which could harm our business, results of operations and financial condition.
      Our revenue depends on the success of our clients. If our clients are not successful, the amount of business that they outsource and the prices that they are willing to pay for our services may diminish. In the past, we have experienced declining business and have faced problems collecting fees from clients for services we already performed as a result of a decline in our client’s business or financial condition. For example, one of our clients declared bankruptcy in 2006, and we recorded a reserve for $212,450 for our services to that client. In substantially all of our client programs, we generate revenue based, in large part, on the amount of time our customer service associates devote to our clients’ customers. Consequently, the amount of revenue generated from any particular client program is dependent upon customers’ interest in, and use of, our clients’ products or services. Our clients’ decisions about how much money to budget for outsourced services is directly impacted by their own financial success and forecasts of their customers’ needs. If our clients’ products or services do not attract sufficient customer attention, our revenue could decline and our results of operations and financial condition could suffer.
      We normally encounter a lengthy sales cycle and may not recover the investments we must make in order to obtain a new client.
      Our sales cycle typically lasts between six and 18 months and requires us to spend a considerable amount of resources that we may never recover. Potential clients require that we spend substantial time and money educating them as to the value of our services and assessing the feasibility of integrating our systems and processes with theirs. Decisions relating to outsourcing business processes generally involve the evaluation of our services by our clients’ senior management and a significant number of client personnel in various functional areas, each having specific and often conflicting requirements. We may spend significant funds and management resources during our sales cycle and ultimately the client may not decide to use our services. If we are unsuccessful in closing sales after spending significant funds and management resources, or if we experience delays in our sales cycle, it could harm our business, results of operations and financial condition.
      Once we obtain a new client, our implementation cycle is long and may require us to make significant resource commitments.
      The implementation of our programs involves significant resource commitments by us and our clients. When we are engaged by a client after the sales cycle, it generally takes us from four to six weeks to integrate the client’s systems with ours and up to three months thereafter to ramp up our services to the client’s initial requirements. Our contracts typically allow our clients to terminate a program without cause upon 30 to 90 days’ notice. If our client terminates a program after we have completed the implementation cycle, we may not be able to recoup the costs we have incurred in connection with that program, which could significantly harm our business, results of operations and financial condition.
      Our operating results may differ from period to period, which may make it difficult for us to prepare accurate internal financial forecasts.
      Our operating results may differ significantly from period to period due to factors such as:

•	client losses or program terminations;

•	variations in the volume of business from clients resulting from changes in our clients’ operations;

•	delays or difficulties in expanding our operational facilities and infrastructure;

•	changes to our pricing structure or that of our competitors;

•	inaccurate estimates of resources and time required to complete ongoing programs;

•	our ability to successfully open new delivery centers or to expand delivery centers in a timely fashion;

•	currency fluctuation;

•	our sources of pre-tax income, which will impact our overall effective tax rate;

•	ability to hire and train new employees; and

•	seasonal changes in the operations of our clients.
      For example, some of our clients experience seasonal changes in their operations in connection with the year-end holiday season and the school year. Transaction volumes can be impacted by market conditions affecting the technology, communications, financial and travel industries, as well as other events such as natural disasters and terrorist attacks. In addition, most of our contracts do not commit our clients to providing us with a specific volume of business. All of these factors make it difficult for us to prepare accurate internal financial forecasts.
      We recognize revenue when it is probable that the economic benefits associated with the transactions will flow to us and the amount of revenue can be measured reliably. Accordingly, the financial benefit of our gaining a new client or program may be delayed due to delays in the implementation of our services. Due to these factors, it is possible that in some future quarters our operating results may be significantly below the expectations of the public market, analysts and investors.
      Some of our client contracts contain provisions that could reduce our anticipated revenue and harm our business.
      Some of our contracts include provisions that provide for downward revision of our prices under certain circumstances. Some of these provisions have the effect of reducing our revenue in periods in which we fail to meet certain performance criteria. Other provisions in some of our contracts require us to give our clients the best price for a particular program that we give to our other clients for similar programs. Any of these provisions could reduce our revenue and could harm our business, results of operations and financial condition.
      We have incurred losses in the past and have a limited operating history. We may not be profitable in the future and may not be able to secure additional business.
      We incurred net losses of $5.6 million, $1.5 million and $1.8 million in 2001, 2002 and 2005, respectively. In future periods, we expect our selling and administrative expenses to continue to increase. If our revenue does not grow at a faster rate than these expected increases in our expenses, or if our operating expenses are higher than we anticipate, we may incur additional losses. We have a limited operating history in providing the business process outsourcing services we currently provide and continue to explore opportunities to provide other outsourced services that we have never provided. We may not be able to secure additional business or retain current business with our current clients or add new clients in the future who wish to use the services we currently offer or may offer in the future.
      We have in the past received allegations from our clients that some of our customer service associates have defrauded them. If we are unable to prevent employee fraud, or if we have to pay large sums to our clients to compensate them for losses they sustain as a result of our employees’ fraud, our business, results of operations and financial condition could suffer.
      Some of our clients have contacted us to report evidence of what they believed to be fraudulent activity on the part of some of our customer service associates. The nature of the fraudulent activities alleged against our customer service associates has varied depending on the type of services we are providing to our client. For example, one of our clients alleged that one of our customer service associates stole credit card numbers to fraudulently purchase a large amount of merchandise from them. Another client alleged that our customer service associates were processing fraudulent transactions in order to manipulate our client’s rewards program. Clients generally request that we refund all monetary losses they suffer from the alleged fraudulent activity.
      Although we are in the process of implementing a number of internal programs, policies and procedures designed to prevent employee fraud, we cannot assure you that we will be able to detect or prevent employee fraud in the future. Our ability to detect and prevent employee fraud is further impaired by the fact that in most cases we rely on our clients’ internal informational systems to detect and prevent employee fraud. We may be required to pay large sums to our clients or otherwise compensate them in the event that we find that our clients have sustained losses as a result of fraud committed by our employees. If we fail to prevent employee fraud or have to pay large sums to our clients to compensate them for losses they sustain as a result, it could harm our business, results of operations and financial condition.
      We are liable to our clients for damages caused by unauthorized disclosure of sensitive and confidential information, whether through a breach of our computer systems, our employees or otherwise.
      We are typically required to manage, utilize and store sensitive or confidential client data in connection with the services we provide. Some of our clients are subject to U.S. federal and state regulations requiring the protection of sensitive customer information and pending legislation would increase the range of possible penalties for certain entities that fail to protect this information. Under the terms of our client contracts, we are required to keep sensitive customer information strictly confidential. We employ measures to protect sensitive and confidential client data and have not experienced any material breach of confidentiality to date. However, if any person, including any of our employees, penetrates our network security or otherwise mismanages or misappropriates sensitive or confidential client data, we could be subject to significant liability and lawsuits from our clients or their customers for breaching contractual confidentiality provisions or privacy laws. Although we have insurance coverage for mismanagement or misappropriation of this information by our employees, that coverage may not continue to be available on reasonable terms or in sufficient amounts to cover one or more large claims against us and our insurers may disclaim coverage as to any future claims. Penetration of the network security of our data centers or any failure to protect confidential information could have a negative impact on our reputation, which would harm our business.
      Our clients may adopt technologies that decrease the demand for our services, which could harm our business, results of operations and financial condition.
      We target clients that need our BPO services and we depend on their continued need of our services. However, over time, our clients may adopt new technologies that decrease the need for live customer interaction, such as interactive voice response, web-based self-help and other technologies used to automate interactions with customers. The adoption of these technologies could reduce the demand for our services, create pricing pressure and harm our business, results of operations and financial condition.
      Our business may not develop in ways that we currently anticipate due to negative public reaction to offshore outsourcing and recently proposed legislation.
      We have based our growth strategy on certain assumptions regarding our industry, services and future demand in the market for our services. However, the trend to outsource business processes may not continue and could reverse. Offshore outsourcing is a politically sensitive topic in the United States and elsewhere. For example, many organizations and public figures in the United States have publicly expressed concern about a perceived association between offshore outsourcing providers and the loss of jobs in the United States.
      There has been recent publicity about some negative experiences that organizations have had with offshore outsourcing, such as theft and misappropriation of sensitive client data. Current or prospective clients may elect to perform such services themselves or may be discouraged from transferring these services from onshore to offshore providers to avoid negative perceptions that may be associated with using an offshore provider. Any slowdown or reversal of existing industry trends towards offshore outsourcing would seriously harm our ability to compete effectively with competitors that operate solely out of facilities located in the United States.
      A variety of U.S. federal and state legislation has been proposed that, if enacted, could restrict or discourage U.S. companies from outsourcing services outside the United States. For example, legislation has been proposed that would require offshore providers of services requiring direct interaction with clients’ customers to identify to clients’ customers where the offshore provider is located. Because substantially all of our clients are located in the United States, any expansion of existing laws or the enactment of new legislation restricting offshore outsourcing could harm our business, results of operations and financial condition. It is possible that legislation could be adopted that would restrict U.S. private sector companies that have federal or state government contracts from outsourcing their services to offshore service providers. This would also affect our ability to attract or retain clients that have these contracts.

      Our failure to adhere to regulations that govern our business could hinder our ability to effectively perform our services. Our failure to adhere to regulations that govern our clients’ businesses could result in breaches of our contracts with our clients.
      Our clients’ business operations are subject to certain rules and regulations in the United States, such as the Gramm-Leach-Bliley Act and the customer privacy provisions of the Communication Act. Our clients may contractually require that we perform our services in a manner that would enable them to comply with such rules and regulations. Failure to perform our services in compliance with these laws could result in breaches of contracts with our clients and, in some limited circumstances, civil fines and criminal penalties for us. Our operations are also subject to various U.S. federal and state regulations. The Federal Telemarketing and Consumer Fraud and Abuse Prevention Act of 1994 broadly authorizes the FTC to issue regulations restricting certain telemarketing practices and prohibiting misrepresentations in telephone sales. A portion of our revenue is based on outbound marketing sales, which subjects us to these regulations. In addition, we are required under various Philippine laws to obtain and maintain permits and licenses for the conduct of our business. If we do not maintain our licenses or other qualifications to provide our services, we may not be able to provide services to existing clients or be able to attract new clients and could lose revenue, which could harm our business.
      The international nature of our business exposes us to several risks, such as significant currency fluctuations and unexpected changes in the regulatory requirements of multiple jurisdictions.
      We have operations in the Philippines and United States. Our corporate structure also spans multiple jurisdictions, with our parent company incorporated in the Philippines and operating subsidiaries incorporated in the United States. As a result, we are exposed to risks typically associated with conducting business internationally, many of which are beyond our control. These risks include:

•	significant currency fluctuations between the U.S. dollar, in which substantially all of our revenue is denominated, and the Philippine peso, in which a significant portion of our costs are incurred;

•	legal uncertainty owing to the overlap of different legal regimes, and problems in asserting contractual or other rights across international borders;

•	potentially adverse tax consequences, such as scrutiny of transfer pricing arrangements by authorities in the countries in which we operate;

•	potential tariffs and other trade barriers;

•	unexpected changes in regulatory requirements;

•	the burden and expense of complying with the laws and regulations of various jurisdictions; and

•	terrorist attacks and other acts of violence or war.
      The occurrence of any of these events could significantly harm our business, results of operations and financial condition.
      We also face challenges in managing a geographically dispersed workforce. As of December 31, 2006, we had approximately 6,800 employees in the Philippines and approximately 3,000 employees in the United States. Our management is often required to manage employees remotely and must take into account diverse local laws and customs. If we are unable to manage our dispersed workforce and other resources effectively, our business, results of operations and financial condition could be significantly harmed.
      We may not succeed in identifying suitable acquisition targets or integrating any acquired business into our operations, which could significantly harm our business, results of operations and financial condition.
      Our growth strategy involves gaining new clients and expanding our service offerings, both organically and possibly through strategic acquisitions. Historically, we have expanded some of our service offerings and gained new clients through strategic acquisitions, such as our acquisition of Phase 2 in 2004. It is possible that in the future we may not succeed in identifying suitable acquisition targets available for sale on reasonable terms, have access to the capital required to finance potential acquisitions or be able to consummate any acquisition. The inability to identify suitable acquisition targets or investments or the inability to complete such transactions may affect our competitiveness and our growth prospects. Our management may not be able to successfully integrate any acquired business into our operations and any acquisition we do complete may not result in long-term benefits to us. For example, if we acquire a company, we could experience difficulties in assimilating that company’s personnel, operations, technology and software. In addition, the key personnel of the acquired company may decide not to work for us. The dilutive nature of any of our acquisitions could significantly harm our operating results. Future acquisitions may also result in our incurrence of indebtedness or our issuance of additional equity securities, which could dilute your investment. Acquisitions also typically involve a number of other risks, including diversion of management’s attention, legal liabilities and the need to amortize acquired intangible assets, any of which could significantly harm our business, results of operations and financial condition.
      If the operations of our delivery centers are interrupted, the amount of revenue we receive under our client contracts could decline and our results of operations and financial condition could suffer.
      We operate delivery centers in the Philippines and the United States, which requires us to maintain active data and voice communications between our delivery centers and our clients’ offices. Although we maintain redundant facilities and communications links, disruptions could result from, among other things, technical and electricity breakdowns, computer glitches and viruses and adverse weather conditions. For example, in 2006 one of our delivery centers in the Philippines was shut down for several hours as a result of damage to telecommunication lines servicing that delivery center. Our operational facilities and communication hubs may also be damaged in natural disasters such as earthquakes, floods, monsoons, tsunamis and typhoons. For example, in 2003 and 2004, the operations in our Philippine delivery centers were periodically interrupted as a result of heavy rains. Such natural disasters may lead to disruption of information systems and telephone service for sustained periods. Most of our client contracts are structured so that we are paid based on the amount of time our employees dedicate to providing services to our clients. Any significant failure of our equipment or systems, or any major disruption to basic infrastructure like power and telecommunications in the locations in which we operate, could impede our ability to provide services to our clients, have a negative impact on our reputation, cause us to lose clients, reduce our revenue and harm our business.
      Our ability to use net operating loss carryforwards in the United States may be limited.
      We intend to use our U.S. net operating loss carryforwards to reduce the U.S. corporate income tax liability associated with our operations. Section 382 of the U.S. Internal Revenue Code of 1986 generally imposes an annual limitation on the amount of net operating loss carryforwards that may be used to offset taxable income when a corporation has undergone significant changes in stock ownership. Based on our analysis, which includes assumptions regarding the respective values of classes of our stock, we do not believe our net operating losses are currently subject to Section 382 limitations and will not become subject to such limitations solely as a result of this offering. However, we cannot assure you that future events (including significant increases during the applicable testing period in the percentage of our stock owned directly or constructively by (i) any stockholder who owns 5% or more of our stock or (ii) some or all of the group of stockholders who individually own less than 5% of our stock) will not trigger Section 382 limitations and, as a result, adversely affect our ability to use our net operating loss carryforwards. To the extent our use of net operating loss carryforwards is significantly limited, our income could be subject to U.S. corporate income tax earlier than it would if we were able to use net operating loss carryforwards.
      We may be classified as a passive foreign investment company in our current or future taxable year, which could result in adverse United States federal income tax consequences to U.S. holders.
      If, during any taxable year, 75% or more of our gross income consists of certain types of passive income, or the average value during a taxable year of passive assets (generally assets that generate passive income) is 50% more of the average value of all of our assets, we will be treated as a “passive foreign investment company” under U.S. federal income tax law for such year and succeeding years. If we are treated as a passive foreign investment company, a U.S. holder may be subject to increased tax liability upon the sale of our common shares or upon the receipt of certain distributions, unless such U.S. holder makes an election to mark our common shares to market annually or to treat us as a “qualified electing fund.”

      Based on an analysis of our financial position, we believe that we have not been a passive foreign investment company for U.S. federal income tax purposes for any preceding taxable year and expect that we will not become a passive foreign investment company during the current taxable year. However, because the tests for determining passive foreign investment company status are applied as of the end of each taxable year and are dependent upon a number of factors, some of which are beyond our control, including the value of our assets, based on the market price of our common shares, and the amount and type of our gross income, we cannot assure you that we will not become a passive foreign investment company in the future or that the IRS will agree with our conclusion regarding our current passive foreign investment company status. We intend to use reasonable efforts to avoid becoming a passive foreign investment company.
      Rules relating to a passive foreign investment company are very complex. U.S. holders should consult their own tax advisors regarding the U.S. federal income tax considerations discussed above and the applicability of passive foreign investment company rules to their investments in our common shares.
      Governmental authorities may challenge our intercompany pricing policies or may change or seek to apply their laws in a manner that could increase our effective tax rate or otherwise harm our business.
      We are a Philippine corporation doing business in the Philippines and, through subsidiaries, in the United States, and are subject to the tax rules of multiple jurisdictions. Our intercompany pricing policies address the pricing of transactions within our multi-entity organization, particularly cross-border transactions, including the transfer of goods and services and intercompany financing. Authorities in the United States and in the Philippines may examine our intercompany pricing policies and other aspects of our operations. As a result of such examinations, our effective tax rate could increase. In addition, it may be asserted that we are a resident for tax purposes of the United States and, as a consequence, subject to U.S. tax on income earned in the Philippines. Legislative proposals in the United States, if enacted, could also bring about this result.
      We will incur increased costs as a result of being a public company subject to the Philippine Securities Regulation Code and the Sarbanes-Oxley Act of 2002 and our management faces challenges in implementing those requirements.
      As a public company, we will incur additional legal, accounting and other expenses that we do not incur as a private company. The Philippine Securities Regulation Code and the Sarbanes-Oxley Act of 2002, as well as new rules subsequently implemented by the U.S. Securities and Exchange Commission, or the SEC, and the Nasdaq Global Market, or Nasdaq, have imposed increased regulation and required enhanced corporate governance practices of public companies. We are committed to maintaining high standards of corporate governance and public disclosure, and our efforts to comply with evolving laws, regulations and standards in this regard are likely to result in increased selling and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities. For example, we have created additional board committees and are reviewing and adopting comprehensive new policies regarding internal control over financial reporting and disclosure controls and procedures. We are also in the process of evaluating and testing our internal financial reporting controls in anticipation of compliance with Section 404 of the Sarbanes-Oxley Act of 2002 and have not yet completed this process. We have formed internal evaluation committees and engaged consultants and expect to upgrade our computer software systems to assist us in such compliance. If we do not implement and comply with the requirements of Section 404 in a timely manner, we might be subject to sanctions or investigation by regulatory authorities, such as the SEC. Any such action could harm our business or investors’ confidence in our company and could cause our share price to fall. We will also incur additional costs associated with our reporting requirements as a public company. We also expect these new rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified candidates to serve on our board of directors or as executive officers.

      Future litigation may result in significant costs for defense purposes or for settlement purposes, both of which may or may not be covered by our current insurance policies. Litigation may also divert management focus from our business and could significantly impact our financial results.
      From time to time, we are subject to litigation proceedings. For example, we settled a claim in 2006 relating to our acquisition of Phase 2. Although this specific litigation was resolved, we cannot predict whether any other material suits, claims or investigations may arise in the future. Irrespective of the outcome of any potential lawsuits or potential actions, claims or investigations, we may incur substantial legal costs and possibly settlement costs, which may or may not be covered by insurance. Litigation may also divert management’s attention from our business, which could also harm our business, results of operations and financial condition.
Risks Related to Doing Business in the Philippines
      We may face wage inflation in the Philippines and increased competition for our Philippine employees, which could increase our employment costs and our attrition.
      We have not historically experienced wage inflation with our Philippine employees. We are faced, however, with increasing competition in the Philippines for customer service associates, and we expect this competition will continue to increase as additional outsourcing companies enter the market and expand their operations. In particular, there may be limited availability of qualified middle and upper management candidates. We have benefited from an excess supply of college graduates in the Philippines. If this favorable imbalance changes due to increased competition, it could affect the availability and the cost of customer service associates and increase our attrition rate.
      Our current tax holidays in the Philippines will expire within the next several years.
      We currently benefit from income tax holiday incentives in the Philippines pursuant to our registrations with the Philippine Economic Zone Authority, or PEZA, which provide that we pay no income tax in the Philippines for four or six years pursuant to our PEZA registrations. Our current income tax holidays expire at staggered dates through 2012. Two of our delivery center sites’ income tax holidays that were set to expire during the second half of 2006 were approved by PEZA in December 2006 for conversion to pioneer holiday status, essentially allowing for an additional two years of tax holiday for those delivery sites with expiration in 2008. Our next anticipated expiring income tax holiday is in November 2007 and we intend to apply for extensions. However, this tax holiday may or may not be extended. We believe that as our Philippine tax holidays expire, (i) gross income attributable to activities covered by our PEZA registrations will be taxed at a 5% preferential rate and (ii) our Philippine net income attributable to all other activities will be taxed at the regular Philippine corporate income tax rates of 35%. For the year ended December 31, 2006, we had an effective income tax rate of 0.6% for the Philippine portion of our consolidated profit before income taxes. The expiration of our tax holidays may impair our competitive position against BPO companies based outside of the Philippines.
      The Philippines has experienced political and economic instability, which could harm our business.
      The Philippines has experienced low growth in its gross domestic product, significant inflation, currency declines and shortages of foreign exchange. We are exposed to the risk of rental and other cost increases due to inflation in the Philippines, which has historically been at a much higher rate than in the United States. These conditions could create economic instability that could harm our business.
      Currency fluctuations in the Philippine peso relative to the U.S. dollar could increase our expenses.
      Substantially all of our revenue is denominated in U.S. dollars, and a significant portion of our costs is incurred and paid in Philippine pesos. We are therefore exposed to the risk of an increase in the value of the Philippine peso relative to the U.S. dollar, which would increase our expenses. We do not currently engage in any transactions to hedge against foreign currency fluctuations.

      Terrorist attacks could adversely affect the Philippine economy, disrupt our operations and cause our business to suffer.
      The Philippines periodically experiences civil unrest and terrorism and United States companies in particular may experience greater risk. We may not be adequately insured against terrorism risks. Terrorist attacks such as the attacks of September 11, 2001 in the United States have the potential to directly impact the Philippine economy by making travel more difficult, interrupting lines of communication and curtailing our ability to deliver our services to our clients. These obstacles may increase our expenses and harm our business.
      It may be difficult for you to effect service of process and enforce legal judgments against us or our affiliates.
      We are incorporated in the Philippines. A majority of our directors are not residents of the United States and a significant portion of our assets are located outside the United States. As a result, it may not be possible for you to effect service of process within the United States upon a majority of our directors or us. In addition, you may be unable to enforce judgments obtained in courts of the United States against those persons outside the jurisdiction of their residence, including judgments predicated solely upon the securities laws of the United States. See “Enforcement of Civil Liabilities.”
Risks Related to this Offering
      There is no prior public market for our common shares or ADSs and therefore we cannot assure you that an active trading market will be established.
      Prior to this offering, there was no public trading market for our common shares or ADSs. Our ADSs have been approved for listing on the Nasdaq Global Market under the symbol “ETEL.” The initial public offering price was determined by agreement between us and the underwriters and may not be indicative of the market price of our ADSs after this offering. It is possible that an active trading market for our ADSs will not develop and continue upon the completion of this offering or that the market price of our ADSs will decline below the initial public offering price.
      Because the initial public offering price will be substantially higher than our book value per ADS, you will immediately experience a substantial dilution in net tangible book value.
      Purchasers of our ADSs will experience immediate and substantial dilution in net tangible book value per ADS from the initial public offering price. After giving effect to the sale of 5,500,000 ADSs in this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, and the application of the estimated net proceeds therefrom, our as adjusted net tangible book value as of December 31, 2006 would have been $77.5 million, or $2.80 per ADS. This represents an immediate dilution in net tangible book value of $10.70 per ADS to new investors purchasing ADSs in this offering. For a calculation of the dilution purchasers in this offering will incur, see “Dilution.”
      Substantial future sales of our common shares or ADSs in the public market could cause our ADS price to fall.
      Upon the completion of this offering, we will have 55,366,066 common shares outstanding. Of these common shares, the 11,000,000 common shares represented by ADSs offered hereby will be freely tradable without restriction in the public market. Upon the completion of this offering, our existing stockholders will own 44,366,066 common shares, which will represent 80.1% of our outstanding share capital. These holders will be entitled to dispose of their shares or ADSs following the expiration of an initial 180-day “lock-up” period if they qualify for an exemption from or are not subject to registration under the Securities Act.

      We intend to list our common shares on the Philippine Stock Exchange following the completion of this offering, which may increase the liquidity for our common shares and could increase the volatility of the market price for our ADSs that you purchase in this offering.
      After the completion of this offering, we intend to list our common shares on the Philippine Stock Exchange, which we do not anticipate will occur until at least six months after the completion of this offering. Our outstanding common shares may become more liquid after we list our common shares on the Philippine Stock Exchange. After that listing becomes effective, our existing stockholders may decide to sell their common shares on the Philippine Stock Exchange for tax or other reasons. Any sales of our common shares on the Philippine Stock Exchange could increase the volatility of the market price for our ADSs that you purchase in this offering.
      Our stockholders may have more difficulty protecting their interests than they would as stockholders of a U.S. corporation.
      Our corporate affairs are governed by our articles of incorporation and by-laws and by the laws governing corporations incorporated in the Philippines. Legal principles such as a director’s or officer’s duty of care and loyalty, and the fiduciary duties of controlling stockholders exist in the Philippines. However, these principles are relatively untested in Philippine courts, and their application is uncertain, in comparison to their application in U.S. courts. As a result, our stockholders may have more difficulty protecting their interests in connection with actions taken by our management, members of our board of directors or our controlling stockholders than they would as stockholders of a corporation incorporated in the United States.
      The market price for our ADSs may be volatile.
      The market price for our ADSs is likely to be highly volatile and subject to wide fluctuations in response to factors including the following:

•	actual or anticipated fluctuations in our quarterly operating results;

•	changes in financial estimates by securities research analysts;

•	changes in the economic performance or market valuations of our competitors;

•	sales or expected sales of additional common shares or ADSs; and

•	loss of one or more significant clients.
      In addition, securities markets generally and from time to time experience significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also have a material adverse effect on the market price of our ADSs.
      You may not be able to participate in rights offerings and may experience dilution of your holdings as a result.
      We may from time to time distribute rights to our stockholders, including rights to acquire our securities. Under the deposit agreement for the ADSs, the Depositary will not offer those rights to ADS holders unless both the rights and the underlying securities to be distributed to ADS holders are either registered under the Securities Act or The Philippine Securities Regulation Code, or exempt from registration under the Securities Act or The Philippine Securities Regulation Code with respect to all holders of ADSs. We are under no obligation to file a registration statement with respect to any such rights or underlying securities or to endeavor to cause such a registration statement to be declared effective. In addition, we may not be able to take advantage of any exemptions from registration under the Securities Act or The Philippine Securities Regulation Code. Accordingly, holders of our ADSs may be unable to participate in our rights offerings and may experience dilution in their holdings as a result.
      If securities or industry analysts do not publish research or reports about our business or if they change negatively their recommendations regarding our stock, our stock price and trading volume could decline.
      The trading market for our ADSs will be influenced by the research and reports that industry or securities analysts publish about us or our business. If one or more of the analysts who cover us publishes negative research on us or our industry or downgrades our ADSs, the market price for our ADSs would likely decline. If one or more of these analysts cease or limit coverage of us or our industry, or fails to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our ADS price or trading volume to decline.
      Our management will have broad discretion over the use of the net proceeds of this offering and you may disagree with the way these funds are used.
      We intend to use the net proceeds from this offering to repay certain outstanding debt obligations and for unspecified general corporate purposes, including working capital. We may use a portion of the net proceeds to invest in or acquire businesses, products and technologies that we believe will complement our business. However, depending on future developments and circumstances, we may use some of the proceeds for other purposes. We do not have more specific plans for the net proceeds from this offering. Our management will have significant flexibility in using the proceeds of this offering. You will be relying on the judgment of our management with respect to the use of the proceeds and you may disagree with the way these funds are used. The funds could be applied in ways that harm our operating results. The actual amounts and timing of these expenditures will vary significantly depending on a number of factors, including the amount of cash used in or generated by our operations.
      Our corporate actions could be substantially influenced by officers, directors, principal stockholders and affiliated entities.
      After this offering, our directors and executive officers and their affiliated entities will beneficially own approximately 30.7% of our outstanding common shares. These stockholders, if they acted together, could exert substantial influence over matters requiring approval by our stockholders, including electing directors and approving mergers and acquisitions. This concentration of ownership may also discourage, delay or prevent a change in control of our company, which could deprive our stockholders of an opportunity to receive a premium for their ADSs as part of a sale of our company and might reduce the market price for our ADSs. These actions may be taken even if they are opposed by our other stockholders, including those who purchase ADSs in this offering.
      You may be subject to limitations on transfer of your ADSs.
      Your ADSs represented by the ADRs are transferable on the books of the Depositary. However, the Depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the Depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the Depositary are closed, or at any time if we or the Depositary deem it necessary or advisable to do so because of any requirement of law, any government, governmental body or commission or any securities exchange on which our ADSs or our common shares are listed, or under any provision of the deposit agreement or provisions of, or governing, the deposited securities or any meeting of our stockholders, or for any other reason.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS
      This prospectus contains forward-looking statements that involve risks and uncertainties. The forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

•	our expectations regarding our future operating results;

•	our anticipated cash needs and our estimates regarding our capital requirements and our needs for additional financing;

•	anticipated trends and challenges in our business and the markets in which we operate;

•	our ability to attract and retain employees;

•	our ability to expand into new industries, markets and delivery geographies;

•	our ability to attract new clients; and

•	our ability to retain current clients.
      In some cases, you can identify forward-looking statements by terms such as “may,” “might,” “objective,” “intend,” “should,” “could,” “can,” “would,” “expect,” “believe,” “estimate,” “predict,” “potential,” “plan,” or the negative of these terms, and similar expressions intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. We discuss many of these risks in this prospectus in greater detail under the heading “Risk Factors.” Also, these forward-looking statements represent our estimates and assumptions only as of the date of this prospectus. Unless required by U.S. federal securities laws, we do not intend to update any of these forward-looking statements to reflect circumstances or events that occur after the statement is made.
      You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.
      This prospectus contains statistical data that we obtained from industry publications and reports generated by Datamonitor, Inc., Gartner, Inc. and International Data Corp. These industry publications generally indicate that they have obtained their information from sources believed to be reliable, but do not guarantee the accuracy and completeness of their information. Although we believe that the publications are reliable, we have not independently verified their data.

USE OF PROCEEDS
      We expect that the net proceeds we will receive from our sale of 5,500,000 ADSs in this offering will be approximately $65.9 million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise their over-allotment option in full, our net proceeds will be approximately $76.2 million.
      We intend to use our net proceeds from this offering to repay our two term loans in full, to repay some or all of our revolving line of credit and for general corporate purposes, including working capital and capital expenditures. We have a term loan that is payable in monthly installments of $333,000, bears interest at the bank’s prime rate plus 4.0% and matures on May 25, 2009. As of December 31, 2006, the outstanding balance of this term loan was $11.0 million. Our second term loan is for $17.5 million, bears interest at the bank’s prime rate plus 7.5% and matures on May 25, 2009. As of December 31, 2006, the outstanding balance of this term loan was $17.5 million. Our $25.0 million revolving line of credit bears interest at the bank’s prime rate plus 1.0% and matures on May 25, 2009. As of December 31, 2006, we had $1.6 million of borrowings outstanding under our revolving line of credit. If we were to repay all of our revolving line of credit and our two term loans in full, we would discharge an aggregate of $30.1 million of our debt out of the proceeds from this offering based on the outstanding balances as of December 31, 2006. We may not repay the entire outstanding amount of our revolving line of credit. The proceeds from our two term loans and our line of credit were used to fund our acquisition of Phase 2, refinance existing indebtedness and fund working capital, including capital expenditures.
      We have not yet determined all of our expected expenditures, and we cannot estimate the amounts we will use for each purpose set forth above. Accordingly, our management will have significant flexibility in applying the net proceeds of this offering. Pending our use of the net proceeds as described above, we intend to invest the net proceeds of this offering in short-term, interest-bearing, investment-grade securities.
DIVIDEND POLICY
      We have never declared or paid any cash dividends on our common shares, and we do not currently intend to pay any cash dividends on our common shares. We expect to retain future earnings, if any, to fund the development and growth of our business. Our board of directors will determine future dividends, if any.
      In addition, our term loans and revolving line of credit prohibit us from paying cash dividends on our common shares.

CAPITALIZATION
      The following table describes our capitalization as of December 31, 2006:

•	on an actual basis; and

•	on an as adjusted basis to give effect to the issuance and sale of 5,500,000 ADSs in this offering at the initial public offering price of $13.50 per ADS, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, and the application of the estimated net proceeds of this offering as described in the section entitled “Use of Proceeds.”
      You should read this table in conjunction with “Use of Proceeds,” “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes that are included elsewhere in this prospectus.

	December 31, 2006

	Actual	As Adjusted

	(unaudited)
	(in thousands, except
	share data)
Revolving line of credit	$1,565	$—
Current portion of long-term debt	4,000	—
Long-term debt, net of current portion	24,500	—

Stockholders’ equity:
Capital stock, P1.00 par value; 130,000,000 common shares authorized; actual; 44,366,066 common shares issued and outstanding, actual; 55,366,066 common shares issued and outstanding, as adjusted	849	1,074
Additional paid-in capital	20,948	86,576
Retained earnings(1)	6,417	6,117

Total stockholders’ equity	28,214	93,767

Total capitalization	$58,279	$93,767

(1)	The as adjusted amount reflects an estimated charge of $300,000 we would record upon completion of this offering relating to debt extinguishment charges relating to the repayment of our long-term debt with the net proceeds of this offering.
The actual and as adjusted information set forth in the table:

•	excludes 10,551,900 common shares issuable upon the exercise of outstanding options as of December 31, 2006, at a weighted average exercise price of $2.40 per share;

•	assumes no exercise of the underwriters’ option to purchase up to 825,000 additional ADSs from us to cover over-allotments; and

•	assumes payment of our two term loans and all of our revolving line of credit as discussed in “Use of Proceeds.”

DILUTION
      If you invest in our ADSs, your investment will be diluted to the extent the initial public offering price per ADS exceeds the net tangible book value per ADS immediately after this offering.
      Our net tangible book value as of December 31, 2006 was approximately $12.0 million, or $0.54 per ADS. Net tangible book value per ADS represents the amount of our net worth, or total tangible assets less total liabilities, divided by the number of common shares outstanding as of that date (one ADS represents two common shares).
      After giving effect to the issuance of 5,500,000 ADSs at the initial public offering price of $13.50 per ADS and after deducting underwriting discounts and our commissions and our estimated offering expenses (assuming that the underwriters’ over-allotment option is not exercised), our as adjusted net tangible book value as of December 31, 2006 would have been $77.5 million, or $2.80 per ADS. This amount represents an immediate increase of $2.26 per ADS to our existing stockholders and an immediate dilution of $10.70 per ADS issued to the new investors purchasing ADSs offered hereby at the initial public offering price. The following table illustrates this per ADS dilution:

Initial public offering price per ADS		$13.50
Net tangible book value per ADS before this offering	$0.54
Increase in net tangible book value per ADS attributable to new investors	2.26

Net tangible book value per ADS after this offering		2.80

Dilution in net tangible book value per ADS to new investors		$10.70

      If the underwriters exercise their over-allotment option to purchase additional ADSs from us in full, our net tangible book value per share after giving effect to this offering would be $3.08 per ADS, and the dilution in net tangible book value per share to investors in this offering would be $10.42 per ADS.
      The following table sets forth on an as adjusted basis as of December 31, 2006 the differences between existing stockholders and the new investors with respect to the number of ADSs which are purchased from us, the total consideration paid and the average price per ADS paid (before deducting underwriting discounts and commissions and our estimated offering expenses and assuming that the underwriters’ over-allotment option is not exercised).

	Common Shares
	Purchased		Total Consideration
					Average Price	Average Price
	Number	Percent	Amount	Percent	Per Share	Per ADS

Existing stockholders	44,366,066	80.1%	$18,393	19.9%	$0.41	$0.83
New investors	11,000,000	19.9	74,250	80.1	6.75	13.50

Total	55,366,066	100%	$92,643	100%

      The table above assumes no exercise of outstanding stock options. As of December 31, 2006, there were 10,551,900 common shares issuable upon exercise of outstanding stock options at a weighted average exercise price of $2.40 per share and there were 318,162 common shares available for future issuance under our stock option plans. To the extent that any of these options are exercised, there will be further dilution to new investors.

EXCHANGE RATES
      Substantially all of our revenue is denominated in U.S. dollars and a significant portion of our expenses is incurred and paid in Philippine pesos. We report our financial results in U.S. dollars. The exchange rates between the Philippine peso and the U.S. dollar have fluctuated in recent years and may fluctuate in the future. The results of our operations are affected as the Philippine peso appreciates or depreciates against the U.S. dollar.
      The following table sets forth, for the periods indicated, information concerning the exchange rates between Philippine pesos and U.S. dollars based on the noon buying rate:

	Period End(1)	Average(1)(2)	Low	High

Fiscal Year:
2006	49.010	51.273	49.010	53.580
2005	53.035	55.036	53.005	56.325
2004	56.125	56.050	55.125	56.460
2003	55.520	54.190	51.975	55.725
2002	53.385	51.581	49.325	53.825
2001	51.600	50.938	47.520	54.750
Month:
February 2007	48.533	48.378	48.058	48.725
January 2007	48.900	48.902	48.650	49.135
December 2006	49.010	49.412	49.010	49.775
November 2006	49.660	49.837	49.640	50.125
October 2006	49.840	49.977	49.795	50.145
September 2006	50.190	50.321	50.105	50.740
August 2006	50.785	51.295	50.785	51.650
July 2006	51.470	52.244	51.470	52.980
June 2006	53.127	53.167	52.700	53.580
May 2006	52.860	52.107	51.300	52.975
April 2006	51.770	51.407	51.020	51.910
March 2006	51.160	51.175	51.035	51.420
February 2006	51.660	51.768	51.475	52.195

(1)	The noon buying rate at each period end and the average rate for each period may differ from the exchange rates used in the preparation of financial statements included elsewhere in this prospectus.
(2)	Represents the average of the noon buying rate for all days during the period.

SELECTED CONSOLIDATED FINANCIAL DATA
      The following selected consolidated financial data should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this prospectus. The selected consolidated balance sheet data as of December 31, 2005 and 2006 and the selected consolidated statements of operations data for each of the three years in the period ended December 31, 2006, other than the net income (loss) per ADS data, have been derived from our audited financial statements that are included elsewhere in this prospectus. The selected consolidated balance sheet data as of December 31, 2002 and the selected consolidated statement of operations data for the year ended December 31, 2002, other than the net income (loss) per ADS data, have been derived from our unaudited financial statements not included in this prospectus. The consolidated balance sheet data as of December 31, 2003 and 2004 and the selected consolidated statement of operations data for the year ended December 31, 2003, other than the net income (loss) per ADS data, have been derived from our audited financial statements not included in this prospectus. Historical results are not necessarily indicative of the results to be expected in the future.
      The results of operations of Phase 2 Solutions, Inc. are included beginning May 26, 2004.
      Substantially all of our share-based compensation is recorded under selling and administrative expenses.

	Year Ended December 31,

	2002	2003	2004	2005	2006

	(in thousands, except per share/ADS data)
Consolidated Statements of Operations Data:
Service revenue	$16,144	$32,192	$97,775	$152,213	$195,118
Cost and expenses:
Cost of services	11,953	20,307	71,537	113,997	135,709
Selling and administrative expenses	3,064	4,576	15,582	25,498	30,008
Depreciation and amortization	2,001	2,395	5,531	8,609	10,181

Total cost and expenses	17,018	27,278	92,650	148,104	175,898

Income (loss) from operations	(874)	4,914	5,125	4,109	19,220
Other income (expenses):
Interest expense and financing charges	(635)	(127)	(2,486)	(4,912)	(5,531)
Foreign exchange (loss) gain	(12)	(310)	100	(570)	(683)
Other	39	(53)	71	125	(159)

Total other income (expenses)	(608)	(490)	(2,315)	(5,357)	(6,373)

Income (loss) before provision for income taxes	(1,482)	4,424	2,810	(1,248)	12,847
Provision for income taxes	—	—	368	516	602

Net income (loss)	$(1,482)	$4,424	$2,442	$(1,764)	12,245

Basic net income (loss) per share	$(0.04)	$0.10	$0.06	$(0.04)	$0.28

Weighted average shares outstanding — basic	34,109	42,952	42,981	43,085	43,589
Diluted net income (loss) per share	$(0.04)	$0.10	$0.06	$(0.04)	$0.25

Weighted average shares outstanding — diluted	34,109	42,952	42,981	43,085	49,070
Basic net income (loss) per ADS (unaudited)	$(0.09)	$0.21	$0.11	$(0.08)	$0.56

Diluted net income (loss) per ADS (unaudited)	$(0.09)	$0.21	$0.11	$(0.08)	$0.50

	As of December 31,

	2002	2003	2004	2005	2006

	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$1,467	$1,473	$3,782	$1,043	$690
Working capital (deficit)	(4,153)	3,442	(5,971)	(2,512)	4,123
Total assets	9,667	18,624	66,670	65,175	89,450
Total stockholders’ equity (deficit)	(68)	11,038	13,898	12,916	28,214

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
      The following discussion and analysis of our financial condition and results of operations should be read together with “Selected Consolidated Financial Data” and our financial statements and related notes appearing elsewhere in this prospectus. In addition to historical information, this discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.
Overview
      We are a leading provider of business process outsourcing, or BPO, services focusing on the complex, voice-based segment of customer care services delivered from both onshore and offshore locations. We provide a range of services including technical support, financial advisory services, warranty support, customer service, sales, customer retention and marketing surveys and research. Our services are delivered from four delivery centers in the Philippines and seven delivery centers in the United States, with approximately 6,800 employees in the Philippines and approximately 3,000 employees in the United States as of December 31, 2006.
      We began operations in the Philippines in 2000 and grew from approximately $1.0 million in revenue in 2000 to $32.2 million in revenue in 2003. During this period, our income from operations grew from an operating loss of approximately $0.5 million in 2000 to operating income of $4.9 million in 2003 and our income from operations as a percentage of our revenue, which we refer to as our operating margin, grew from a negative operating margin in 2000 to 15.3% in 2003. We delivered services exclusively from our delivery centers in the Philippines until May 2004.
      In May 2004, we acquired Phase 2 Solutions, Inc., a U.S.-based BPO company. We acquired Phase 2 in order to increase the size and scale of our company, broaden our service offering for clients with a multi-shore capability, expand our pool of potential clients and decrease our revenue concentration by acquiring a company with a different industry focus. We also wanted to acquire sales program skills and expand our pool of managers with experience in the United States outsourcing industry. As a result of this acquisition and the continued organic growth of our offshore business, our revenue increased to $97.8 million in 2004. Our income from operations increased to $5.1 million in 2004, but because of the higher costs associated with our new U.S. operations, our operating margin decreased to 5.2%. We also incurred significant employee-related expenses in anticipation of new programs in the Philippines that did not commence as scheduled by our clients. In addition, we experienced a lower operating margin on a new program for one of our largest clients because we priced the program based on our client’s inaccurate estimate of average call handling time for the program.
      In 2005, we attracted new clients and experienced continued growth from our existing clients, resulting in an increase in our revenue from $97.8 million in 2004 to $152.2 million in 2005, which included a full year of Phase 2 operations. Our operating margin was 2.7% in 2005. In early 2005, one of our largest clients significantly reduced its demand for consumer technical support from its vendors worldwide, including our services in one of its three programs with us. The reduced volumes from this client caused our operating margin to decrease significantly, because we had already hired and trained a large number of customer service associates to perform this specific program and continued to employ them after this client reduced its volume. As a result, we incurred significant costs in connection with this program that we were unable to immediately recoup. We also terminated our largest program for another large client later in 2005, which negatively impacted our operating margin. However, as a result of increased momentum in our business in the second half of 2005, we were able to minimize the impact of these events by reallocating our customer service associates to other client programs relatively quickly.
      In 2006, our revenue was $195.1 million and our operating margin increased to 9.9%. We continued to grow revenue with our existing clients, including a significant expansion of the services we provided to clients that we obtained in late 2005. One of our largest clients, which had reduced its volume of technical support services with us in 2005, also began to increase its demand for these services from us. During 2006, the percent of our services that we delivered from our Philippine locations increased and we replaced some of our lower-margin client programs in the Philippines with new, higher-margin programs.
      Service Revenue. We generate revenue from the customer care and other BPO programs we administer for our clients. We provide our services to clients under contracts that typically consist of a master services agreement, which contains the general terms and conditions of our client relationship, and a statement of work, which describes in detail the terms and conditions of each program we administer for a client. Our statements of work are usually one-year contracts, subject to earlier termination by our clients or us for any reason, typically upon 30 to 90 days’ notice. Although the contractual commitments from our clients are short, our client relationships tend to be longer-term given the scale and complexity of the services we provide coupled with the risk and costs to our clients associated with bringing business processes in-house or outsourcing them to another provider. For the same reasons, our sales cycle tends to range from six to 18 months.
      The outsourcing industry is extremely competitive, and outsourcers have historically competed based on pricing terms. Accordingly, we could be subject to pricing pressure and may experience a decline in our average selling prices for our services. We attempt to mitigate this pricing pressure by differentiating ourselves from our competition based on the value we bring to our clients through the quality of our services and our ability to provide quantifiable results that our clients can measure against our competitors. We provide a sales proposition to a client based on quantifiable value per dollar spent by the client on our services. For example, we work with the client to quantify the costs to the client of activities such as the time it takes to handle a call, repeat calls, parts dispatches and cancelled sales. We similarly work with a client to quantify the value from initial product sales, sales of products complimentary or more expensive than the products in which a customer is originally interested and repeat purchasing based on customer satisfaction. This information on costs and value created is combined to develop a value created per dollar spent model on which both the client and we agree in order to set the price for our services in our contract. We then assess our performance against this model on a quarterly basis and share our results measured by these metrics with our client on a quantified scorecard. This gives our client a means of comparing the value we created per dollar spent on us to the same metrics for our clients’ internal business process centers or other outsourcers. We believe that our ability to quantify value has allowed us in most cases to negotiate fixed pricing with our clients that reflects the greater value created per dollar spent we deliver, rather than the cost-based commodity pricing model most often emphasized in our industry.
      We derive our revenue primarily through time-delineated or session-based fees, including hourly or per-minute charges and charges per interaction, which are separately negotiated on a client-by-client basis. In some contracts, we are paid higher rates if we meet specified performance criteria, which are based on objective performance metrics that our client agrees would add quantifiable value to their operations. These payment arrangements can take many forms, including additional payments to us based on the number of confirmed sale transactions we make on behalf of a client or based on meeting customer satisfaction targets. Bonuses are typically 5% to 10% of revenue for a program. Conversely, some of our contracts include provisions that provide for downward revision of our prices under certain circumstances, such as if the average speed required to answer a call is longer than agreed to with the client. Downward revisions are typically limited to a maximum of 5% of revenue for a program. All of our bonus and downward revision provisions are negotiated at the time that we sign a statement of work with a client and our revenue from our contracts is thus fixed and determinable at the end of each month.
      We currently derive substantially all of our revenue from U.S.-based clients. We receive most of our revenue from a small number of clients, with an aggregate of approximately 83% and 80%, respectively, of our revenue from our five largest clients for the years ended December 31, 2005 and 2006. For the year ended December 31, 2006, we had two clients that each contributed more than 10% of our revenue, including Cingular, representing 42% of our revenue, and Dell, representing 18% of our revenue. We often administer multiple programs for a single client. As of December 31, 2006, 30% of our clients, as measured by the number of our clients, have multiple programs with separate contracts or statements of work that sometimes are negotiated with separate parts of the client organization, which we view as being different clients for practical purposes. For example, we perform four separate programs for Cingular for two separate Cingular business units, and two separate programs for Dell for two separate Dell business units. As of December 31, 2006, our average number of programs per client was 2.0.
      Cost of Services. Cost of services consists primarily of the salaries, payroll taxes and employee benefit costs of our customer service associates and other operations personnel. Cost of services also includes direct communications costs, rent expense information technology costs, facilities support and customer management support costs related to the operation of our delivery centers. We expense these costs as incurred.
      Our cost of services is most heavily impacted by prevailing salary levels. Although we have not been subject to significant wage inflation in the Philippines or the United States, any increase in the market rate for wages could significantly harm our operating results and our operating margin.
      We often incur significant costs in the early stages of implementation or in anticipation of meeting a current client’s forecasted demand for our services, with the expectation that these costs will be recouped over the life of the program, thereby enabling us to achieve our targeted returns. Similarly, we may also be required to increase recruiting and training costs to prepare our customer service associates for a specific type of service. If we undertake additional recruiting and training programs and our client terminates a program early or does not meet its forecasted demand, our operating margin could decline.
      Our cost of services is also impacted by our ability to manage and employ our customer service associates efficiently. Our workforce management group continuously monitors staffing requirements in an effort to ensure efficient use of these employees. Although we generally have been able to reallocate our customer service associates as client demand has fluctuated, an unanticipated termination or significant reduction of a program by a major client may cause us to experience a higher-than-expected number of unassigned customer service associates. For example, in 2005 one of our largest clients significantly reduced its demand for our services on one of its three programs with us. This created a surplus of customer service associates, which took us more than six months to alleviate by selling new services and expanding services with existing clients. This significantly decreased our operating margin in 2005. Since then, we have sought to partially mitigate the impact of fluctuations in demand for our services by requiring our clients to provide monthly and quarterly demand forecasts as well as contractually requiring our clients to provide notice of termination of a program, which notice period is generally 30 to 90 days.
      Our efficient use of customer service associates is also impacted by seasonal changes in the operations of our clients, which impact the level of services our clients require. For example, the amount of technical support and financial services we provide has traditionally been greater during the fourth quarter of each year driven by increased customer spending during the holiday season. Demand for these same services typically declines significantly during the first quarter of each year. As a result, the fourth quarter of each year is typically our period of highest efficiency, while the first quarter of each year is typically our period of lowest efficiency.
      We believe that our clients are increasingly looking for vendors that provide BPO services from multiple geographic locations. This allows clients to manage fewer vendors while minimizing geopolitical risk and risk to operations from natural disasters. Moreover, clients ultimately willing to have service operations offshore may not be willing to do so initially or at any time completely. To address this demand and to supplement our offshore delivery, in May 2004, we acquired Phase 2. An important element of our multi-shore service offering is our ability to migrate clients offshore over time. This allows clients to gain confidence in the quality of our services before shifting services to our offshore delivery locations. This migration strategy both lowers costs for our clients and improves our financial performance. Our costs associated with our U.S. operations are higher than those we experience in the Philippines. If we fail to migrate our clients to our offshore delivery locations or if our offshore growth rates decline compared to our onshore growth rates, our operating margin could decline.
      Selling and Administrative. Selling and administrative expenses consist primarily of our sales and administrative employee-related expenses, sales commissions, professional fees, travel costs, marketing programs and other corporate expenses. Substantially all of our share-based compensation expense is included in selling and administrative expenses. Following this offering, we expect to incur increased expenses for legal fees, insurance premiums, auditing fees, investor relations, stockholder meetings, printing and filing fees, as well as employee-related expenses for regulatory compliance and other costs. We also expect selling and administrative expenses to increase as we add personnel and incur additional fees and costs related to the growth of our business and our operation as a publicly traded company in the United States.
      Depreciation and Amortization. We currently purchase substantially all of our equipment. We record property and equipment at cost and calculate depreciation using the straight-line method over the estimated useful lives of our assets, which generally range from three to five years. We amortize leasehold improvements on a straight-line basis over the shorter of the lease term or the estimated useful life of the asset. If the actual useful life of any asset is less than its estimated depreciable life, we would record additional depreciation expense or a loss on disposal to the extent the net book value of the asset is not recovered upon sale.
      Our depreciation is primarily driven by large investments in capital equipment required for our continued expansion, including the build-out of seats, which we define as workstations where customer service associates generate revenue. These expenditures include tenant improvements to new facilities, furniture, information technology infrastructure, computers and software licenses and are usually in the range of $8,000 to $12,000 per seat depending on specific client requirements. These costs are generally depreciated over five years and are substantially the same in the United States and the Philippines. The effect of our depreciation and amortization on our operating margin is impacted by our ability to manage and utilize our seats efficiently. We seek to expand our seat capacity only after receiving contractual commitments from our clients. However, we have in the past increased our seat capacity based on forecasted demand projections from our clients, which are not contractual commitments. This has resulted in a surplus of seats, which has increased our depreciation and, to a limited extent, reduced our operating margin. As a general matter, the efficiency of our use of seats has had less of an impact on our operating margin than the efficiency of our deployment of our customer service associates.
      In connection with our acquisition of Phase 2, we recognized $20.9 million of goodwill and intangible assets. In each of 2005 and 2006, we amortized $1.4 million of the intangible asset portion, and we will amortize $1.4 million, $0.8 million and $0.2 million of the intangible assets during the years ended December 31, 2007, 2008 and 2009, respectively, with respect to these assets.
      Other Income (Expenses). In May 2004, we acquired Phase 2 for $25.3 million in cash, which we financed exclusively through debt. This debt and borrowings under our revolving line of credit have resulted in interest expense and financing charges of $2.5 million in 2004, $4.9 million in 2005 and $5.5 million in 2006. We intend to use a portion of the proceeds of this offering to repay our two term loans and possibly all or a portion of the outstanding borrowings under our revolving line of credit. For more information, see the section of this prospectus entitled “Use of Proceeds.”
      As a result of our multi-shore delivery model, our results of operations and cash flows are subject to fluctuations due to changes in foreign currency exchange rates, particularly changes in the Philippine peso. Substantially all of our revenue is denominated in U.S. dollars, but a significant amount of our expenses is denominated in Philippine pesos. In the years ended December 31, 2006 and 2005, 33% and 28%, respectively, of our cost of services and selling and administrative expenses were generated in the Philippines. We attempt to mitigate this by converting U.S. dollars into Philippine pesos on an as-needed basis to cover our near-term expenses, which we generally do on a weekly basis. We generally have short-term accounts payable in the Philippines, which tend to be predictable as most of our expenses consist of employee compensation and other fixed overhead costs, such as facilities costs. Accordingly, we believe that our overall exposure to foreign exchange risk is relatively low, and we do not hedge our currency exposure.
Critical Accounting Policies
      Our discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amount of our assets, liabilities, revenue and expenses and related disclosure of contingent assets and liabilities. We evaluate our estimates on an ongoing basis, including those related to revenue recognition, income taxes, goodwill, other intangibles and share-based compensation. We base our estimates on our historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making the judgments we make about the carrying values of our assets and liabilities that are not readily apparent from other sources. Because these estimates can vary depending on the situation, actual results may differ from the estimates.
      We believe the following critical accounting policies affect our more significant judgments used in the preparation of our financial statements.
      Revenue Recognition. We recognize revenue when it is probable that the economic benefits associated with the transactions will flow to us and the amount of revenue can be measured reliably. This is normally demonstrated when we have: (i) persuasive evidence of an arrangement; (ii) the fee is fixed or determinable; (iii) performance of the service has been delivered; and (iv) collection is reasonably assured. Substantially all of our revenue is billed and collected in U.S. dollars and substantially all of our clients are based in the United States.
      Service revenue is recognized as services are performed on a per subscriber, per event, per call, per minute, per participant or flat monthly fee basis using rates that are detailed in the client contract. Supplemental revenue can sometimes be earned depending on service levels or achievement of certain performance measurement targets. We recognize this supplemental revenue only after we have achieved the required measurement targets and, therefore, the amount is known and not subject to adjustment.
      Accounting for Income Taxes. In connection with preparing our financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process involves our assessment of our net operating loss carryover, as well as estimating our actual current tax liability together with assessing temporary differences resulting from differing treatment of items, such as reserves and accrued liabilities, for tax and accounting purposes. We also have to assess whether any portion of our earnings generated in one taxing jurisdiction might be claimed as earned by income tax authorities in a differing tax jurisdiction. Significant judgment is required in determining our annual tax rate, the allocation of earnings to various jurisdictions and in evaluation of our tax positions.
      Additionally, we record the estimated future tax effects of temporary differences between the tax basis of assets and liabilities and amounts reported in the accompanying consolidated balance sheets, as well as operating loss and tax credit carryforwards. We then assess the likelihood that our deferred income tax assets will be realized or recovered from our future taxable income. To the extent we believe that recoverability of our deferred tax assets is not likely, we are required to establish a valuation allowance. Generally accepted accounting principles require companies to weigh both positive and negative evidence in determining the need for a valuation allowance for deferred tax assets. As a result of cumulative net operating losses in the United States over the last three years, we have determined that a valuation allowance representing a significant portion of our deferred tax assets was appropriate. In determining the valuation allowance, we did not treat the deferred tax liability resulting from the tax amortization of goodwill as a source of future taxable income given that goodwill is an indefinite-lived asset. We periodically evaluate the recoverability of our deferred tax assets and, when we determine that the recoverability of deferred tax assets meets the criteria of more likely than not, we reduce the valuation allowance against our deferred tax assets. The effect of a change in judgment concerning the realizability of deferred tax assets would be included in provision for income taxes.
      We are registered with the Philippine Export Zone Authority, or PEZA, as an Economic Export Enterprise under RA No. 7916, otherwise known as the Special Economic Zone Act of 1995, to develop and operate a BPO business that serves overseas clients by providing customer relationship management services. As a registered enterprise, we are entitled to certain tax and non-tax incentives which include, among others, tax and duty-free importations, exemption from local taxes and income tax holiday for three, four or six years from the start of commercial operations with the possibility of one- or two-year extensions. Our current income tax holidays expire at staggered dates through 2012. Two of our delivery centers’ income tax holidays that were set to expire during the second half of 2006 were approved by PEZA in December 2006 for conversion to pioneer holiday status, essentially allowing for an additional two years of tax holiday for those delivery centers with expiration in 2008. Our next anticipated expiring income tax holiday is in November

2007. We intend to apply for an extension or conversion to pioneer holiday status prior to expiration. While there is no assurance that PEZA will grant us extensions, we understand that it is the current practice of PEZA to grant extensions on such tax holidays as a means of attracting foreign investment in specified sectors, including the outsourcing industry. Should that holiday expire and not be extended our future income tax rate would increase.
      We believe that as our Philippine tax holidays expire, (i) gross income (less allowable deductions typically characterized as direct costs as defined in RA No. 7916) attributable to activities covered by our PEZA registrations will be taxed at a 5% preferential rate, and (ii) our Philippine net income attributable to all other activities will be taxed at the regular Philippine corporate income tax rates of 35%. Our effective overall Philippine income tax rate will vary as the revenue-generating activity at each delivery center becomes taxable upon expiration of the income tax holiday applicable to that center.
      We operate in and file income tax returns in the United States and Philippine jurisdictions which are subject to examination by tax authorities. The tax returns for open years in all jurisdictions in which we do business are subject to change upon examination. We believe that we have estimated and provided adequate accruals for the probable additional taxes and related interest expense that may ultimately result from such examinations. We believe that any additional taxes or related interest over the amounts accrued will not have a material effect on our financial condition, results of operations or cash flows. However, resolution of these matters involves uncertainties and the outcomes may be favorable or unfavorable. In addition, changes in the mix of income between taxing jurisdictions, expiration of tax holidays, and changes in tax laws and regulations could result in increased effective tax rates in the future.
      Share-Based Compensation. We account for stock options granted to employees in accordance with SFAS 123(R), Share-Based Payment, which we adopted using the modified retrospective application method. We measure the fair value of employee stock options at grant dates using the Black-Scholes valuation model with compensation cost recognized over the vesting period treating each separately vesting portion of an award as if it was, in substance, a multiple award. We are responsible for determining the fair value assessments of our common shares and have used several factors including estimates of revenue, earnings, assumed market growth rates and reports prepared by an unrelated valuation specialist, Duff & Phelps, LLC. We took the fair value assessments prepared by the valuation specialist into account in reaching our conclusion of the fair value of our common shares. We estimated the volatility of our share price using stock volatility of comparable companies within our industry. We estimate a 10% increase in our estimate of the fair value of our common shares for options granted in 2006 would increase our share-based compensation expense by approximately $0.5 million for the year ended December 31, 2006.
      Goodwill. We have $13.8 million of goodwill recorded as of December 31, 2006. We test our goodwill, which arose from the Phase 2 acquisition, for impairment annually at our year end or when impairment indicators otherwise arise. Our test of goodwill impairment requires judgment, including the identification of reporting units, assigning assets and liabilities, including goodwill, to reporting units and determining the fair value of each reporting unit. We have used an earnings multiple based valuation technique to estimate the fair value of our reporting units, which includes several significant assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value and goodwill impairment for each reporting unit. If our estimated earnings decreased by 107% or greater for the reporting unit assigned goodwill, we would be required to recognize an impairment.

Results of Operations
      The following table is derived from our selected consolidated financial data and sets forth our historical operating results as a percentage of revenue for the periods indicated:

	Year Ended December 31,

	2004	2005	2006

Consolidated Statements of Operations Data:
Service revenue	100.0%	100.0%	100.0%
Cost and expenses:
Cost of services	73.2	74.9	69.5
Selling and administrative expenses	15.9	16.8	15.4
Depreciation and amortization	5.7	5.7	5.2

Total cost and expenses	94.8	97.3	90.1

Income from operations	5.2	2.7	9.9

Other income (expenses)
Interest expense and financing charges	(2.5)	(3.2)	(2.8)
Foreign exchange (loss) gain	0.1	(0.4)	(0.4)
Other	0.1	0.1	(0.1)

Total other income (expense)	(2.3)	(3.5)	(3.3)

Income (loss) before provision for income taxes	2.9	(0.8)	6.6
Provision for income taxes	0.4	0.4	0.3

Net income (loss)	2.5%	(1.2)%	6.3%

Comparison of Years Ended December 31, 2006, 2005 and 2004
      Service revenue. We derive substantially all of our service revenue from the BPO programs we administer for our clients. Substantially all of our service revenue is denominated in U.S. dollars. Service revenue was $195.1 million, $152.2 million and $97.8 million in 2006, 2005 and 2004, respectively, an increase of 28.2% in 2006 from 2005 and 55.6% in 2005 from 2004.
      In 2006, our service revenue increased $42.9 million, or 28.2%, over the prior year. This increase was primarily driven by new service programs with two new and two existing clients and, to a lesser extent, our expansion of existing service programs with four existing clients. These increases were partially offset by the ramping down of service programs or our loss of clients. We declined to reduce our pricing with respect to the two largest clients we lost and another client terminated our services due to a decline in its business.
      In 2005, which included a full year of Phase 2 operations, our service revenue increased $54.4 million, or 55.6%, over the prior year. This increase was primarily due to our addition of six new programs with four existing clients, which we believe we were able to establish primarily as a result of our ability to demonstrate value per dollar spent by these clients for our existing programs with them, and our expansion of a client relationship that we gained through our acquisition of Phase 2. In addition, our revenue in 2005 increased over 2004 due to our expansion of existing programs with our existing clients and the addition of 18 programs with 11 new clients. The increase in revenue in 2005 was partially offset by revenue we lost as a result of our decision to reduce a significant client program due to our inability to negotiate satisfactory pricing terms, the bankruptcy of one of our clients and our loss of another client, whose direct response marketing program was not well suited to our delivery model due to its sporadic call arrival patterns.
      Cost of services. Cost of services consists primarily of salaries, payroll taxes and employee benefits costs of our customer service associates and other operations personnel. Cost of services also includes direct communications costs, rent expense, information technology costs, facilities support and customer management support costs related to the operation of our delivery centers.

      Cost of services was $135.7 million, $114.0 million and $71.5 million in 2006, 2005 and 2004, respectively. Our cost of services as a percentage of revenue was 69.5%, 74.9% and 73.2% during 2006, 2005 and 2004, respectively.
      The absolute dollar increase in cost of services in 2006 over 2005 was primarily to support the 28.2% increase in service revenue in 2006 over 2005. The 5.4% improvement in cost of services as a percentage of revenue was primarily due to an increased percentage of revenue provided by our lower-cost Philippine operations. During 2006, we also lowered our communications costs by negotiating better pricing terms with our vendors and restructuring a contract with one of our largest clients to provide for the client to pay the communications costs associated with our services.
      The increase in cost of services as a percentage of revenue in 2005 compared to 2004 was due to the full-year impact of our acquisition of Phase 2 compared to seven months in 2004. In addition, in early 2005, one of our largest clients significantly reduced its demand for consumer technical support from its vendors worldwide, including our services in one of its three programs with us. The reduced volumes from this client caused our cost of services as a percentage of revenue to increase because we had already hired and trained a large number of customer service associates to perform this specific program and continued to employ them after this client reduced its volume. As a result, we incurred significant costs in connection with this program that we were unable to immediately recoup.
      Selling and administrative expenses. Selling and administrative expenses consist primarily of sales and administrative employee-related expenses, sales commissions, professional fees, travel costs, marketing programs and other corporate expenses. Substantially all of our share-based compensation expense is included in selling and administrative expenses.
      Selling and administrative expenses were $30.0 million in 2006, $25.5 million in 2005 and $15.6 million in 2004, an increase of 17.6% in 2006 over 2005 and 63.5% in 2005 over 2004. Our selling and administrative expenses were 15.4%, 16.8% and 15.9% of revenue in 2006, 2005 and 2004, respectively. Share-based compensation included in selling and administrative expenses was $1.9 million, $0.4 million and $0.4 million in the years ended December 31, 2006, 2005 and 2004, respectively, which represented 1.0%, 0.3% and 0.4% of revenue in 2006, 2005 and 2004, respectively.
      The relatively significant absolute dollar increase in selling and administrative expenses in 2006 over 2005 was primarily due to employees we hired to support our growth and upgrade and supplement our executive team and professional staff as we prepared to become a publicly traded company in the United States. Despite the significant absolute dollar increase in selling and administrative expenses in 2006 over 2005, our selling and administrative expenses as a percentage of revenue declined over the same period primarily due to our growth in revenue outpacing the increase in our selling and administrative expenses.
      The increase of $9.9 million, or 63.5%, in selling and administrative expenses in 2005 over 2004 was due to higher costs associated with our continued expansion of our sales, client management and information technology groups, as well as information technology consulting services related to our integration of the Phase 2 technology platform.
      We anticipate that our administrative and other support personnel costs, as well as our insurance premiums and professional fees, will continue to increase after we become a publicly traded company in the United States.
      Depreciation and amortization. Our depreciation and amortization expense consists primarily of depreciation of our property and equipment and amortization of our other intangible assets.
      Depreciation and amortization was $10.2 million, $8.6 million and $5.5 million in 2006, 2005 and 2004, respectively. Our depreciation and amortization expenses were 5.2%, 5.7% and 5.7% of revenue in 2006, 2005 and 2004, respectively. As a result of our acquisition of Phase 2, our depreciation and amortization expenses increased by $3.1 million in 2005 as compared to 2004, of which $1.4 million was amortization of acquisition intangible assets and $1.7 million was primarily due to expansion of available seat capacity in the United States. The remainder of the increase from 2004 to 2006 was primarily due to expansion of available seat capacity in the Philippines.

      Income from operations; operating margin. Our income from operations was $19.2 million, $4.1 million and $5.1 million for 2006, 2005 and 2004, respectively. Our operating margin was 9.9%, 2.7% and 5.2% for 2006, 2005 and 2004, respectively.
      The increase in operating income and operating margin in 2006 over 2005 was principally due to a decrease in cost of services as a percentage of our revenue primarily arising from an increased percentage of revenue from our lower-cost Philippine operations. During 2006, we also lowered our communications costs by negotiating better pricing terms with our vendors and restructuring a contract with one of our largest clients to provide for the client to pay the communications costs associated with our services. Our operating income and operating margin also improved in 2006 over 2005 because the growth rate of our service revenue outpaced the growth rate of our selling and administrative expenses despite an absolute dollar increase of $4.5 million in our selling and administrative expenses during this period.
      The decrease in operating margin in 2005 compared to 2004 was primarily a result of one of our largest client’s decision to significantly reduce its demand for consumer technical support from its vendors worldwide, including our services in one of its three programs with us. The reduced volumes from this client caused our operating margin to decrease significantly because we had already hired and trained a large number of customer service associates to perform this specific program and continued to employ them after this client reduced its volume. As a result, we incurred significant costs in connection with this program that we were unable to immediately recoup. We also terminated our largest program for another large client later in 2005 due to our inability to negotiate satisfactory pricing terms, which also negatively impacted our operating margin. However, as a result of increased momentum in our business in the second half of 2005, we were able to minimize the impact of this client termination by reallocating our customer service associates to other client programs relatively quickly.
      Interest expense and financing charges. Interest expense and financing charges consist primarily of interest expense on our revolving line of credit and two term loans. Interest expense and financing charges were $5.5 million, $4.9 million and $2.5 million in 2006, 2005 and 2004, respectively. Interest expense and financing charges increased in 2006 compared to 2005 as a result of higher variable interest rates on our revolving line of credit and term loans, which was partially offset by a reduction in average balances.
      To finance our acquisition of Phase 2 in May 2004, we borrowed $22.5 million under two separate term loans and established a revolving line of credit of $15.0 million. Our interest expense increased in 2005 over 2004 due to the addition of the borrowings to finance the acquisition and subsequent borrowings under our revolving line of credit to finance our growth, as well as increasing interest rates beginning in 2005.
      Foreign exchange (loss) gain. Foreign exchange (loss) gain was $(0.7) million, $(0.6) million, and $0.1 million in 2006, 2005 and 2004 respectively. We are exposed to short-term currency fluctuations with respect to our operating expenses in the Philippines. During 2004 to 2006, the Philippine peso ranged from P49.78 to P56.46 compared to the U.S. dollar.
      Provision for income taxes. Our provision for income taxes was $0.6 million, $0.5 million and $0.4 million in 2006, 2005 and 2004, respectively. Our 2006 provision for income taxes is comprised primarily of increases in our tax deductible goodwill deferred tax liability that are not eligible to offset the related increase in net operating losses given that our goodwill deferred tax liability has an indefinite life. In 2005, we had a provision for income taxes despite having an operating loss due to our establishment of a valuation allowance on our deferred tax assets. The valuation allowance was required because our United States operating results were an overall cumulative loss over the three prior years. The provisions for income taxes in 2006 and 2004 were significantly lower than the Philippine statutory rate due principally to tax holidays in the Philippines.

Quarterly Results of Operations
      The following table sets forth our unaudited quarterly statements of operations for each of the eight quarters in the period ended December 31, 2006. You should read the following table together with our financial statements and related notes contained elsewhere in this prospectus. We have prepared the unaudited information on the same basis as our audited financial statements. This table includes all adjustments, consisting only of normal recurring accruals, that we consider necessary for a fair presentation of our financial position and operating results for the quarters presented. Operating results for any quarter are not necessarily indicative of results for any future period.

	Three Months Ended

	Mar. 31,	June 30,	Sept. 30,	Dec. 31,	Mar. 31,	June 30,	Sept. 30,	Dec. 31,
	2005	2005	2005	2005	2006	2006	2006	2006

	(unaudited)
	(in thousands, except per share/ADS data)
Service revenue	$38,841	$36,778	$38,082	$38,512	$41,434	$42,656	$52,230	$58,798
Cost and expenses:
Cost of services	28,927	27,741	28,805	28,524	29,710	30,812	35,287	39,900
Selling and administrative expenses	6,896	6,381	6,039	6,182	6,262	6,794	7,401	9,551
Depreciation and amortization	1,963	2,125	2,272	2,249	2,259	2,314	2,676	2,932

Total cost and expenses	37,786	36,247	37,116	36,955	38,231	39,920	45,364	52,383

Income from operations	1,055	531	966	1,557	3,203	2,736	6,866	6,415
Other income (expenses):
Interest expense and financing charges	(851)	(1,573)	(1,564)	(924)	(1,259)	(1,316)	(1,307)	(1,649)
Foreign exchange (loss) gain	(189)	324	(162)	(543)	(284)	249	(744)	96
Other	3	6	6	110	63	(35)	(65)	(122)

Total other income (expense)	(1,037)	(1,243)	(1,720)	(1,357)	(1,480)	(1,102)	(2,116)	(1,675)

Income (loss) before provision for income taxes	18	(712)	(754)	200	1,723	1,634	4,750	4,740
Provision for income taxes	—	—	—	516	10	166	310	116

Net income (loss)	$18	$(712)	$(754)	$(316)	$1,713	$1,468	$4,440	$4,624

Basic net income (loss) per share	—	$(0.02)	$(0.02)	$(0.01)	$0.04	$0.03	$0.10	$0.10

Diluted net income (loss) per share	—	$(0.02)	$(0.02)	$(0.01)	$0.04	$0.03	$0.09	$0.09

Basic net income (loss) per ADS	$—	$(0.03)	$(0.03)	$(0.01)	$0.08	$0.07	$0.20	$0.21

Diluted net income (loss) per ADS	$—	$(0.03)	$(0.03)	$(0.01)	$0.08	$0.06	$0.18	$0.19

      The following table sets forth our unaudited historical operating results on a quarterly basis, as a percentage of revenue for the periods indicated:

	Mar. 31,	June 30,	Sept. 30,	Dec. 31,	Mar. 31,	June 30,	Sept. 30,	Dec. 31,
	2005	2005	2005	2005	2006	2006	2006	2006

Service revenue	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost and expenses:
Cost of services	74.5	75.4	75.6	74.1	71.7	72.3	67.6	67.9
Selling and administrative expenses	17.8	17.4	15.9	16.1	15.1	15.9	14.2	16.2
Depreciation and amortization	5.0	5.8	6.0	5.8	5.5	5.4	5.1	5.0

Total cost and expenses	97.3	98.6	97.5	96.0	92.3	93.6	86.9	89.1

Income from operations	2.7	1.4	2.5	4.0	7.7	6.4	13.1	10.9
Other income (expenses):
Interest expense and financing charges	(2.2)	(4.2)	(4.1)	(2.4)	(3.0)	(3.1)	(2.5)	(2.8)
Foreign exchange (loss) gain	(0.5)	0.9	(0.4)	(1.4)	(0.7)	0.6	(1.4)	0.2
Other	—	—	—	0.3	0.1	(0.1)	(0.1)	(0.2)

Total other income (expense)	(2.7)	(3.3)	(4.5)	(3.5)	(3.6)	(2.6)	(4.0)	(2.8)

Income (loss) before provision for income taxes	—	(1.9)	(2.0)	0.5	4.1	3.8	9.1	8.1
Provision for income taxes	—	—	—	1.3	—	0.4	0.6	0.2

Net income (loss)	—	(1.9)%	(2.0)%	(0.8)%	4.1%	3.4%	8.5%	7.9%

      Service revenue. Since the second quarter of 2005, service revenue has increased sequentially from $36.8 million to $58.8 million. Service revenue in the second quarter of 2005 was $36.8 million, a decrease of $2.0 million from the preceding quarter and was the lowest revenue quarter for the eight quarters ended December 31, 2006. The primary reason for this decrease was a reduction in a program with one of our largest clients that significantly reduced its demand for consumer technical support worldwide. This created a surplus of customer service associates. We were able to employ these customer service associates on other programs over the next two quarters as we sold 11 new programs and significantly expanded services with one of our largest clients. This revenue in the third quarter of 2005 was partially offset by our decision to reduce a significant client program due to our inability to negotiate satisfactory pricing terms. In the fourth quarter of 2005, we returned to revenue levels approximately equal to the first quarter of 2005.
      In 2006, our service revenue continued to improve sequentially, increasing to $41.4 million for the first quarter, $42.7 million for the second quarter, $52.2 million for the third quarter and $58.8 million for the fourth quarter. The increase was primarily driven by new service programs with new and existing clients and to a lesser extent by expansion of existing service programs. In the third quarter of 2006, we recognized $0.8 million of service revenue related to costs we incurred in the prior quarter as a result of our training of customer service associates in the second quarter prior to formally establishing a new client program in the third quarter with an existing client. In the fourth quarter of 2006, our service revenue continued to grow primarily as a result of the expansion of existing service programs.
      Cost of services. Our cost of services as a percentage of revenue remained relatively flat for the four quarters of 2005, ranging from 74.1% to 75.6%. Our cost of services as a percentage of revenue declined significantly from 71.7% and 72.3% in the first and second quarters of 2006, respectively, compared to 67.6% and 67.9% for the third and fourth quarters of 2006, respectively. The significant improvement in cost of services as a percentage of revenue was primarily due to an increased percentage of revenue from our lower-cost Philippine operations. During 2006, we also lowered our communications costs as a result of negotiating better pricing terms with our vendors and restructuring a contract with one of our largest clients to provide for the client to pay the communications costs associated with our services. Our cost of services as a percentage of revenue improved significantly from the second quarter of 2006 to the third quarter of 2006 primarily as a result of costs we incurred in the second quarter for our training of customer service associates, which related to $0.8 million of revenue, or 1.5% of our service revenue in the third quarter of 2006, we could not recognize until the third quarter when we formally established a new client program with an existing client.
      Selling and administrative expenses. Selling and administrative expenses were $6.9 million for the first quarter of 2005 and were $6.4 million, $6.0 million and $6.2 million for the second, third and fourth quarters in 2005, respectively. The decrease in the selling and administrative expenses over this period was primarily due to our efforts to control discretionary spending, such as marketing, travel and entertainment in response to a reduction in a program with one of our largest clients which significantly reduced its demand for consumer technical support worldwide and our decision to reduce another client program significantly due to our inability to negotiate satisfactory pricing terms. Selling and administrative expenses have increased to $6.3 million, $6.8 million, $7.4 million and $9.6 million for the four quarters of 2006, respectively. These increases in selling and administrative expenses were primarily due to additional salaries, wages and benefits as we hired additional personnel to support our growth and to enhance our executive team and professional staff as we prepared to become a publicly traded company in the United States.
      Selling and administrative expenses as a percentage of revenue during 2005 and 2006 ranged from a high of 17.8% for the first quarter of 2005 to a low of 14.2% for the third quarter of 2006 and were 16.2% for the fourth quarter of 2006. We extended the terms of existing stock options that were scheduled to expire and awarded stock options to key employees and certain members of our Board of Directors during the fourth quarter of 2006. As a result, we incurred $1.4 million of share-based compensation expense in the fourth quarter of 2006, which represented 2.4% of our service revenue in the fourth quarter, as compared to $0.3 million in the third quarter, which represented 0.6% of our service revenue in the third quarter. Following this offering, we expect to incur increased expenses for legal fees, insurance premiums, auditing fees, investor relations, stockholder meetings, printing and filing fees, as well as employee-related expenses for regulatory compliance and other costs. We also expect selling and administrative expenses to increase as we add personnel and incur additional fees and costs related to the growth of our business and our operation as a publicly traded company in the United States.
      Income from operations; operating margin. Our operating margin was 7.7%, 6.4%, 13.1% and 10.9% for the four quarters of 2006, respectively, primarily due to an improved mix of new higher-margin programs in the Philippines and an increased percentage of revenue from our lower-cost Philippine operations. During 2006, we also lowered our communications costs by negotiating better pricing terms with our vendors and restructuring a contract with one of our largest clients to provide for the client to pay the communications costs associated with our services. Our operating margin decreased in the second quarter of 2006 compared to the first quarter of 2006 as a result of costs we incurred in the second quarter for customer service associate training for a new program for an existing client, which was not billed until the third quarter of 2006. Consequently, our operating margin significantly improved in the third quarter of 2006 from the second quarter of 2006 due in part to the additional $0.8 million in revenue we were able to recognize, which was related to training costs incurred in the second quarter of 2006. Our operating margin was negatively impacted in part in the fourth quarter of 2006 by $1.4 million of share-based compensation.
Liquidity and Capital Resources
      We have financed our operations primarily with cash from operations, proceeds from our loan agreements and, to a lesser extent, with proceeds from the issuance of our common shares.
      Net cash provided by our operating activities was $22.5 million, $5.6 million and $13.0 million in 2006, 2005 and 2004, respectively.
      The decrease in cash flows from our operating activities in 2005 compared to 2004 was primarily attributable to our net loss in 2005, a larger increase in accounts receivable, a decrease in accounts payable and a decrease in the change in accrued and other expenses, offset by an increase in depreciation and amortization. The larger increase in accounts receivable was due to an increase in income tax receivable for estimated taxes and an increase in trade accounts receivable due to our revenue growth. The decrease in accounts payable was a result of capital expenditures occurring earlier in the year, which reduced our year-end balance. The decrease in the change in accrued and other expenses was due to the fact that accrued and other expenses remained fairly consistent from 2004 to 2005 following a significant increase from 2003 to 2004. Our depreciation and amortization increased as we continued to increase capacity.
      The increase in cash flows from our operating activities in 2006 compared to 2005 was primarily a result of an increase in net income and depreciation. The increase in accounts receivable in 2006 was largely offset by the increase in accounts payable and accrued expenses while a larger increase in accounts receivable versus accounts payable and accrued expenses in 2005 reduced cash provided by operations by $3.4 million.
      Net cash used in our investing activities was $17.6 million, $7.7 million and $31.3 million in 2006, 2005 and 2004, respectively. During 2004, we spent $22.6 million to acquire Phase 2. The significant increase in net cash used in our investing activities in 2006 over 2005 reflects planned expenditures to support the anticipated growth in our business. The primary use of cash in our investing activities for each year is for our purchase of property and equipment, including information technology equipment, furniture, fixtures and leasehold improvements for expansion of available seats.
      Net cash used in our financing activities was $5.2 million and $0.6 million in 2006 and 2005. Net cash provided by our financing activities was $20.7 million in 2004. The significant increase in 2004 was primarily due to the debt we incurred in connection with our acquisition of Phase 2. In 2005, proceeds from our borrowings were approximately offset by repayments of borrowings. We incurred $3.2 million of deferred offering expenses in 2006 which will be offset against offering proceeds upon closing.
      We expect to pay an aggregate of $21.0 million in cash prior to December 31, 2007 to satisfy our contractual obligations as of December 31, 2006, including $6.6 million of current operating lease obligations. Our current operating lease obligations as of December 31, 2006, which we expect to pay in 2007, consisted primarily of facilities leases and to a lesser extent equipment leases. We expect to incur an additional $27 million in 2007 for facilities improvements and expansion based on our current estimates of our facilities requirements necessary to support the anticipated growth in our business. We believe that we will be able to finance our working capital needs and currently planned facilities improvements and expansion for at least the next 12 months from cash generated from operations, borrowings under our revolving line of credit and the proceeds from this offering.
      Our long-term future capital requirements will depend on many factors, including our level of revenue, the timing and extent of our spending to support the maintenance and growth of our operations, the expansion of our sales and marketing activities and the continued market acceptance of our services. As of December 31, 2006, we had an aggregate of $67.1 million in commitments to settle our contractual obligations in cash for payments due between 2007 and 2011. These long-term contractual obligations consist primarily of our $17.5 million term loan from a consortium of foreign lenders through Wells Fargo Foothill, Inc., which matures on May 25, 2009, and an aggregate of $25.2 million of operating lease obligations primarily from facilities leases and to a lesser extent equipment leases. As of December 31, 2006, we had a $17.5 million term loan and a $11.0 million term loan, both of which we intend to repay from the proceeds we receive from this offering. We also expect to continue to have significant capital requirements associated with the maintenance and growth of our operations, including the lease and build-out of additional facilities primarily to support an increase in the number of our customer service associates and the purchase of computer equipment and software, telecommunications equipment and furniture, fixtures and office equipment to support our operations. We also expect to incur additional costs associated with becoming a publicly traded company in the United States, primarily due to increased expenses that we will incur to comply with the requirements of the Sarbanes-Oxley Act of 2002, as well as costs related to accounting and tax services, directors and officers insurance, legal expenses and investor and stockholder-related expenses. These additional long-term expenses may require us to seek other sources of financing, such as additional borrowings or public or private equity or debt capital. The availability of these other sources of financing will depend upon our financial condition and results of operations as well as prevailing market conditions, and may not be available on terms reasonably acceptable to us or at all.

Long-term Debt and Revolving Line of Credit
      In 2004 we entered into a debt agreement from a consortium of foreign lenders through Wells Fargo Foothill, Inc., as the arranger and administrative agent. Our debt agreement currently consists of two term loans, one for $11.0 million and another for $17.5 million as of December 31, 2006, and a revolving line of credit with borrowing capacity up to $25.0 million. We used the proceeds from our debt agreement to fund our acquisition of Phase 2, refinance existing indebtedness and fund our ongoing cash requirements, including capital expenditures.
      Our revolving line of credit and $17.5 million term loan mature on May 25, 2009. Our $11.0 million term loan is payable in monthly installments of $333,000 and also matures on May 25, 2009.
      We pay interest on borrowings under our revolving line of credit, $11.0 million term loan and $17.5 million term loan, each of the term loans as of December 31, 2006, at prime plus 1.0%, 4.0% and 7.5%, respectively.
      Our debt agreement contains certain affirmative and negative covenants, including restrictions with respect to payment of cash dividends, merger or consolidation, change in nature of business, disposal of assets and obtaining additional loans. Our debt agreement also provides certain financial covenants regarding minimum levels of cash flow, maximum leverage ratios and maximum capital expenditures. As of December 31, 2006, we were in compliance with our debt covenants. Our debt agreement is collateralized by a continuing security interest on all right, title and interest to all currently existing and subsequently acquired cash deposits, trade receivables, property and equipment, investment property and substantially all of our other assets.
      We intend to use the net proceeds from this offering to repay our two term loans in full and some or all of our revolving line of credit.
Off-Balance Sheet Arrangements
      As of December 31, 2006, we had no off-balance sheet arrangements as defined in Item 303(a)(4) of Regulation S-K.
Contractual Obligations
      The following table describes our commitments to settle contractual obligations in cash as of December 31, 2006:

	Payments Due by Period(1)

	Less Than	1 to	3 to	More Than
	1 Year	3 Years	5 Years	5 Years	Total

	(in thousands)
Long-Term Debt Obligations(2)	$5,565	$24,500	$	—	$30,065
Capital Lease Obligations(2)	643	148	—	—	791
Operating Lease Obligations	6,593	10,334	8,268		25,195
Purchase Obligations	8,174	552	414	—	9,140
Other Long-Term Obligations:
Asset Retirement Obligations		1,389	495	—	1,884

Total	$20,975	$36,923	$9,177	$	$67,075

(1)	Deferred taxes are excluded from the table above.
(2)	Operating leases include an interest element within the commitment amount as opposed to the Long-Term Debt Obligations which do not include an interest element.

Recent Accounting Pronouncements
      In June 2006, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 48 (“FIN 48”), Accounting for Uncertainty in Income Taxes, which clarifies the accounting for uncertainty in income taxes recognized in the financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosures, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. Upon adoption of FIN 48 on January 1, 2007, we will reduce retained earnings and increase non-current liabilities by an amount not expected to exceed $500,000.
Quantitative and Qualitative Disclosures About Market Risk

Foreign Currency Exchange Risk
      Our results of operations and cash flows are subject to fluctuations due to changes in foreign currency exchange rates, particularly changes in the Philippine peso. In 2006 and 2005, approximately 35% and 28%, respectively, of our cost of services and selling and administrative expenses were generated in the Philippines. We bill substantially all of our revenue in U.S. dollars. A 10% increase in the value of the U.S. dollar relative to the Philippine peso would reduce our expenses associated with our offshore operations by approximately $7.5 million, whereas a 10% decrease in the relative value of the dollar would increase the cost associated with these operations by approximately $7.5 million. Expenses relating to our offshore operations increased in 2005 and 2006 due to increased costs associated with higher revenue generation and customer management services.
      We fund our Philippine operations on an as-needed basis, generally weekly, through U.S. dollar denominated accounts held in the Philippines. Payments for employee-related costs, facilities management, other operational expenses and capital expenditures are converted into Philippine pesos on an as-needed basis. To date, we have not entered into any hedging contracts.

Interest Rate Sensitivity
      We have interest rate exposure arising from borrowings under our revolving line of credit and long-term debt which have variable interest rates. These variable interest rates are affected by changes in short-term interest rates. Assuming the current level of borrowings, a hypothetical one-percentage point increase in interest rates would increase our annual interest expense by $0.3 million.

Inflation Rate Sensitivity
      In 2006 and 2005, approximately 35% and 28%, respectively, of our cost of services and selling and administrative expenses were generated in the Philippines. The Philippines has historically experienced periods of high inflation, but the inflation rate has been below 10% since 1999. For the year ended December 31, 2006, inflation averaging 6.2% kept prices generally stable. However, higher inflation is expected in 2007. Inflation in the Philippines has not affected our operating results because the Philippines has historically experienced deflationary pressure on wages due to a fast-growing population and high unemployment. A reversal of these trends, increased wage pressure due to increased competition as our industry expands or higher rates of inflation in the Philippines could result in increased costs and harm our operating results. A number of our leases in the Philippines have escalation clauses triggered by Philippine inflation above negotiated thresholds.

BUSINESS
Overview
      We are a leading provider of business process outsourcing, or BPO, services focusing on the complex, voice-based segment of customer care services delivered from both onshore and offshore locations. We provide a range of services including technical support, financial advisory services, warranty support, customer service, sales, customer retention and marketing surveys and research. Our services are delivered from four delivery centers in the Philippines and seven delivery centers in the United States, with approximately 6,800 employees in the Philippines and approximately 3,000 employees in the United States as of December 31, 2006. Our largest clients in terms of revenue for the year ended December 31, 2006 are American Express Company, AOL LLC, Cingular Wireless LLC, Dell Inc., Intuit Inc., Sprint Nextel Corporation and Vonage Holdings Corp. For the year ended December 31, 2006, our revenue was $195.1 million, our income from operations as a percentage of our revenue, which we refer to as our operating margin, was 9.9% and our net income was $12.2 million. For the year ended December 31, 2005, our revenue was $152.2 million, our operating margin was 2.7% and our net loss was $1.8 million.

A Different Business Model
      We were founded in 1999 by alumni of the management consulting firm McKinsey & Company, who implemented analytical tools and a focus on quantifiable value for the client in the customer care BPO market. Our business model has three key elements: a focus on delivering complex, voice-based BPO services via a multi-shore delivery platform; making significant investments in the quality of our people and processes; and entering into contracts that contain pricing terms that our clients agree are based on the value we create per dollar spent by the client, rather than a pricing model focused solely on being able to deliver the least expensive service offering, or a cost-based commodity pricing model, that we believe is most often emphasized in our industry.
      The first element of our business model is a focus on the complex, voice-based segment of the BPO market. Although we provide a wide range of services, we have specialized in more complex voice transactions, many of which require our customer service associates to have specialized skills, training and certifications, such as certification from the United States National Association of Securities Dealers, or the NASD. We provide our services via a multi-shore delivery platform consisting of delivery centers in the Philippines and the United States. We commenced our BPO operations in the Philippines, a former commonwealth of the United States, which we chose as our offshore location to benefit from the population’s excellent American-accented English skills and cultural affinity for, and understanding of, the United States. We believe that our clients’ customers in the United States are comfortable speaking with our Philippine-based customer service associates.
      The second element of our business model is our belief that investing in the quality of our people and processes can lead to quantifiably superior results for our clients. We call this investing to outperform. We have high standards for employment and we make significant investments in all areas of our human capital, including training, quality assurance, coaching and our performance management system. We employ a scorecard system that uses objective metrics to review an employee’s performance to provide clarity of purpose and to ensure accountability for individual results. This scorecard system is linked to a compensation structure for our employees that is heavily based on individual performance. As a result of our reliance on objective metrics in our performance management system, we have what we refer to as a metric-driven performance culture among our employees.
      The third element of our business model is our approach to clients with metric-driven performance standards that are designed to measure value created per dollar spent. Throughout the sales process, we work closely with our clients to understand what drives economic value for them and then we demonstrate how our performance on their programs will align with that value. After we initiate the client program, we measure our performance each quarter on key metrics that we have agreed upon with the client, such as first-time call resolution, the frequency with which a technician or equipment parts are required to be dispatched to resolve a customer’s technical support issue, the rate at which we are successful in completing a sale on behalf of our client and customer satisfaction, and then convert our performance into quantifiable value. We then share this information with our clients to enable them to compare the quantifiable value we have delivered to the value they have received from their other BPO providers or their in-house operations. We believe that our ability to quantify value based on these key metrics has allowed us in most cases to negotiate fixed pricing with our clients that reflects the greater value created per dollar spent we deliver rather than the cost-based commodity pricing model that we believe is most often emphasized in our industry. In some cases we can earn additional amounts depending on our performance on these key metrics.
      We believe that our focus on these three elements of our business model has led to strong relationships with our clients and recognition in our industry. As of December 31, 2006, we had 21 active clients for which we had performed 51 different programs since January 2006. As of December 31, 2006, our average number of programs per client was 2.0.
      We have also won numerous industry awards, including the Best Outsourcer at ICCM, the largest contact center convention in the world, for each of the last five years the award was presented; Employer of the Year in the Philippines in 2005 by the Personnel Management Association of the Philippines, the leading human resources professional organization in the Philippines, the first time a BPO company has won this award; ranked in approximately the top 5% out of approximately 900 outsourcing companies in the “50 Best Managed Global Outsourcing Vendors” for 2006 by The Black Book of Outsourcing; and recognition in 2006 by NeoIT, an offshore outsourcing advisory and management firm, as one of the top ten offshore call center companies and a leader in human capital development.

BPO Service Offering and Client Base
      We provide a variety of onshore and offshore services across a range of industries, with particular expertise in communications, technology and financial services. We also serve clients in the travel and hospitality, media and retail.
      In 2005, our five largest clients collectively represented 83% of our revenue, with Cingular representing 50% of our revenue and Dell representing 17% of our revenue. In 2006, our revenue became less concentrated, with our five largest clients collectively representing 80% of our revenue and our two largest clients, Cingular and Dell, representing 42% and 18% of our revenue, respectively. Thirty percent of our clients, including Cingular and Dell, have retained us to perform multiple programs under separate contractual arrangements, which we believe has the practical effect of further decreasing our revenue concentration. For example, we perform four separate programs for Cingular for two separate Cingular business units, and two separate programs for Dell for two separate Dell business units.
Industry Overview
      According to International Data Corp., or IDC, the worldwide market for customer care/contact center BPO services was $51 billion in 2005 and is projected to grow at a compound annual growth rate of 12% through 2010. The outsourced segment of this market is highly fragmented, and according to IDC, no company has more than 7% of the outsourced segment of this market in terms of revenue. According to Gartner, Inc., the offshore BPO market is projected to grow from $6.4 billion to $42.9 billion from 2005 to 2009, representing a compound annual growth rate of 61%. In terms of location from which outsourced services are delivered, offshore locations are growing rapidly, with the Philippines projected to grow at a compound annual growth rate of 17% in terms of outsourced agent positions through 2010, according to Datamonitor, a market research firm.
Competitive Strengths
      We compete based on the three key elements of our business model: a focus on complex, voice-based services delivered from onshore and offshore locations; investing to outperform in the quality of our people and processes; and quantifying value created per dollar spent by the client.

Complex, Voice-based Services Delivered from Onshore and Offshore Locations

Voice-based Services
      Based on increasing demand from our clients and prospective clients for outsourced voice-based services, we have continued to focus primarily on this segment of the BPO market with the aim of delivering superior customer management and client services such as warranty support, sales, financial advisory services, customer retention and marketing surveys and research. Because we predominately serve U.S.-based clients with English-speaking customers, the quality of the English-language services we deliver impacts our clients’ satisfaction with our services. We deliver these services through our delivery centers in the Philippines and the United States. For those clients that want to avail themselves of our offshore delivery capability, we have found that our customer service associates in the Philippines provide us with a competitive advantage because of the population’s excellent American-accented English skills and cultural affinity for and understanding of the United States.

Complex Functions
      While we provide a wide range of voice-based BPO services, we have specialized in complex customer care transactions such as sophisticated financial services, technical support and sales programs. As examples, we perform financial programs with requirements for certification from the NASD, sales programs to process calls initiated by potential customers requiring consultative sales techniques and technical support programs with advanced requirements, including Computing Technology Industry Association A+ certification and Microsoft Desktop Technician certification.

Multi-shore Delivery Platform
      We believe that our clients are increasingly looking for a smaller number of vendors to provide BPO services from multiple geographic locations. This allows clients to manage fewer vendors while minimizing geopolitical risk and risk to operations from natural disasters. Moreover, clients ultimately willing to have service operations offshore may not be willing to do so initially or at any time completely. To address this demand and to supplement our offshore delivery, in May 2004, we acquired Phase 2 Solutions, Inc., a BPO company with delivery locations solely in the United States.
      An important element of our multi-shore service offering for our clients and our business is our ability to migrate clients offshore over time. Some clients value the ability to gain confidence in the quality of our services before shifting services to our offshore delivery locations. This migration strategy both lowers costs for our clients and improves our financial performance. Starting in 2005, the annual percentage of our revenue that we derived from services that we delivered offshore has continued to increase, driven in part by our onshore clients deciding to migrate their business offshore, rising from 31% in 2005 to 46% in 2006.

Investing to Outperform

Human Capital Development
      We view the departments dedicated to our employee development as contributors to client value rather than merely as cost centers. We target and select high-caliber employees through a rigorous screening and testing process. We extend offers to only 4% of applicants. We believe that our reputation as a quality employer is the principal reason why 95% of our offers for employment in the Philippines and 89% of our offers for employment worldwide are accepted. After we hire an employee, we make significant investments in foundation training, client-specific training and ongoing instruction and coaching. We emphasize small teams, which facilitates significant time for evaluation and coaching of our customer service associates by our team leaders and quality personnel. We were recognized by the Personnel Management Association of the Philippines as the Outstanding Employer of the Year in the Philippines in 2005 and as one of the top 25 places to work in Phoenix, Arizona by the Phoenix Business Journal in 2004.

Consulting Techniques to Optimize Outsourcing Results for Our Clients
      We work closely with our clients in order to understand what drives economic value for them, and then refine, or sometimes redesign, and implement business processes and performance metrics to optimize results for our clients. For example, we developed a model for one of our technical support clients to predict customer dissatisfaction based on information such as repeat calls, the need for a part dispatch and the need for an operating system reinstallation. Using this predictive model, we implemented a process to contact these high-risk customers proactively in order to ensure that their issue had been resolved. The result was increased customer satisfaction, which we believe ultimately leads to purchasing of our clients’ products and services by their customers.

Metric-Driven Performance Culture
      Our culture is metric-driven and performance-based. We employ a scorecard system for substantially all of our employees that defines specific goals to provide clarity of purpose and to enable objective weekly, monthly and quarterly performance evaluations. We believe that this system, which is linked with a compensation structure that is heavily weighted with performance-based incentives, helps our managers identify and coach low performers, reward high performers and ultimately achieve high levels of quality for our clients.

Value Created per Dollar Spent Sales Proposition to Clients
      We provide a sales proposition to a client based on quantifiable value per dollar spent by the client on our services. For example, we work with the client to quantify the costs to the client of activities such as the time it takes to handle a call, repeat calls, parts dispatches and cancelled sales. We similarly work with a client to quantify the value from initial product sales, sales of products complimentary or more expensive than the products in which a customer is originally interested and repeat purchasing based on customer satisfaction. This information on costs and value created is combined to create a value created per dollar spent model on which both the client and we agree in order to set the price for our services in our contract. We then assess our performance against this model on a quarterly basis and share our results measured by these metrics with the client on a quantified quarterly scorecard. This gives the client a means of comparing our value created per dollar spent on us to the same metrics for their internal centers or other outsourcers. We believe that this approach has been crucial to winning and retaining clients and increasing our ability to withstand competitive pricing pressure.
Our Growth Strategy
      In order to strengthen our position in the market and continue our growth, we intend to focus on the following strategies:

Win New Client Relationships and Further Penetrate Our Existing Client Base
      We are targeting new clients in our current key industries. We have added three of our seven largest clients in the last two years. Our existing clients are large companies with diverse BPO needs and we plan to continue our strategy of expanding the scale and scope of the services we provide for these large clients. In 2006, we hired one new sales and marketing employee and intend to further increase our sales and marketing efforts to attract new clients and expand existing client relationships.

Expand into New Industries
      While we continue to target the significant market opportunity still available in our top three target industries of communications, technology and financial services, we are focusing on further penetrating some of our smaller target industries such as travel, cable, healthcare and Internet. In 2006, we trained approximately 1,600 customer service associates to prepare them for providing services for two new clients and three expansions of existing client relationships in these smaller target industries. These customer service associates were primarily for clients in the Internet industry and to a lesser extent in the travel and cable industries. We have also identified the utilities sector as an industry we may enter in 2007.

Expand into New Markets and Delivery Geographies
      Building on our core English-language voice services, we intend to explore expanding into new English-speaking markets such as the United Kingdom and Australia. We currently have one customer based in the United Kingdom and no customers in Australia. We also plan to explore expanding our delivery locations into new geographies such as South America, both for additional offshore delivery in English and to gain access to Spanish-speaking customer service associates to broaden our Spanish language capabilities. We currently do not have operations in South America. We believe that our U.S.-based clients will increasingly demand Spanish language capabilities to service a growing segment of their customer base.

Continue to Invest in Human Capital Development
      We plan to continue our focus on, and investment in, human capital. Building on our already strong base of recruiting, training and performance management systems, we plan to expand our efforts in all of these areas to increase our recruiting capacity and maintain our ability to deliver high-quality services. In the second quarter of 2006, we began preliminary work on two new initiatives to significantly increase our recruiting capacity in the Philippines.
Our Service Offerings
      We perform the following BPO services for our clients:

•	Customer Care: Our customer care services are initiated primarily by inbound calls from customers on a wide range of topics including billing inquiries, account and service changes, product and service inquiries and warranty support. Our customer care services also include complex financial planning services that require licensing from the NASD, such as conducting research on customers’ accounts, providing information on the types of available funds or brokerage accounts, and providing information on tax consequences and penalties associated with various financial transactions. We also provide customer support services for various financial products including gift cards and travelers checks.

•	Technical Support: Our technical support services include handling troubleshooting calls initiated by customers regarding hardware and software issues with computer and other consumer electronic products. Our more complex technical support programs require our employees to have the Computing Technology Industry Association A+ certification or Microsoft Desktop Technician certification.

•	Sales: We handle inbound calls, or calls initiated by customers purchasing products and services from our clients. The inbound sales programs we handle include order handling, customer retention programs, and selling products complementary to or more expensive than the products in which a customer is originally interested in the business-to-business and business-to-consumer markets. Customer retention programs are programs where the customer is calling to cancel service and our customer service associates resolve the customer’s issue and attempt to convince the customer to keep their service. In addition, we initiate sales calls, primarily to existing customers of our clients for retention and loyalty programs, and in some cases unsolicited calling for customer acquisition. We also perform marketing programs for our clients such as programs to gather customer data and marketing surveys.
Our Clients
      As of December 31, 2006, we had 21 active clients for which we had performed 51 different programs since January 2006. We have a particular expertise in communications, technology and financial services. We also serve clients in the travel and hospitality, media and retail industries. Our largest clients in terms of revenue are American Express, AOL, Cingular, Dell, Intuit, Sprint and Vonage.

Sales and Marketing
      We organize our sales and marketing group around targeted industries, including communications, technology and financial services. The sales team is responsible for obtaining new clients and growing existing clients by identifying additional sales opportunities. The sales team is supported by our sales support team, which responds to requests for proposals and requests for information and prepares the proposals. Our sales support team is also specifically responsible for managing and coordinating visits by clients to our delivery centers. We view these site visits as one of the most important parts of our sales cycle, and we have designed these site visits to allow prospective clients to experience the elements of our business model at work. Finally, our marketing team coordinates industry events, including seminars, conferences and speaking engagements aimed at generating additional sales leads and increasing our public exposure. As of December 31, 2006, we had 15 sales, marketing and sales support professionals, with 13 based in the United States and two based in the Philippines.
      The focus of our sales and marketing efforts is to educate prospective clients on what we believe differentiates us as an outsourced provider in the BPO market. Specifically, our sales effort focuses on our approach of investing to outperform and in delivering greater value per dollar spent. We provide a sales proposition to a prospective client based on quantifiable value per dollar spent by the client on our services. For example, we work with the prospective client to quantify the costs to the client of activities such as the time it takes to handle a call, repeat calls, parts dispatches and cancelled sales. We similarly work with a client to quantify the value from initial product sales, sales of products complementary to or more expensive than the products in which a customer is originally interested and repeat purchasing based on customer satisfaction. This information on costs and value created is combined to create a value created per dollar spent model to which both the client and we agree in order to set the price for our services in our contract. We then assess our performance against this model on a quarterly basis and share our results measured by these metrics with the client on a quantified quarterly scorecard. This gives the client a means of comparing our value created per dollar spent on us to the same metrics for their internal centers or other outsourcers. We believe that this approach has been crucial to winning and retaining clients and increasing our ability to withstand competitive pricing pressure.
      Our sales cycle tends to range from six to 18 months. However, for this same reason, our client relationships tend to be long-term given the scale and complexity of the services we provide coupled with risk and costs to our clients associated with bringing processes in-house or outsourcing them to another provider.
Human Capital
      We employ an organizational structure that allows for strong coordination between the different departments contributing to employee development and a performance-based approach where support groups are measured on the same metrics as the operations group.
      We have grouped the departments responsible for our employee development into our global shared services group, including recruiting, training, workforce management, quality assurance and performance management and reporting. This enables these departments to work with a unified and coordinated approach to a common set of goals. Because an employee’s development is affected by all of these groups, we believe that it is critical for the groups to work jointly to create and improve our employee selection and development programs. For example, the quality group provides feedback to our employees on how to improve their performance and also to the recruiting and training departments on how better to select and train employees to meet client needs and our performance standards.
      We have employed the same performance-based approach with our support groups that we use in our operations groups. We view the departments contributing to our employee development not merely as cost centers, but more appropriately as value drivers. Therefore, we evaluate the performance of groups such as recruiting, training and quality assurance based not on hiring quotas or training test scores, but instead on our employees’ actual operational performance on key client metrics.

      We believe that our approach to human capital has led to recognition in the industry. As of December 31, 2006, we had approximately 9,800 employees, of whom approximately 8,500 were employees who execute client operations, consisting primarily of customer service associates and team leaders. Approximately 6,800 of our employees are based in the Philippines and approximately 3,000 are based in the United States. Our employees are not unionized and we have never experienced any work stoppages. We believe that our employee relations are excellent, and we were recognized as the Employer of the Year in the Philippines in 2005 by the Personnel Management Association of the Philippines, the first time this award has been presented to a BPO company. We were also recognized as one of the top 25 places to work in Phoenix, Arizona, by the Phoenix Business Journal in 2004.

Recruiting and Retention
      Our recruiting efforts are defined by a sourcing strategy and a structured process for evaluating potential employees. Our primary sources for employee recruitment are employee referrals, educational institutions, media, Internet job posting sites, job fairs and recruiting agencies. Our employees receive a bonus for successful referrals. We believe that the success of our employee referral programs illustrates our employees’ job satisfaction.
      Before we initiate any recruiting activity, we profile each job position to ensure it both meets the specific objectives of our clients and fits within our performance-based culture. We then use an internally-developed, six-step recruiting process to evaluate potential employees. Specific attributes profiled include communication, problem solving, sales, values, attitude and leadership potential. The process continues with activities focused on observing and verifying key behaviors that support the specific job profiles, including pre-screening, skills testing, problem solving exercises, interviewing, operations validation and background checks. We are extremely selective in our recruitment. In 2006, we did not make offers to approximately 98% of applicants in the Philippines and approximately 74% of applicants in the United States. In 2006, we hired approximately 3,300 employees net of attrition. In 2006, our attrition rate for our customer service associates who remained with us following a 45-day training and orientation period was on average approximately 6.7% per month in the United States and approximately 1.7% per month in the Philippines.

Training and Development
      We invest significant resources in the training and development of our employees. This training occurs in three primary forms: foundation training, which provides a strong base skill set of communication, technology and general customer service skills; client-specific training, which focuses on customized training programs in accordance with the specific needs of the client’s business and the services the client requires; and ongoing supplemental training focused on more advanced skills for tenured customer service associates as well as remedial training for lower-performing customer service associates.
      Our training programs are coordinated by our global training group responsible for employees in both the Philippines and the United States, which ensures that all training programs meet overall company standards and employ company-approved training techniques such as role plays and experiential training techniques. Training programs are then administered by trainers who are dedicated to a specific function, such as sales, technical support, financial services and customer care, to allow customer service associates to learn from experts in a given field.

Workforce Management
      Optimizing the productivity of our employees is an important element of our financial success, and we have created a centralized workforce management group responsible for this function. This group forecasts call volumes, creates employee schedules and monitors substantially all of our customer service associates for schedule adherence on a real-time basis, 24 hours a day, 7 days a week.

Quality, Performance Management and Scorecards
      We use an internally developed performance management process consisting of setting goals, monitoring performance, coaching for improvement and providing rewards and recognition based on performance. Our process is structured around a scorecard system for substantially all of our employees that defines specific metrics and goals and enables objective weekly, monthly and quarterly performance evaluations. We monitor our customer service associates and other employees through a variety of methods, including voice and data recording software technologies, team leader observation and remote observation by our clients. This allows us to analyze employee performance and to identify where improvements are needed. Coaching is performed by team leaders and our quality group to reinforce positive behaviors and address areas for improvement. The system ends with performance-based rewards and recognition. Our compensation structure for customer service associates is heavily weighted with performance-based incentives, which allows us to reward high performers and provides an incentive for all employees to improve their performance.
Information Technology
      Information technology, or IT, is a fundamental enabler of our services. Our IT mission is to deploy proven technology that is reliable, scalable and cost effective.

Redundant Network Infrastructure
      We have implemented a fault-tolerant infrastructure providing us increased ability to withstand external and internal system failures with minimal service interruptions. Our architecture incorporates geographically diverse data centers in the United States that operate in tandem to ensure a high level of system availability for our clients. These data centers support our delivery centers in both the United States and the Philippines. We have designed and deployed a dedicated communications system that allows us to route communications between our data centers and our delivery centers. Our communications system includes multiple, or redundant, communication routes, with dual paths to all delivery centers to ensure reliability and a voice-over-Internet Protocol network infrastructure designed to expand its capacity as necessary. We use multiple communications vendors and circuit routes in an effort to optimize network up time.

IT Security
      We employ a variety of applications and devices designed to prevent unauthorized access to data residing in our systems. These include firewalls, intrusion detection and prevention software, cryptography and encryption techniques, vulnerability assessments, patch management and the ability to track any unauthorized access and the resulting impact of any unauthorized access. We also deploy personnel and facilities security processes and features, including background checks for all employees and card key access to company facilities.

Delivery Center Platform
      We deploy industry recognized delivery center products from vendors such as Avaya Inc., Cisco Systems, Inc., Aspect Software, Inc. and NICE Systems Ltd. These products include features that allow us to route customer calls to the appropriately skilled customer service associate, forecast the volumes of calls to be received, record and playback voice and data, monitor and manage our employees’ schedule adherence, schedule workforce management and monitor calls remotely; allow customers to enter critical account information by speaking or by selecting from option menus using their telephone keypad; and integrate our phone system with our computer systems allowing our customer service associates speedy access to customer information required to handle a call. Our internally developed customer relationship management software can be tailored to each client’s specific data capture and reporting requirements and our delivery centers incorporate industry standard desktop systems.

24x7 Helpdesk Support
      We have a centralized helpdesk staffed 24 hours a day, 7 days a week, to provide our employees and clients complete coverage in the event of any system issues. We have established standardized procedures to identify, respond to and track inquiries. We have also deployed a standardized escalation protocol that allows us to escalate issues to the appropriate company and client personnel as the situation warrants.
Competition
      Competition in the customer care BPO market is intense and growing. We face competition from onshore and offshore customer care BPO companies and from information technology companies that also offer customer care BPO services. Within these groups, we have competitors with: greater financial, personnel and other resources; longer operating histories; more technological expertise; more recognizable brand names and more established relationships in industries that we serve.
      We compete primarily with:

•	offshore-based customer care BPO companies with offshore delivery center services capabilities, such as Ambergris Solutions Inc., ePLDT, Inc., ExlService Holdings, Inc., PeopleSupport, Inc., and Wipro Spectramind Services Private Limited;

•	U.S.-based customer care BPO companies with onshore and offshore delivery center services capabilities, such as APAC Customer Services Inc., ClientLogic Corporation, Convergys Corporation, ICT Group, Inc., Sutherland Global Services, Inc., SITEL Corporation, Sykes Enterprises, Incorporated, TeleTech Holdings, Inc. and West Corporation;

•	broad-based U.S. outsourcing companies such as Accenture Ltd., Affiliated Computer Services, Inc., Electronic Data Systems Corporation, and IBM Global Services; and

•	numerous smaller companies, including 24/7 Customer, NuComm International Inc., SlashSupport and Vision-X, Inc.
      In addition to our direct competitors, many companies choose to perform some or all of their customer care processes internally. Their employees provide these services as part of their regular business operations. Some companies have moved portions of their in-house customer management functions offshore, including to offshore affiliates. We believe our key advantage over in-house business processes is that we give companies the opportunity to focus on their core products and services while we focus on the specialized function of managing their customer relationships.
      We believe that the primary factors on which companies in our industry compete are value and price. We seek to compete by emphasizing to our clients the value they receive per dollar spent for our services. We do not generally compete in the segment of the customer care BPO market that focuses solely on price. We provide a sales proposition to a client based on quantifiable value per dollar spent by the client on our services. We believe that our ability to quantify value has allowed us to negotiate primarily fixed pricing with our clients that reflects the greater value created per dollar spent we deliver, rather than the cost-based commodity pricing model most often emphasized in our industry.
Government Regulation
      Federal and state laws and regulations impose a number of requirements and restrictions on our business. The Telephone Consumer Protection Act of 1991, or the TCPA, enforced by the Federal Communications Commission, or FCC, imposes restrictions on unsolicited telephone calls to residential telephone subscribers. Under the TCPA, it is unlawful to initiate telephone solicitation to residential telephone subscribers before 8:00 A.M. or after 9:00 P.M. local time at the subscriber’s location, or to use automated telephone dialing systems or artificial or pre-recorded voices to certain subscribers. Additionally, the TCPA requires telemarketing firms to develop a written policy implementing a “do-not-call” registry and to train its telemarketing personnel to comply with these restrictions. The TCPA creates a private right of action for both consumers and state attorneys general. Currently, we have put in place procedures to monitor the do-not-call registries issued by Federal and state agencies to ensure that our personnel do not contact individuals included in the applicable do-not-call lists. We also train our service representatives to comply with the regulations of the TCPA and program our call management system to avoid initiating telephone calls during restricted hours or to individuals maintained on an applicable do-not-call list.
      The Federal Trade Commission, or FTC, regulates both general sales practices and telemarketing specifically. Under the Federal Trade Commission Act, the FTC has broad authority to prohibit a variety of advertising or marketing practices that may constitute “unfair or deceptive acts and practices.” Pursuant to its general enforcement powers, the FTC can obtain a variety of types of equitable relief.
      The FTC adopted the Telemarketing Sales Rule, which prohibits deceptive, unfair or abusive practices in telemarketing sales. Generally, the Telemarketing Sales Rule prohibits misrepresentations of the cost, quantity, terms, restrictions, performance or characteristics of products or services offered by telephone solicitation or of refund, cancellation or exchange policies. The Telemarketing Sales Rule requires that telemarketers maintain records on various aspects of their business. The Federal Trade Commission amended the Telemarketing Sales Rule effective in March 2003 imposing new limits on the use of predictive dialers, the technology that automatically dials a certain number of telephone numbers and routes the connected calls to telephone sales representatives as they become available. Although this technology utilizes complex algorithms in an attempt to ensure that no consumers are contacted without available telephone sales representatives to handle the calls, this situation occasionally occurs resulting in what is known as an “abandoned” call. The Telemarketing Sales Rule, among other restrictions, place limits on the permissible numbers of such abandoned calls and require that telemarketers play a recorded message to all consumers who receive such calls.
      In 2003, the Do-Not-Call Implementation Act was signed into law. In response to the requirements set forth by the Do-Not-Call Implementation Act, the FCC amended its TCPA rules. The amended rules were issued on June 26, 2003. The amendments, which were similar to the changes made to the Telemarketing Sales Rule, authorized the creation of a National Do-Not-Call registry, placed a limit on the number of calls abandoned by predictive dialers, required the transmission of a telephone number to be shown by caller ID, and imposed significant fines and penalties on telemarketers that contact individuals whose phone numbers are listed on the National Do-Not-Call registry. The National Do-Not-Call registry does not prevent all unwanted calls. In particular, it does not cover calls from organizations with which consumers have established a business relationship, calls for which consumers have given prior written permission, calls which are not commercial or do not include unsolicited advertisements and calls by or on behalf of tax-exempt non-profit organizations. The regulations associated with the National Do-Not-Call registry were enforceable beginning October 1, 2003.
      We have put in place procedures to comply with the Telemarketing Sales Rule and the TCPA, including frequently comparing our contact lists against the National Do-Not-Call Registry, the NeuStar Wireless Do-Not-Call Registry and other state registries.
      Some states have enacted laws and others are considering enacting laws targeted directly at telemarketing practices. For example, telephone sales in certain states are not final until a written contract is delivered to and signed by the buyer, and such a contract often may be canceled within three business days. At least one state also prohibits telemarketers from requiring credit card payment, and several other states require certain telemarketers to obtain licenses, post bonds or submit sales scripts to the state’s attorney general. Under the more general statutes, depending on the willfulness and severity of the violation, penalties can include imprisonment, fines and a range of equitable remedies such as consumer redress or the posting of bonds before continuing in business. Many of the statutes directed specifically at telemarketing practices provide for a private right of action for the recovery of damages or provide for enforcement by state agencies permitting the recovery of significant civil or criminal penalties, costs and attorneys’ fees. We cannot be assured that any such laws, if enacted, will not adversely affect or limit our current or future operations.
      In addition to the laws regulating telephone sales activities, there are federal and state laws governing consumer privacy, such as the Gramm-Leach-Bliley Act. In addition, the USA PATRIOT Act imposes some requirements that affect some of our clients in the financial services sector.

      In addition to Federal regulation, activity at the state and Federal level regarding laws that impact the teleservices industry has intensified over the past several years. States have enacted a variety of laws regulating marketing via telephone. Do-not-call lists, restricted hours or days, registration, request to continue solicitation and no rebuttal laws are common in many states. We have developed a system to facilitate compliance with all of these laws.
Material Agreements
      We have two material agreements with Cingular Wireless LLC, or Cingular, to provide certain customer care services. The term of one of our agreements with Cingular expires in January 2008. The current term of our second agreement with Cingular expires in June 2007, but can be renewed for a subsequent one-year period by Cingular in its sole discretion. This second agreement with Cingular accounts for a greater proportion of our revenue that we receive from Cingular. If our second agreement with Cingular is not renewed, it would materially reduce our revenue and could harm our business, results of operations and financial condition. Our agreements with Cingular also provide that the amount Cingular is required to pay for our services may be reduced if we fail to meet specified performance criteria.
      We also have one material agreement with Dell Products L.P., or Dell, to provide certain customer care services. Our agreement with Dell expires in October 2007 and will automatically renew for successive one-year periods unless terminated in accordance with its terms. Under the terms of this agreement, the amount Dell is required to pay for our services may be reduced if we fail to meet specified performance criteria. In addition, Dell has agreed to pay us higher rates if we meet or exceed certain performance criteria.
      We are also party to a loan and security agreement dated March 25, 2004 as subsequently amended that governs our two outstanding term loans and our revolving line of credit. Pursuant to the terms of the loan and security agreement, we are subject to certain covenants regarding the operation of our business. One of our term loans has an outstanding balance of $11.0 million at December 31, 2006 and is payable in monthly installments of $333,000, bears interest at the bank’s prime rate plus 4.0% and matures on May 25, 2009. Our second term loan is for $17.5 million, bears interest at the bank’s prime rate plus 7.5% and matures on May 25, 2009. Our revolving line of credit bears interest at the bank’s prime rate plus 1% and matures on May 25, 2009.
Proprietary Rights
      To establish and protect our intellectual property rights, we rely on common law protection of copyrights, trademarks, and trade secrets, as well as confidentiality agreements used during the course of business. We do not hold any patents and we do not have any registered trademarks or copyrights. We consider our business processes and implementation methodologies confidential, proprietary information constituting trade secrets. Our customers and business partners typically sign a nondisclosure agreement requiring them to treat our information confidentially. All of our employees are also required to sign confidentiality agreements as a condition to their employment.
Facilities
      Our corporate headquarters occupy approximately 1,606 square meters in Quezon City, Metro Manila, Philippines under a lease that expires in June 2011. We also have an executive office, which occupies approximately 33,766 square feet in Scottsdale, Arizona. We lease additional properties in the Philippines and the United States. We believe that our space is adequate for our current needs and that suitable additional or substitute space will be available to accommodate foreseeable expansion of our operations.
Legal Proceedings
      As of the date of this prospectus, we are not a party to any material legal proceedings.

MANAGEMENT
Executive Officers and Directors
      The following table shows information about our executive officers and directors as of March 12, 2007.

Name	Age	Position(s)

Alfredo I. Ayala	46	Chairman of the Board of Directors
John R. Harris	58	President, Chief Executive Officer and Director
J. Michael Dodson	46	Chief Financial Officer
Glenn J. Dispenziere	44	Senior Vice President, Sales and Marketing
Francis J. Dunn	47	Chief Accounting Officer and Corporate Controller
Einar Seadler	49	Senior Vice President, Global Operations
Kristin Weitz-Rammer	49	Chief Information Officer
Ramon R. del Rosario, Jr.(1)(3)	62	Director
Gary J. Fernandes(1)(2)(3)	63	Director
Richard N. Hamlin(1)(2)	59	Director
John-Paul Ho(3)	47	Director
Rafael Ll. Reyes(2)	38	Director

(1)	Member of the Audit Committee
(2)	Member of the Compensation Committee
(3)	Member of the Nominating and Corporate Governance Committee
      Alfredo I. Ayala has served as our chairman of the board since February 2000. From February 2004 to March 2006, Mr. Ayala also served as our chief executive officer. Since June 2006, Mr. Ayala has served as chief executive officer of LiveIt Solutions, Inc., a subsidiary of Ayala Corporation, which invests in the business process outsourcing sector. Since May 2006, Mr. Ayala has served as a managing director of Ayala Corporation, a holding company with investments in real estate, financial services, automotive, telecommunications, electronics and information technology, water infrastructure development and management, and international operations. From 1998 to 2004, Mr. Ayala served as chairman of SPI Technologies, Inc., a business process outsourcing firm in Asia. Mr. Ayala holds a B.A. in developmental studies and economics from Brown University and a M.B.A. from the Harvard Business School.
      John R. Harris has served as our president and chief executive officer since March 2006. From November 2003 to January 2004, Mr. Harris served as chief executive officer of Seven Worldwide Inc., a business process outsourcing company. From 2002 to 2003, Mr. Harris served as chief executive officer of Delinea Corporation, a business outsourcing company. From 2000 to 2002, Mr. Harris served as chief executive officer of Exolink Corporation, a technology company. From 1973 to 1999, Mr. Harris held a variety of positions, including group vice president and corporate officer of Electronic Data Systems Corporation, or EDS, a provider of IT and BPO services. Mr. Harris holds a B.B.A. and a M.B.A. from West Georgia University.
      J. Michael Dodson has served as our chief financial officer since December 2005. From May 2003 to November 2005, Mr. Dodson served as senior vice-president of administration and chief financial officer of Electro Scientific Industries, Inc. a supplier of innovative production laser systems for microengineering applications. From July 1999 to December 2002, Mr. Dodson served as chief financial officer of SpeedFam-IPEC, Inc., a developer of precision cleaning equipment and machines. Mr. Dodson holds a B.B.A. in accounting and information systems analysis and design from the University of Wisconsin-Madison.
      Glenn J. Dispenziere has served as our senior vice president of sales and marketing since December 2005. From 2003 to 2005, Mr. Dispenziere served as vice president of strategic sales and business development at Witness Systems, Inc., a call center/CRM software provider. From 1997 to 2003, Mr. Dispenziere served as a partner at Accenture, a consulting company, where he specialized in CRM and call centers. Mr. Dispenziere holds a B.S. in mechanical engineering from Lehigh University and an M.B.A. in marketing and finance from the College of William & Mary.
      Francis J. Dunn has served as our chief accounting officer and corporate controller since May 2006. From 1996 to 2006, Mr. Dunn served as vice president of financial reporting of Swift Transportation, Inc. Mr. Dunn holds a B.S. in accounting from Marquette University.
      Einar Seadler has served as our senior vice president, global operations since 2004. From 2000 to 2004, Mr. Seadler served as a manager at McKinsey & Company, a management consulting firm. From 1999 to 2000, Mr. Seadler served as vice president, national expansion for Homegrocer.com, Inc. an internet based grocery delivery service. Mr. Seadler holds an M.S. in Industrial Relations (Labor Economics) from Cornell University’s Industrial and Labor Relations School and a B.S. from the United States Military Academy.
      Kristin Weitz-Rammer has served as our chief information officer since September 2004. From 1998 to 2004, Ms. Weitz-Rammer was a director with Dell Computer Systems Global Network Services team. Ms. Weitz-Rammer holds a B.S. in marketing from the University of Wisconsin.
      Ramon R. del Rosario, Jr. has served as a director since December 2006. Since June 1994, Mr. del Rosario has been serving as the chairman and chief executive officer of AB Capital and Investment Corp., an investment house. Since July 2002, Mr. del Rosario has served as the president and chief executive officer of Philippine Investment Management, Inc., a management/holding company. Since 2003, Mr. del Rosario has also served as vice-chairman and president of Bacnotan Consolidated Industries, Inc., a holding company. Mr. del Rosario holds a B.S. in commerce from De La Salle College (Manila) and an M.B.A. from Harvard Business School.
      Gary J. Fernandes has served as a director since March 2007. Since 1999, he has served as chairman of FLF Investments, a family business involved with the acquisition and management of commercial real estate properties and other assets. Since his retirement as vice chairman from Electronic Data Systems Corporation in 1998, he founded Convergent Partners, a venture capital fund focusing on buyouts of technology-enabled companies. In addition, from 2000 to 2001, Mr. Fernandes served as chairman and chief executive officer of GroceryWorks.com, an internet grocery fulfillment company. Mr. Fernandes serves on the board of directors of Blockbuster, Inc. and Computer Associates International, Inc. Mr. Fernandes holds a B.A. in broadfield social science education from Baylor University.
      Richard N. Hamlin has served as one of our directors since March 2007. Since August 2003, Mr. Hamlin has served as private consultant and investor. From July 2002 to September 2003, he served as the chief financial officer of CommerceQuest, Inc., a business process management software company. From January 2000 to June 2000, Mr. Hamlin served as a partner of KPMG Consulting. Mr. Hamlin served as an audit partner of KPMG from 1979 until January 2000, including service on KPMG’s board of directors from 1994 to 1998. Mr. Hamlin currently serves on the board of directors of Answerthink Consulting, Inc., a business and technology consulting firm. Mr. Hamlin holds a B.S. degree in accounting from Florida State University.
      John-Paul Ho has served as a director since August 2006. Mr. Ho founded Crimson Investment, an international private equity firm, and has served as a partner since 1993. Mr. Ho holds a B.S. in engineering and applied sciences from Harvard University and an M.B.A. from Harvard Business School.
      Rafael Ll. Reyes has served as a director since February 2004. Since June 1998, Mr. Reyes has served as Southeast Asia director/vice president of AIG Global Investment Corp. (Asia), a private equity investment management firm. From January 2000 to February 2004, Mr. Reyes served as a director of SPI Technologies, Inc., a BPO and IT-enabled services company. Mr. Reyes holds a B.S. in Industrial Engineering and Engineering Management and an M.S. in Industrial Engineering from Stanford University.
Board of Directors
      Our board of directors currently consists of seven members. Each of Messrs. del Rosario, Fernandes, Hamlin and Reyes is an independent director as defined by the Nasdaq Global Market listing standards set forth in Rule 4200(a)(15) adopted by the National Association of Securities Dealers.

      Our directors are elected annually to serve until the next annual meeting of stockholders, until their successors are duly elected and qualified or until their earlier death, resignation, disqualification or removal. With limited exceptions, our board of directors is required to have a majority of independent directors at all times. Vacancies on the board can be filled by resolution of the board of directors if the remaining directors still constitute a quorum.
Corporate Governance
      We currently comply with the Sarbanes-Oxley Act of 2002 and the rules and regulations of the SEC adopted thereunder as well as the rules of the Nasdaq Global Market. After this offering, our board will continue to evaluate, and improve upon, as appropriate, our corporate governance principles and policies.
      Our board has adopted a code of business conduct that applies to each of our directors, officers and employees. The code addresses various topics, including:

•	compliance with laws, rules and regulations;

•	conflicts of interest;

•	insider trading;

•	corporate opportunities;

•	competition and fair dealing;

•	health and safety;

•	record keeping;

•	confidentiality;

•	protection and proper use of company assets; and

•	payments to government personnel.
      Our board has also adopted a code of ethics for senior executive officers applicable to our chief executive officer, president, chief financial officer and other key management employees addressing ethical issues. Upon completion of this offering, the code of business conduct and the code of ethics will each be posted on our website. We also intend to implement whistleblower procedures by establishing formal procedures for receiving and handling complaints from employees. Any concerns regarding accounting or auditing matters reported under these procedures will be communicated promptly to the audit committee.
Board Committees
      Our board of directors has an audit committee, a compensation committee, a nominating and corporate governance committee and a value creation committee, each of which has the composition and responsibilities described below:
      Audit Committee. The audit committee provides assistance to the board of directors in fulfilling its legal and fiduciary obligations in matters involving our accounting, auditing, financial reporting, internal control and legal compliance functions by approving the services performed by our independent accountants and reviewing their reports regarding our accounting practices and systems of internal accounting controls. The audit committee also oversees the audit efforts of our independent accountants and takes those actions as it deems necessary to satisfy itself that the accountants are independent of management. The audit committee currently consists of Messrs. del Rosario, Fernandes and Hamlin, each of whom is a non-management member of our board of directors. Mr. Hamlin is our audit committee financial expert as currently defined under Securities and Exchange Commission rules. We believe that the composition of our audit committee meets the criteria for independence under, and the functioning of our audit committee complies with the applicable requirements of, the Sarbanes-Oxley Act of 2002, the current rules of the Nasdaq Global Market and Securities and Exchange Commission rules and regulations.
      Compensation Committee. The compensation committee determines our general compensation policies and the compensation provided to our directors and officers. The compensation committee also reviews and determines bonuses for our officers and other employees. In addition, the compensation committee reviews and determines equity-based compensation for our directors, officers, employees and consultants and administers our stock option plans. The current members of the compensation committee are Messrs. Fernandes, Hamlin and Reyes, each of whom is a non-management member of our board of directors. We believe that the composition of our compensation committee meets the criteria for independence under, and the functioning of our compensation committee complies with the applicable requirements of, the Sarbanes-Oxley Act of 2002, the current rules of the Nasdaq Global Market and Securities and Exchange Commission rules and regulations.
      Nominating and Corporate Governance Committee. The nominating and corporate governance committee is responsible for making recommendations to the board of directors regarding candidates for directorships and the size and composition of the board. In addition, the nominating and corporate governance committee is responsible for overseeing our corporate governance guidelines and reporting and making recommendations to the board concerning corporate governance matters. The current members of the nominating and governance committee are Messrs. del Rosario, Fernandes and Ho. We believe that the composition of our nominating and governance committee meets the criteria for independence under the applicable requirements of the Sarbanes-Oxley Act of 2002, the current rules of the Nasdaq Global Market and the Securities and Exchange Commission rules and regulations pursuant to the initial public offering phase-in provisions provided in the current rules of the Nasdaq Global Market. Mr. Ho does not currently qualify as an independent director as defined by the Nasdaq Global Market. We believe the functioning of our nominating and corporate governance committee currently complies with the applicable requirements of the Sarbanes-Oxley Act of 2002, the current rules of the Nasdaq Global Market and Securities and Exchange Commission rules and regulations.
      Value Creation Committee. The value creation committee is responsible for exploring, considering and discussing certain of our strategic matters. The committee consists of all the members of the board of directors. Mr. Reyes is the chairman of the committee.
Director and Executive Compensation
      The aggregate compensation we paid our executive officers, who were not also directors, for fiscal 2006 was approximately $1,542,504. The aggregate compensation we paid our executive directors for fiscal 2006 was approximately $1,448,851. The aggregate compensation we paid our non-executive directors for fiscal 2006 was approximately $46,000, which represents amounts received as compensation for attendance at board meetings.
      In 2006, we granted our executive officers options to purchase a total of 520,000 common shares with a weighted average exercise price of $4.15. Executive directors were granted options to purchase a total of 1,967,500 common shares with a weighted average exercise price of $2.92. In addition, we granted our non-executive directors options to purchase a total of 110,000 common shares with an weighted average exercise price of $4.00.
Employee Benefit Plans

Amended and Restated Key Employees’ Stock Option Plan
      Our amended and restated key employees’ stock option plan was adopted by our board of directors in February 2004 and was subsequently approved by our stockholders.
      As of December 31, 2006, 318,162 common shares remained available for future issuance under our 2004 stock plan. As of December 31, 2006, options to purchase a total of 10,551,900 common shares were outstanding under the 2004 stock plan with a weighted average exercise price of $2.40 per share.
      Following the completion of this offering, no common shares will remain available for future issuance under the 2004 stock plan. Any shares that would otherwise have been available for issuance under our 2004 stock plan at the time we complete this offering will be available for grant under our 2006 stock incentive plan. Any options outstanding under our 2004 stock plan at the time we complete this offering will remain outstanding and be subject to the terms of our 2004 stock plan. Any shares that remain subject to options under our 2004 stock plan that remain outstanding after we complete this offering and that expire, terminate or are cancelled before being exercised will become available for future grant under our 2006 stock incentive plan.
      The 2004 stock plan provided for the granting of incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended and nonstatutory stock options to employees, officers and employee directors. To the extent an optionee would have the right in any calendar year to exercise for the first time one or more incentive stock options for shares having an aggregate fair market value in excess of $100,000, any such excess options would be treated as nonstatutory stock options.
      Subject to certain exceptions, no option may be transferred by the optionee other than by will or the laws of succession or distribution. Nonstatutory stock options may be granted on terms that allow the options to be transferred by instrument to an inter vivos or testamentary trust in which the options are to be passed to beneficiaries upon the death of the trustor or by gift to immediate family. Each option may be exercised during the lifetime of the optionee only by such optionee. Options granted under the 2004 stock plan generally have a five-year term and typically vest over a period of four years from the date of grant, with one-fourth of the grant vesting at each anniversary date.
      The 2004 stock plan provides that in the event of a recapitalization, stock split or similar capital transaction, we may, in our discretion, make appropriate adjustments in order to preserve the benefits of options outstanding under the plan. If we are involved in a merger or consolidation, each award holder will be given the right to exercise any unexpired award to the extent that the award holder’s right to exercise such award has accrued pursuant to the terms of the applicable award agreement and has not been exercised. If the successor corporation does not agree to assume the award or substitute an equivalent award and the award holder does not exercise any unexpired awards, all awards will terminate upon consummation of the transaction.

2006 Stock Incentive Plan
      General. Our 2006 stock incentive plan was adopted by our board of directors in October 2006, approved by our stockholders in November 2006 and will become effective upon completion of this offering.
      Administration. The 2006 stock incentive plan will be administered by our compensation committee. The 2006 stock incentive plan provides for the grant of options to purchase common shares, ADSs, stock appreciation rights and stock units. Incentive stock options may be granted only to employees. Nonstatutory stock options and other stock-based awards may be granted to employees, non-employee directors, advisors and consultants.
      The board of directors will be able to amend or modify the 2006 stock incentive plan at any time, without stockholder approval, unless approval is required by applicable law or is deemed desirable by our board.
      Authorized Shares. The number of common shares initially authorized for issuance under our 2006 stock incentive plan is equal to the number of shares available for issuance under our 2004 stock plan that will cease to be available for future grant under that plan upon completion of this offering. This includes shares subject to outstanding options under our 2004 stock plan that expire, terminate or are cancelled before being exercised. As of December 31, 2006, 318,162 common shares were available for future issuance under the 2004 stock plan and options to purchase a total of 10,551,900 common shares were outstanding under the 2004 stock plan. However, no participant in the 2006 stock incentive plan can receive option grants, stock appreciation rights, restricted stock or stock units for more than an aggregate of 1,000,000 shares total in any single calendar year. The number of shares reserved for issuance under the 2006 stock incentive plan will be increased on July 1 of each fiscal year from 2007 through 2016 by the lesser of:

•	2,000,000 common shares;

•	3% of our outstanding common shares on June 30 of each fiscal year; or

•	the number of common shares determined by the board of directors;

provided that in no case shall more than 15,000,000 common shares be added to the 2006 stock incentive plan as a result of this annual increase.
      Plan Features. Under the 2006 stock incentive plan:

•	We expect that options granted to optionees other than outside directors will generally vest as to 25% of the shares one year after the date of grant and as to 1/48th of the shares each month thereafter.

•	The plan terminates 10 years after its initial adoption, unless terminated earlier by our board. Our board may amend or terminate the plan at any time, subject to stockholder approval where required by applicable law. Any amendment or termination may not impair the rights of holders of outstanding awards without their consent.
      The number of shares or other benefits granted under the 2006 stock incentive plan may be subject to the attainment of performance goals.

401(k) Plans
      We have established two tax-qualified employee savings and retirement plans for which our employees are generally eligible. Under our 401(k) Plans, employees may elect to reduce their compensation and have the amount of this reduction contributed to the 401(k) Plan. We have made matching contributions, however, the 401(k) Plans provide for discretionary contributions to be made at our election. The 401(k) Plans are intended to qualify under Section 401 of the Internal Revenue Code, so that contributions to the 401(k) Plans, and income earned on plan contributions, are not taxable to employees until withdrawn from the 401(k) Plans, and so that contributions by us, if any, will be deductible by us when made.
RELATED PARTY TRANSACTIONS
Indebtedness of Management
      In April 2004, we loaned James Franke and Derek Holley each an aggregate of $42,000 at an interest rate of 1.0% per annum, pursuant to secured promissory notes. These notes are full recourse notes and are secured by a pledge of stock. The aggregate amount of indebtedness of Mr. Franke and Mr. Holley outstanding under these notes as of December 31, 2006 was $43,145 and $43,145, respectively. On February 14, 2007, Mr. Franke repaid his notes in full. On February 15, 2007, Mr. Holley repaid his note in full.

PRINCIPAL STOCKHOLDERS
      The following table sets forth information as of January 31, 2007 about the number of common shares beneficially owned before and after the completion of this offering by:

•	each person known to us to be the beneficial owner of more than 5% of our common shares;

•	each of our executive officers;

•	each of our directors; and

•	all of our directors and executive officers as a group.
      Unless otherwise noted below, the address of each beneficial owner listed in the table is: c/o eTelecare Global Solutions, Inc., 31st Floor CyberOne Building, Eastwood City Cyberpark, Bagumbayan, Quezon City 1110, Philippines.
      We have determined beneficial ownership in accordance with the rules of the Securities and Exchange Commission. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power with respect to all common shares that they beneficially own, subject to applicable community property laws.
      Applicable percentage ownership of shares beneficially owned before the offering is based on 44,366,066 common shares outstanding on January 31, 2007. For purposes of calculating the applicable percentage ownership after the offering, we have assumed that 55,366,066 common shares will be outstanding upon completion of this offering. In computing the number of common shares beneficially owned by a person and the percentage ownership of that person, we have deemed outstanding common shares subject to options held by that person that are currently exercisable or exercisable within 60 days of January 31, 2007. We have not deemed these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

		Percentage of
		Common Shares
		Beneficially Owned

	Number of Shares	Before	After
Name and Address of Beneficial Owner	Beneficially Owned	Offering	Offering

5% Stockholders:
ATR-Kim Eng Securities, Inc.(1)	3,705,652	8.4%	6.5%
Derek Holley(2)	7,514,444	16.3	13.1
Electra Partners Mauritius Ltd.(3)	2,359,272	5.3	4.2
Entities affiliated with American International Group(4)	4,915,664	11.1	8.7
Entities affiliated with Crimson(5)	11,219,292	25.3	19.8
Integrated Telecom LLC(6)	3,244,444	7.3	5.7
James W. Franke(7)	7,594,444	17.1	13.3
Newbridge International Investment Ltd.(8)	4,899,348	11.0	8.6

Named Executive Officers and Directors:
Alfredo Ayala(9)	5,756,852	12.4	10.2
John R. Harris	—	*	*
J. Michael Dodson(10)	90,000	*	*
Glenn J. Dispenziere(11)	37,500	*	*
Francis J. Dunn	—	*	*
Einar Seadler(12)	228,571	*	*
Kris Weitz-Rammer(13)	50,000	*	*
Ramon del Rosario Jr.	—	*	*
Gary J. Fernandes	—	*	*
Richard N. Hamlin	—	*	*

		Percentage of
		Common Shares
		Beneficially Owned

	Number of Shares	Before	After
Name and Address of Beneficial Owner	Beneficially Owned	Offering	Offering

John-Paul Ho(14)	11,231,796	25.3	19.8
Rafael LI. Reyes(15)	20,000	*	*
All executive officers and directors as a group (12 persons)(16)	17,414,720	38.1	30.7

*	Represents beneficial ownership of less than 1%.

(1)	All shares are held by A. Soriano Corporation, a Philippine corporation. The principal address for ATR-Kim Eng Securities, Inc. is: c/o ATR-Kim Eng Sec., Inc., 17/ F Tower One & Exch. Plaza Ayala Triangle, Makati City. Andres Soriano III has voting and dispositive power over these shares.
(2)	Includes 1,841,200 shares subject to options that are immediately exercisable. Also includes 3,244,444 shares held by Integrated Telecom LLC, of which Mr. Holley is a member and manager. Mr. Holley shares beneficial ownership and voting and dispositive power over the shares with James Franke, one of our directors. Either Mr. Franke or Mr. Holley may represent the 3,244,444 shares registered in the name of Integrated Telecom LLC. Mr. Holley disclaims beneficial ownership of such shares except to the extent of their pecuniary interests therein.
(3)	The principal address for Electra Partners Mauritius Ltd. is: 11/ F Jardine House, 1 Connaught Place Central Hong Kong. Mr. Levack, one of our directors, shares voting and dispositive power over these shares with Ashraf Ramtoola, Yannick Roussety, and Philip Dyke, the other members of the board of directors of Electra Partners Mauritius, Ltd. Mr. Levack, Mr. Ramtoola, Mr. Roussety and Mr. Dyke disclaim beneficial ownership of such shares except to the extent of their pecuniary interests therein.
(4)	Includes 3,932,532 shares held by AIG Asian Opportunity Fund LP and 983,132 shares held by Philippine American Life and General Insurance Company. The principal address for Philippine American Life and General Insurance Company is: 23rd Floor, Philiamlife Tower, 8767 Paseo de Roxas, Makati City, Metro Manila 1226, Philippines. Jose L. Cuisia, Jr., the chief executive officer of Philippine American Life and General Insurance Company, has voting and dispositive power over the shares held by Philippine American Life and General Insurance Company. Mr. Cuisia disclaims beneficial ownership over these shares except to the extent of his pecuniary interest therein. The principal address for AIG Asian Opportunity Fund LP is: 15th Floor, AIG Tower, 1 Connaught Road, Central, Hong Kong. Ada Tse, the chief executive officer of AIG Opportunity Fund LP, has voting and dispositive power over the shares held by AIG Asian Opportunity Fund LP. Ms. Tse disclaims beneficial ownership of these shares except to the extent of her pecuniary interest therein.
(5)	Includes 4,998,304 shares held by Crimson Velocity Fund Ltd., 4,362,088 shares held by Crimson Asia Capital Ltd., and 1,858,900 shares held by Crimson Investments Ltd. Mr. Ho, one our directors, is the founder and a managing partner of Crimson. Mr. Ho shares voting and dispositive power over these shares with Ian Morton, a partner with Crimson Investment Ltd. Mr. Ho and Mr. Morton disclaim beneficial ownership of such shares except to the extent of their pecuniary interests therein. The address for each of these entities is: c/o Crimson, 13/ F, No. 109, Min Sheng E. Road, SEC 3, Taipei 105, Taiwan, ROC.
(6)	James Franke and Derek Holley share voting and dispositive power over these shares. Messrs. Franke and Holley disclaim beneficial ownership of these shares except to the extent of their pecuniary interest therein. The principal address for Integrated Telecom LLC is: 602 E. Huntington Dr., Ste H, Monrovia, CA 91011.
(7)	Includes 2,508,796 shares held in trust by the James and Michelle Franke Family Trust. Includes 3,244,444 shares held by Integrated Telecom LLC. Mr. Franke shares beneficial ownership with Derek Holley and Messrs. Frank and Holley share voting and dispositive power over the shares. Either Mr. Franke or Mr. Holley may represent the 3,244,444 shares registered in the name of Integrated Telecom LLC. Mr. Franke disclaims beneficial ownership of such shares except to the extent of their pecuniary interests therein. Also includes 1,841,200 shares subject to options that are immediately exercisable.
(8)	The principal address for Newbridge International Investment Ltd. is P.O. Box 173 Kingston Chambers Road, Town Tortola, British Virgin Islands. Mr. Ayala, one of our directors, shares voting and dispositive power over these shares with Renato Marzan and Ricardo Lacinto. Messrs. Ayala, Marzan and Lacinto disclaim beneficial ownership of these shares except to the extent of their pecuniary interest therein.
(9)	Includes 4,899,348 shares held by Newbridge International Investment Ltd. Mr. Ayala disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein. Also includes 857,500 shares subject to options that are immediately exercisable.

(10)	Represents shares subject to options that are exercisable within 60 days of January 31, 2007.
(11)	Represents shares subject to options that are exercisable within 60 days of January 31, 2007.
(12)	Consists of 228,571 shares subject to options that are exercisable within 60 days of January 31, 2007.
(13)	Includes 50,000 shares subject to options that are exercisable within 60 days of January 31, 2007.
(14)	Includes 4,998,304 shares held by Crimson Velocity Fund Ltd., 4,362,088 shares held by Crimson Asia Capital Ltd., and 1,858,900 shares held by Crimson Investments Ltd. Mr. Ho, a director of the Company, is the founder and a managing partner of Crimson. Mr. Ho shares voting and dispositive power over the Crimson Investments Ltd. shares with Ian Morton. Mr. Ho disclaim beneficial ownership of such shares except to the extent of their pecuniary interests therein. Also includes 12,500 shares subject to options that are immediately exercisable.
(15)	Represents shares subject to options that are exercisable within 60 days of January 31, 2007.
(16)	Includes 1,296,071 shares subject to options that are exercisable within 60 days of January 31, 2007.

      None of our stockholders has, or after closing will have, different voting rights from other stockholders. As of January 31, 2007, there were approximately 801 holders of our common shares, of which 31 holders representing 22.9% of our outstanding common shares had registered addresses in the United States.

DESCRIPTION OF SHARE CAPITAL
General
      We were incorporated in the Republic of the Philippines as a domestic stock corporation in February, 2000, in accordance with the Corporation Code of the Philippines, or the Corporation Code.
      Our primary purpose, as stated in our articles of incorporation, is to develop and operate a call center business, which is defined as the provision of customer relationship management services through various media including, but not limited to, telephone, facsimile, e-mail, web chat and Voice-over Internet, and any and all allied or related business. Under the Corporation Code, no corporation shall possess or exercise any corporate powers except those conferred by the Corporation Code or by its articles of incorporation, and except such as are necessary or incidental to the exercise of the powers so conferred.
      We are not currently listed on any stock exchange. However, we are a public company within the contemplation of the Securities Regulation Code of the Philippines, or the SRC, because we are a corporation with assets in excess of P50,000,000 and have 200 or more holders, at least 200 of which are holding at least 100 shares of a class of its equity securities. As such public company, we are governed not only by the Corporation Code and our articles of incorporation and bylaws, but also by the provisions of the SRC and its Implementing Rules and Regulations, or the SRC IRR, and our Manual on Corporate Governance, or our Manual, and are accordingly subject to various reporting and other regulatory requirements under the SRC and the Implementing Rules and Regulations.
      In April 2004, the Philippines Securities and Exchange Commission approved an increase in our authorized capital stock from P12 million to P130 million and approximately 32,219,037 shares were issued by way of a four-for-one stock dividend.
      The following statements summarize the material provisions of our articles of incorporation and bylaws, the Corporation Code, the SRC and our Manual on Corporate Governance, a set of guidelines established by our board, insofar as they relate to the material terms of our capital stock and rights of stockholders.
Introduction
      The rights of stockholders described in this section are available only to persons who hold our certificated shares. Investors who purchase the ADSs will not hold our certificated shares and therefore will not be directly entitled to the rights conferred on our stockholders by our articles of incorporation and bylaws, or the rights conferred on stockholders of a Philippine stock corporation by the Corporation Code, including, without limitation:

•	the right to attend and vote at the stockholders’ meetings either in person or by proxy;

•	the right to receive dividends;

•	the right to inspect corporate books and records, including financial statements;

•	the right of appraisal;

•	the right to participate proportionately in the distribution of corporate assets upon corporate liquidation following dissolution and winding up;

•	the right to file a derivative suit; and

•	the right to the issuance of a stock certificate.
      However, investors are entitled to receive dividends and to exercise the right to vote in accordance with the deposit agreement. For additional information, see “Description of American Depositary Shares.”

Share Capital
      Our authorized capital stock is 130,000,000 pesos divided into 130,000,000 common shares with par value of one peso per share. As of December 31, 2006, a total of 44,366,066 shares were issued and outstanding held by approximately 801 holders.
      With the approval of a majority of our board of directors and the affirmative vote of stockholders representing at least two-thirds of our outstanding capital stock given in a meeting duly called for the purpose, and subject to the approval of the Philippine Securities and Exchange Commission, we may increase or decrease our authorized capital stock, change the par value of our shares or reclassify or convert our existing common shares into preferred or redeemable preferred shares or such other class or series of shares, with rights, privileges, restrictions, limitations, features or preferences as we deem fit and necessary for our benefit provided that there shall at all times be a class of shares with complete voting rights.
Share Issuance
      Under the Corporation Code, we can issue shares of stock with such rights, privileges or restrictions as may be provided for in our articles of incorporation. Since all the shares comprising our authorized capital stock are common shares and there are no restrictions provided in our articles of incorporation, our shares have full voting and dividend rights.
      We cannot issue shares for consideration less than the par value of such shares as stated in our articles of incorporation. We may, however, issue shares at a premium or for a consideration in excess of the par value of such shares, in which case the amount equal to the amount by which the subscription price exceeds the par value is credited to an account designated as paid-in surplus or additional paid-in capital.
      We may repurchase our own shares, provided that we have unrestricted retained earnings to pay for the shares to be acquired or purchased for legitimate corporate purpose or purposes. These purposes include, but are not limited to the following:

•	to eliminate fractional shares arising out of stock dividends;

•	to purchase shares of dissenting stockholders exercising their appraisal right; and

•	to collect or settle an indebtedness arising out of an unpaid subscription in a delinquency sale and to purchase delinquent shares sold during said sale.
      The shares so repurchased become treasury shares which may again be sold for a reasonable price fixed by our board of directors. Shares do not have voting rights or dividend rights as long as they remain in the treasury.
      Shares of stock which are offered to the public in the Philippines are required to be registered with the Philippine Securities and Exchange Commission except when such shares are among those classified as exempt securities or the offering is an exempt transaction under the SRC. The Philippine Securities and Exchange Commission may deny registration of shares and refuse to issue a permit to sell shares if the registration statement for the shares is incomplete or inaccurate in any material respect, includes any untrue statement of material fact, omits to state a material fact required to be stated in the registration statement or necessary to make the statements therein not misleading. The Philippine Securities and Exchange Commission may also deny registration for the shares if the issuer corporation or any of its officers or directors are not qualified under the standards of the SRC, the SRC IRR or existing Philippine Securities and Exchange Commission regulations.
Pre-emption Rights
      The Corporation Code confers the right of pre-emption on stockholders of a Philippine corporation, which entitles them to subscribe for all issues or other dispositions of shares by the corporation in proportion to their respective shareholdings, regardless of whether the shares proposed to be issued or otherwise disposed of are identical in all respects to the shares held. The pre-emption right conferred by the Corporation Code does not, however, apply to the issuance of shares made to ensure compliance with laws requiring share offerings or minimum share ownership by the public, in exchange for the acquisition of property required for corporate purposes, or in payment of a debt previously contracted.
      The Corporation Code allows Philippine corporations to provide for the exclusion of the right of preemption in their articles of incorporation. Our articles of incorporation currently provide that, unless the right of preemption is granted from time to time by our board of directors in its discretion, our stockholders do not have the pre-emptive right to purchase or subscribe for any unissued or re-issued shares of any class, any additional shares of any class to be issued by reason of any increase in our authorized capital stock, or any securities convertible into any class of our shares.
Foreign Ownership Restriction
      We are not subject to any foreign equity ownership restrictions because we are not engaged in any business activity nor in possession of any asset that would attract the applicability of foreign ownership restrictions under Philippine law. Our foreign stockholders are not subject to any applicable limitations on voting their shares under Philippine law.
Ownership Limitations
      Our articles of incorporation and bylaws and the Corporation Code do not contain limits on the number of shares of our capital stock that a stockholder may own.
Mandatory Offer Requirements
      Under the SRC and the SRC IRR, any person or group of persons acting in concert, (i) who intends to acquire 35% or more of equity shares in a public company, or (ii) who intends to acquire 35% or more of equity shares in a public company in one or more transactions within a period of 12 months, or (iii) if any acquisition of even less than 35% would result in ownership of over 51% of the total outstanding equity securities of a public company, shall make a tender offer to stockholders by filing with the Philippine Securities and Exchange Commission a declaration to that effect and shall furnish the issuer with a tender offer report as required by the SRC and the SRC IRR and as prescribed by the Philippine Securities and Exchange Commission. Such person or group of persons shall publish all requests or invitations for tender, or materials making a tender offer or requesting or inviting tenders of such security.
Stockholder Actions
Meetings of Stockholders

The Corporation Code requires all Philippine corporations to hold an annual general meeting of stockholders for the principal purpose of electing directors. Our annual general meeting of stockholders is required by our bylaws to be held at our principal office or at any place designated by our board of directors within Metro Manila, Philippines on any business day in May of each year.
      Notices for the annual general meeting of stockholders shall be sent by our corporate secretary by personal delivery, or provided there are means of confirming receipt, by facsimile transmission or electronic mail or by domestic mail or messengerial service for domestic stockholders and express mail for international stockholders, at least 15 business days prior to the date of the meeting to each of our stockholders of record at his last known address, or in the case of domestic stockholders, by publication in a newspaper of national circulation in the Philippines. The notice shall state the place, date and hour of the meeting and the purpose or purposes for which the meeting was called.
      Unless otherwise provided by law, a majority of our outstanding capital stock must be present or represented during the annual general meeting of our stockholders in order to constitute a quorum. If no quorum is constituted, the meeting shall be adjourned until the requisite number of stockholders shall be present.

          Voting Rights
      Each stockholder entitled to vote is entitled to one vote for each share of capital stock he owns or holds and which is qualified to vote by our articles of incorporation and bylaws. Cumulative voting is allowed in the election of members of our board of directors. Thus, in the election of directors, each stockholder is entitled to such number of votes as is equal to the product of the number of common shares owned by him and the number of directors to be elected. The stockholder may cumulate his votes in favor of one candidate or distribute these votes in such proportion and amount between as many of the candidates as the stockholder wishes. The election of directors may only be held at a meeting convened for that purpose at which stockholders representing a majority of our outstanding capital stock are present in person or by proxy. However, any vacancy on our board, other than by removal or expiration of term, may be filled by the majority of the remaining directors if still constituting a quorum.
      A stockholder may vote in person or by proxy at all meetings of our stockholders. Each duly appointed proxy has the same rights as the stockholder by whom he was appointed to speak and vote at a meeting in respect of the number of shares held by the stockholder for which the relevant proxy is appointed his proxy. Unless otherwise provided in the proxy, it shall be valid only for the meeting at which it has been presented to our corporate secretary. Moreover, under the Corporation Code, no proxy shall be valid and effective for a period longer than five years at any one time. All proxies must be in the hands of our corporate secretary at least six days before the date set for the meeting. All proxies filed with the Secretary may be revoked by our stockholders either in an instrument in writing duly presented and recorded with our corporate secretary at least two days prior to a scheduled meeting or by their personal presence at the meeting.
      For the purpose of determining the stockholders entitled to notice of or to vote at any meeting of our stockholders or any adjournment thereof or in order to make a determination of stockholders for any other lawful purpose, our board of directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the board and which record date, if in relation to a meeting of stockholders, shall not be more than 60 nor less than 10 days before the date of such meeting, or if in relation to any dividend payment, right, entitlement or exercise of any right, shall not be more than 60 nor less than 10 days from the date upon which the resolution fixing the record date is adopted by our board of directors.
      Upon demand of any stockholder, the vote upon any question before the meeting shall be by ballot.

Matters Requiring Stockholder Approval
      Some corporate acts may only be effected with the approval of our stockholders. Any amendment to our bylaws may only be effected with the approval of our stockholders representing at least a majority of our outstanding capital stock at a stockholders’ meeting convened for that purpose. The approval of our stockholders representing at least two-thirds of our outstanding capital stock is required for each of the following corporate actions:

•	any amendment to our articles of incorporation;

•	the removal of any director;

•	the ratification of contracts entered into by a director by virtue of his office under which contract the director acquired a business opportunity which should have belonged to the corporation;

•	the ratification of corporate contracts entered into by us with any of our directors if (a) the presence of the director in the board meeting at which the contract was approved was necessary to constitute a quorum for such meeting; or (b) the vote of the director was necessary for the approval of the contract;

•	the sale, lease, exchange, mortgage, pledge or other disposition of all or substantially all of our assets;

•	the investment of funds in any other corporation or business or for any purpose other than the primary purpose for which we were organized;

•	incurring, creating or increasing our bonded indebtedness;

•	the extension or shortening of our term of corporate existence, which currently expires on February 21, 2050;

•	the declaration of stock dividends;

•	the conclusion of management contracts with another corporation in the event: the stockholders representing the same interest of both the managing and the managed corporation own or control more than one-third of the total outstanding capital stock entitled to vote of the managing corporation or the delegation to our board of directors of the power to amend or repeal the bylaws or to adopt new bylaws;

•	any plan or agreement of merger or consolidation with any corporation, including any amendment thereof; and

•	our voluntary dissolution.
Dividends
      We may pay dividends out of our surplus profits or unrestricted retained earnings. These represent our net accumulated earnings, with our capital unimpaired, which are not appropriated for any other purpose. We may pay dividends in cash, by the distribution of property or by the issue of shares of stock. Dividends paid in the form of shares may only be paid with the approval of stockholders representing at least two-thirds of all stock then outstanding and entitled to vote at the annual general stockholders meeting or at a special stockholders meeting called for such purpose. No dividend shall be declared that will impair the capital of the corporation.
      There is no law, jurisprudence or Philippine Security and Exchange Commission regulation or ruling that specifically addresses the time limit after which a holder’s entitlement to a declared but unclaimed dividend expires.
      Our board of directors has the discretion to declare cash or property dividends. The issuance of property dividends must conform to the following conditions:

•	the property to be distributed as dividend must consist of property that is no longer intended to be used in the operation of our business and practicable to be distributed as dividends;

•	the issuance of property dividends must not result in an inequitable distribution of property to the stockholders in terms of the book value and market value, if any, of the property distributed;

•	when the distribution of dividends is made where some stockholders will receive cash and the others will receive property, the prevailing market value of the property, as agreed upon by the stockholders, will be considered in determining the equitable distribution of the total dividends; and

•	the distribution of property dividends must be approved by the Philippines Securities and Exchange Commission.
      Under the Corporation Code, corporations with surplus profits in excess of 100% of their paid-up capital are required to declare and distribute those profits as dividends, except:

•	when retaining the profits is justified by definite corporate expansion projects or programs approved by the board of directors;

•	when the consent of creditors is required under any loan agreement and the consent has not been secured; or

•	when it can be clearly shown that retaining the profits is necessary under the special circumstances of the corporation, as when special reserves are required for probable contingent liabilities.

Other Rights of Stockholders

Appraisal Right
      Under the Corporation Code, any of our stockholders, including a minority stockholder, has the right to dissent and demand payment of the fair value of his shares in any of the following instances:

•	any amendment to our articles of incorporation which has the effect of changing or restricting rights attached to his shares or of authorizing preferences superior to those of outstanding shares of any class, or of extending or shortening the term of our corporate existence;

•	the sale, lease, exchange, transfer, mortgage, pledge or other disposition of all or substantially all of our property and assets;

•	the investment of corporate funds for purposes other than to accomplish our primary purpose or investment in another corporation or business except when the investment is reasonably necessary to accomplish our primary purpose; and

•	a merger or consolidation with another corporation.
      The fair value for the sale of shares by a dissenting stockholder may be agreed upon between us and said stockholder. If we cannot reach an agreement, the fair value will be determined by an independent committee. However, payment for the shares of any dissenting stockholder may be made only if we have unrestricted retained earnings to purchase his shares.

Right to Inspection
      All stockholders, including minority stockholders, have the right to inspect our corporate books and records at reasonable hours on business days. These records include minutes of all meetings of the board of directors and of the stockholders, stock registries, and records of our business transactions. They shall also be furnished with annual reports, including financial statements, without cost or restrictions.
      However, the right of inspection may be denied to stockholders seeking to examine our records if they have improperly used any information obtained through any prior examination of our records, or did not act in good faith or for a legitimate purpose in making a demand for inspection.

Right to Information
      Under our Manual on Corporate Governance, as discussed above, stockholders shall have access to any and all information relating to matters for which management is accountable, and shall be provided, upon request, with periodic reports which disclose personal and professional information about the directors and officers and certain other matters such as their holdings of our shares, dealings with us, relationships among directors and key officers, and the aggregate compensation of directors and officers.

Right to File Derivative Suits
      The right of a stockholder to institute proceedings on our behalf in a derivative suit is recognized under Philippine laws. Derivative suits may be filed if we are unable or unwilling to institute the necessary proceedings to redress wrongs committed against us or to vindicate corporate rights. The Regional Trial Court in the place of our principal office, or in Metro Manila, Philippines, has original and exclusive jurisdiction over derivative suits and other intra-corporate disputes.

Management

Board of Directors
      Our board of directors exercises all our corporate powers, conducts all our businesses and controls and holds all of our property and assets. Our bylaws provide for the powers of our board of directors, which include but are not limited to the following:

•	to make and change rules and regulations not inconsistent with our bylaws for the management of our business and affairs;

•	to purchase, receive, take or otherwise acquire for and in the name of the corporation, any and all properties, rights or privileges, including securities and bonds of other corporations, for such consideration and upon such terms and conditions as the board may deem proper or convenient;

•	to invest our funds in other corporations or for purposes other than those for which we are organized, subject to such stockholders’ approval as may be required by law;

•	to incur indebtedness and encumber all or part of our property and assets;

•	to establish pension, retirement, or other types of incentives or compensation plans for our employees, including our officers and directors;

•	to prosecute, maintain defend, compromise or abandon any lawsuit in which we are or our officers are either plaintiffs or defendants in connection with the conduct of our business;

•	to delegate, from time to time, any of the powers of the board of directors which may lawfully be delegated in the course of our current business to any standing or special committee or to any officer or agent and to appoint any person to be our agent with such powers and upon such terms as may be deemed fit; and

•	to implement our bylaws and to act on any matter not covered by the bylaws, provided such matter does not require the approval or consent of our stockholders.
      Our articles of incorporation provide that the current authorized number of directors is seven.
      We have an executive committee composed of four members of our board of directors. Our board of directors has the power at any time to remove and replace the members of and fill vacancies in the executive committee. When our board of directors is not in session, the executive committee shall have and may exercise the powers of our board of directors in the management of our business and affairs, except those powers reserved by our board of directors to itself and those powers which only our board of directors may exercise pursuant to law.

Directors’ Appointment, Resignation, Disqualification and Removal
      Our board of directors shall be elected during each regular meeting of stockholders and shall hold office for one year and until their successors are elected and qualified. All nominations for election of directors by the stockholders shall be submitted in writing to the corporate secretary and received at our principal place of business at least ten working days before the date of the regular or special meeting of stockholders for the purpose of electing directors.
      Our bylaws and Manual on Corporate Governance, as discussed above, provide for the creation by the board of directors of a nomination committee, which shall have at least three voting members who shall all be members of our board of directors. The nomination committee shall pre-screen and shortlist all candidates nominated to become a member of the board of directors in accordance with the qualifications and disqualifications prescribed in our Manual.
      Under applicable Philippine law, our board of directors shall have at least two independent directors or at least 20% of its entire membership, whichever is lesser. An independent director is defined by the SRC as a person other than an officer or employee of the corporation, its parent or subsidiaries, or any other individual having a relationship with the corporation, which would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In addition to the qualifications and disqualifications of a director provided under our Manual on Corporate Governance, our independent directors shall have all the qualifications and none of the disqualifications set forth in Section 38 of the SRC and the SRC IRR. Our board of directors currently consists of a majority of independent directors, as defined in applicable United States rules and regulations within the required compliance periods.
      Under the Corporation Code, any director of a corporation may be removed from office by a vote of stockholders holding or representing at least two-thirds of the outstanding capital stock at a regular meeting of the corporation or at a special meeting called for the purpose and after previous notice to stockholders of the intention to propose such removal at the meeting has been sent. A special meeting of the stockholders may also be called for the purpose of removal of directors, by the secretary on order of the president or on the written demand of the stockholders representing or holding at least a majority of the outstanding capital stock. Should the secretary fail or refuse to call the special meeting upon such demand or fail or refuse to give the notice, or if there is no secretary, the call for the meeting may be addressed directly to the stockholders by any stockholder of the corporation signing the demand. Notice of the time and place of such meeting, as well as of the intention to propose such removal, must be given by publication or by written notice prescribed as provided by our bylaws.
      Removal of a director may be with or without cause. However, removal without cause may not be used to deprive minority stockholders of the right of representation to which they may be entitled under the Corporation Code.

Meetings of the Board of Directors
      Regular meetings of our board of directors are held quarterly on such dates and places as the chairman of the board may designate, or upon the request of the majority of our directors. A majority of the number of directors as fixed in our articles of incorporation constitutes a quorum for the transaction of corporate business and every decision of at least a majority of the directors present at a meeting at which there is a quorum shall be valid as a corporate act, except for the election of officers which requires the vote of a majority of all members of our board of directors.
      Written notice of any meeting of our board of directors, specifying the date, time and place of the meeting, shall be communicated by our corporate secretary to each director personally or, provided there are means of confirming receipt, by telegram, facsimile transmission or electronic mail. However, a director may waive this notice requirement, either expressly or impliedly by his attendance at the meeting in question.
Compensation of Directors
      Our Manual provides for the creation of a compensation committee consisting exclusively of non-executive directors and free from any business or other relationship, which could materially interfere with the exercise of their independent judgment. Our board, or where required by our bylaws, our stockholders, should determine the remuneration of the non-executive directors, including members of the compensation committee, within the limits set in our bylaws. However, the board may delegate this responsibility to a small sub-committee, which may include our chief executive officer. The compensation committee meets at least twice a year or more frequently, if needed.

Directors’ Interests in Contracts
      Under the Corporation Code, we have the option to declare as void a contract that we have entered with one or more of our directors, except when all of the following conditions are present:

•	that the presence of such director in the board meeting in which the contract was approved was not necessary to constitute a quorum for such meeting;

•	that the vote of such director was not necessary for the approval of the contract; and

•	that the contract is fair and reasonable under the circumstances.
      Where any of the first two conditions set forth above is absent, such contract may be ratified by the vote of our stockholders representing at least two-thirds of our outstanding capital stock in a meeting called for the purpose. However, full disclosure of the adverse interest of the directors shall be made at such meeting and the contract shall be fair and reasonable under the circumstances.

Liability of Directors
      Under the Corporation Code, directors who willfully and knowingly vote for or assent to patently unlawful acts of the corporation or who are guilty of gross negligence or bad faith in directing the affairs of the corporation or acquire any personal or pecuniary interest in conflict with their duty as such directors, shall be liable jointly and severally for all damages resulting therefrom suffered by the corporation, its stockholders and other third persons. Moreover, when a director or officer attempts to acquire or acquires, in violation of his duty, any interest adverse to the corporation in respect of any matter which has been reposed in him in confidence, as to which equity imposes a disability upon him to deal in his own behalf, he shall be liable as a trustee for the corporation and must account for the profit, which otherwise would have accrued to the corporation.

Disloyalty of a Director
      Under the Corporation Code, where a director, by virtue of his office, acquires for himself a business opportunity, which should belong to the corporation, thereby obtaining profits to the prejudice of such corporation, he must account for all such profits by refunding the same, notwithstanding the fact that the director risked his own funds in the venture. However, the corporation’s right to refund shall not be applicable in case the director’s act has been ratified by a vote of the stockholders owning or representing at least two-thirds of the outstanding capital stock.

Indemnification of Directors
      Under our bylaws, we shall indemnify every director, his heirs, executors and administrators against all costs and expenses reasonably incurred by such person in connection with any civil, criminal, administrative or investigative action, suit or proceeding (other than an action by the corporation) to which he may be, or is, made a party by reason of his being or having been our director, except in relation to matters as to which he shall be finally adjudged in such action, suit or proceeding to be liable for gross negligence or misconduct.
      We shall also indemnify every director, his heirs, executors and administrators, against all costs and expenses reasonably incurred by such person in connection with any civil, criminal, administrative or investigative action, suit or proceeding by or in our right, to which he may be, or is, made a party by reason of his being or having been our director, except in relation to matters as to which he shall be finally adjudged in such action, suit or proceeding to have failed to act in good faith and in a manner reasonably believed by him to be in our best interests.
      In the event of a settlement or compromise, we shall only provide indemnification in connection with such matters covered by the settlement as to which we have been advised by counsel or finally adjudged by a court that the person to be indemnified did not commit a breach of duty as such director.
      The amount payable by way of indemnity shall be determined and paid only pursuant to a resolution adopted by a majority of the members of our board of directors.
Distribution of Assets on a Winding-up
      Under the Corporation Code, upon the expiration of our corporate charter or annulment thereof by forfeiture or otherwise, or upon the termination of our corporate existence for other purposes in any other manner, we shall nevertheless be continued as a body corporate for three years after the time when we would have been so dissolved, for the purpose of prosecuting and defending suits by or against us and enabling us to settle and close our affairs, to dispose of and convey our property and to distribute our assets, but not for the purpose of continuing the business for which we have been established.
      At any time during said three years, we are authorized and empowered to convey all of our property to trustees for the benefit of our stockholders, creditors, and other persons in interest. From and after any such conveyance of our property in trust for the benefit of our stockholders, creditors and others in interest, all our interest in such property terminates, the legal interest vests in the aforesaid trustees, and the beneficial interest in our stockholders, creditors or other persons in interest. Upon the winding up of our corporate affairs, any asset distributable to any creditor or stockholder who is unknown or cannot be found shall be escheated to the city or municipality where such assets are located.
      Except by decrease of our capital stock and as otherwise allowed by the Corporation Code, we shall not distribute any of our assets or property except upon lawful dissolution and after payment of all our debts and liabilities.
Accounting and Auditing
      Philippine corporations are required to file copies of their annual financial statements with the Philippines Securities and Exchange Commission. Stockholders are entitled to request from the Philippines Securities and Exchange Commission or from us copies of our most recent financial statements which must include a balance sheet and a profit and loss statement as of the end of the last fiscal year.
      Moreover, as a public company, we submit to the Philippines Securities and Exchange Commission an annual report and quarterly reports for the first three quarters of each given year, which contain our audited financial statements and a fairly detailed management’s discussion and analysis of the results of our operations and our financial condition.
      Our board of directors presents a financial report on our operations for the preceding year at the annual general meeting of stockholders. This report includes our audited financial statements.
      Our Manual provides for the creation of an audit committee, members of which are appointed by our board of directors and composed of independent directors, tasked to assist our board in monitoring the integrity of our financial statements, our compliance with legal and regulatory requirements and the independence and performance of our internal and external auditors. Its chairman should possess experience in accounting or related financial management experience.
Share Register
      Our stock transfer agent, Professional Stock Transfer, Inc., with offices at Unit 1003 City & Land Mega Plaza, ADB Avenue corner Garnet Road, Ortigas Center, Pasig City, Philippines, maintains our register of stockholders. Our stockholders are allowed to inspect our corporate books and records including our stock registry at reasonable hours on business days.
The Nasdaq Global Market Listing Symbol
      Our ADSs have been approved for listing on the Nasdaq Global Market under the symbol “ETEL.”
Comparison of Delaware Law and Philippine Law
      Set forth below is a comparison of certain stockholder rights and corporate governance matters under Delaware law and Philippine law:

Corporate Law Issue	Delaware Law	Philippine Law

Special Meetings of Stockholders	Stockholders of a Delaware corporation generally do not have	Under the Corporation Code, regular meetings of stockholders

Corporate Law Issue	Delaware Law	Philippine Law

the right to call meetings of stockholders unless that right is granted in the certificate of incorporation or bylaws. However, if a corporation fails to hold its annual meeting within a period of 30 days after the date designated for the annual meeting, or if no date has been designated for a period of 13 months after its last annual meeting, the Delaware Court of Chancery may order a meeting to be held upon the application of a stockholder.	of Philippine corporations shall be held annually on a date fixed in the bylaws, or if not so fixed, on any date in April of every year as determined by the board of directors. Notices of regular meetings of stockholders shall be sent to all stockholders of record in writing at least two weeks prior to the meeting, unless a different period is required by the bylaws.

Special meetings of stockholders of Philippine corporations shall be held at any time deemed necessary by the Board or as provided in the bylaws. At least one week written notice shall be sent to all stockholders, unless otherwise provided in the bylaws.

Notice of any meeting, whether regular or special, may be waived, expressly or impliedly, by any stockholder.

Whenever for any cause, there is no person authorized to call a meeting, the Philippine Securities and Exchange Commission, upon petition of a stockholder on a showing of good cause therefor, may issue an order to the petitioning stockholder directing him to call a meeting of the corporation by giving proper notice required by the Corporation Code or by the by-laws. The petitioning stockholder or member shall preside thereat until at least a majority of the stockholders present have chosen one of their members as presiding officer.

Interested Director Transactions	Interested director transactions are not voidable if (i) the material facts as to the interested director’s relationship or interests are disclosed or are known to the board of directors and the board in good faith authorizes the	A contract of a Philippine corporation with one or more of its directors is voidable, at the option of such corporation, unless all the following conditions are present: (i) that the presence of such director or trustee in the

Corporate Law Issue	Delaware Law	Philippine Law

transaction by the affirmative vote of a majority of the disinterested directors, (ii) the material facts are disclosed or are known to the stockholders entitled to vote on such transaction and the transaction is specifically approved in good faith by vote of the majority of shares entitled to vote on the matter or (iii) the transaction is fair as to the corporation as of the time it is authorized, approved or ratified by the board of directors, a committee or the stockholders.	board meeting in which the contract was approved was not necessary to constitute a quorum for such meeting; (ii) that the vote of such director or trustee was not necessary for the approval of the contract; and (iii) that the contract is fair and reasonable under the circumstances.

Where any of the first two conditions set forth in the preceding paragraph is absent, such contract may be ratified by the vote of the stockholders representing at least two-thirds of the outstanding capital stock, provided, however, that full disclosure of the adverse interest of the directors involved is made at such meeting and that the contract is fair and reasonable under the circumstances.

Cumulative Voting	Delaware law does not require that a Delaware corporation provide for cumulative voting. However, the certificate of incorporation of a Delaware corporation may provide that stockholders of any class or classes or of any series may vote cumulatively either at all elections or at elections under specified circumstances.	Philippine corporate law allows cumulative voting. Under Section 24 of the Corporation Code, a stockholder of a Philippine corporation may vote such number of shares for as many persons as there are directors to be elected or he may cumulate said shares and give one candidate as many votes as the number of directors to be elected multiplied by the number of his shares shall equal, or he may distribute them on the same principle among as many candidates as he shall see fit. However, the total number of votes cast by a stockholder shall not exceed the number of shares owned by him as shown in the books of the corporation multiplied by the whole number of directors to be elected.

Approval of Corporate Matters by Written Consent	Unless otherwise specified in a Delaware corporation’s certificate of incorporation, action required	As a general rule, actions required or permitted to be taken by stockholders of a Philippine

Corporate Law Issue	Delaware Law	Philippine Law

	or permitted to be taken by stockholders at an annual or special meeting may be taken by stockholders without a meeting, without notice and without a vote, if consents, in writing, setting forth the action, are signed by stockholders with not less than the minimum number of votes that would be necessary to authorize the action at a meeting. All consents must be dated. No consent is effective unless, within 60 days of the earliest dated consent delivered to the corporation, written consents signed by a sufficient number of holders to take action are delivered to the corporation.	corporation shall be done by taking the required number of votes at a duly constituted annual or special meeting of stockholders. The only exception thereto is that provided under Section 16 of the Corporation Code, which allows a Philippine corporation to amend its articles of incorporation by a majority vote of the board of directors and the vote or written assent of stockholders representing at least two-thirds of the outstanding capital stock. This exception does not apply, however, to an amendment of the articles of incorporation to increase or decrease the authorized capital stock or to extend or shorten the corporate term, which must be approved by a majority vote of the board of directors and ratified by the vote of stockholders representing at least two-thirds of the outstanding capital stock taken at a meeting held for that purpose.

Business Combinations	With certain exceptions, a merger, consolidation or sale of all or substantially all the assets of a Delaware corporation must be approved by the board of directors and a majority of the outstanding shares entitled to vote thereon.	Under Sections 40 and 77 of the Corporation Code, the majority vote of a Philippine corporation’s board of directors and the vote of stockholders representing at least two-thirds of the outstanding capital stock, taken at a meeting duly called for the purpose, are required for the approval of any merger, consolidation or any sale, lease, exchange, mortgage, pledge or disposal of all or substantially all of the corporation’s property and assets, including its goodwill.

Limitations on Directors’ Liability	A Delaware corporation may include in its certificate of incorporation provisions limiting the personal liability of its directors to the corporation or its stockholders for monetary damages for many types of breach	The Corporation Code does not contain any provisions permitting a Philippine corporation to limit the liability of directors for breach of fiduciary duty.

Corporate Law Issue	Delaware Law	Philippine Law

of fiduciary duty. However, these provisions may not limit liability for any breach of the duty of loyalty, acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, the authorization of unlawful dividends, shares repurchases or shares barring redemptions, or any transaction from which a director derived an improper personal benefit. Moreover, these provisions would not be likely to bar claims arising under U.S. federal securities laws.

Indemnification of Directors and Officers	A Delaware corporation may indemnify a director or officer of the corporation against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in defense of an action, suit or proceeding by reason of his or her position if (i) the director or officer acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and (ii) with respect to any criminal action or proceeding, the director or officer had no reasonable cause to believe his or her conduct was unlawful.	The Corporation Code does not contain any provisions in relation to indemnification of directors and officers against expenses, judgments, fines and amounts paid in settlement and incurred in defense of an action, suit or proceeding by reason of his position as director. However, the Corporation Code does not proscribe such provision, which may be included in the bylaws of a Philippine corporation.

Appraisal Rights	A stockholder of a Delaware corporation participating in certain major corporate transactions may, under certain circumstances, be entitled to appraisal rights pursuant to which the stockholder may receive cash in the amount of the fair value of the shares held by that stockholder (as determined by a court) in lieu of the consideration the stockholder would otherwise receive in the transaction.	Under Sections 42 and 81 of the Corporation Code, any stockholder of a Philippine corporation shall have the right to dissent and demand payment of the fair value of his shares in the following instances: (i) in case any amendment to the articles of incorporation has the effect of: (a) changing or restricting the rights of any stockholder or class of shares, or (b) authorizing preferences in any respect superior to those of

Corporate Law Issue	Delaware Law	Philippine Law

outstanding shares of any class, or (c) extending or shortening the term of corporate existence; (ii) in case of sale, lease, exchange, transfer, mortgage, pledge or other disposition of all or substantially all of the corporate property and assets; (iii) in case of merger or consolidation; and (iv) investment of corporate funds in any other corporation or business or for any purpose other than their primary purpose for which the corporation was organized. If the proposed corporate action is implemented or affected, the Philippine corporation shall pay to such stockholder, upon surrender of the stock certificate representing his shares, the fair value thereof as of the day prior to the date on which the vote was taken, excluding any appreciation or depreciation in anticipation of such corporate action.

However, no payment shall be made to any dissenting stockholder unless the corporation has unrestricted retained earnings in its books to cover such payment.

Stockholder Suits	Class actions and derivative actions generally are available to the stockholders of a Delaware corporation for, among other things, breach of fiduciary duty, corporate waste and actions not taken in accordance with applicable law. In such actions, the court has discretion to permit the winning party to recover attorneys’ fees incurred in connection with such action.	Under Philippine law, the stockholders’ right to institute a derivative suit is not based on any express provision of the Corporation Code, but is impliedly recognized when the law makes corporate directors liable for damages suffered by the Philippine corporation and its stockholders for violation of their fiduciary duties.

Based on relevant Philippine jurisprudence, the requisites of a derivative suit are: (i) the wrongs complained of were committed against the corporation; (ii) the

Corporate Law Issue	Delaware Law	Philippine Law

person bringing the suit is a stockholder at the time of the transaction complained of; (iii) the plaintiff tried to exhaust intra-corporate remedies; and (iv) the action is brought in good faith and for the interest of the corporation.

Inspection of Books and Records	All stockholders of a Delaware corporation have the right, upon written demand, to inspect or obtain copies of the corporation’s shares ledger and its other books and records for any purpose reasonably related to such person’s interest as a stockholder.	Under Section 74 of the Corporation Code, all corporate books and records of all business transactions of the corporation and the minutes of any meetings shall be open to inspection by any director or stockholder of a Philippine corporation at reasonable hours on business days and he may demand in writing, for a copy of excerpts from said records or minutes, at his expense.

Within 10 days from receipt of a written request of any stockholder, the corporation shall also furnish to him its most recent financial statements.

However, the right of inspection may be denied to stockholders seeking to examine records if they have improperly used any information obtained through any prior examination of the records of the same corporation, or did not act in good faith or for a legitimate purpose in making a demand for inspection.

Amendments to Charter	Amendments to the certificate of incorporation of a Delaware corporation require the affirmative vote of the holders of a majority of the outstanding shares entitled to vote thereon or such greater vote as is provided for in the certificate of incorporation; a provision in the certificate of incorporation requiring the vote of a greater number or proportion of the	Under Section 16 of the Corporation Code, any provision or matter stated in the articles of incorporation of a Philippine corporation may be amended by a majority vote of the board of directors and the vote or written assent of the stockholders representing at least two-thirds of the outstanding capital stock. However, amendments to the articles of incorporation of a

Corporate Law Issue	Delaware Law	Philippine Law

	directors or of the holders of any class of shares than is required by Delaware corporate law may not be amended, altered or repealed except by such greater vote.	Philippine corporation to increase or decrease the authorized capital stock of the corporation or to extend or shorten the corporate term shall require the majority vote of the board of directors and the vote of the stockholders representing at least two-thirds of the outstanding capital stock at a meeting called for the said purpose.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES
      Deutsche Bank Trust Company Americas, or the Depositary, has agreed to act as the depositary bank for the ADSs. The Depositary’s offices are located at 60 Wall Street, New York, New York 10005. The ADSs represent ownership interests in securities that are on deposit with the depositary bank. ADSs are normally represented by certificates that are commonly known as American Depositary Receipts, or ADRs. The depositary bank typically appoints a custodian to safekeep the securities on deposit. In this case, the custodian is Deutsche Bank AG, Manila, located at Floor 23, Tower One, Ayala Triangle, Ayala Avenue, Makati City, Philippines.
      We have appointed the Depositary as depositary bank pursuant to a deposit agreement. A copy of the deposit agreement is on file with the Commission under cover of a Registration Statement on Form F-6. You may obtain a copy of the deposit agreement from the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 and via the Commission’s website, www.sec.gov.
      We are providing you with a summary description of the material terms of the ADSs and of your material rights as an owner of ADSs. Please remember that summaries by their nature lack the precision of the information summarized and that a holder’s rights and obligations as an owner of the ADSs will be determined by reference to the terms of the deposit agreement and not by this summary. We urge you to review the deposit agreement in its entirety as well as the form of ADR attached to the deposit agreement.
      Each ADS represents the right to receive two common shares on deposit with the custodian. An ADS will also represent the right to receive any other property received by the Depositary or the custodian on behalf of the owner of the ADS but that has not been distributed to the owners of ADSs because of legal restrictions or practical considerations.
      If you become an owner of ADSs, you will become a party to the deposit agreement and therefore will be bound by its terms and by the terms of the ADR that represents your ADSs. The deposit agreement and the ADR specify our rights and obligations as well as your rights and obligations as owner of ADSs and those of the Depositary. As an ADS holder you appoint the depositary bank to act on your behalf in certain circumstances. The deposit agreement is governed by New York law. However, our obligations to the holders of common shares will continue to be governed by the laws of the Republic of the Philippines, which may be different from the laws in the United States.
      As an owner of ADSs, you may hold your ADSs either by means of an ADR registered in your name or through a brokerage or safekeeping account. If you decide to hold your ADSs through your brokerage or safekeeping account, you must rely on the procedures of your broker or bank to assert your rights as ADS owner. Please consult with your broker or bank to determine what those procedures are. This summary description assumes you have opted to own the ADSs directly by means of an ADR registered in your name and, as such, we will refer to you as the “holder.” When we refer to “you,” we assume the reader owns ADSs and will own ADSs at the relevant time.
Dividends and Distributions
      As a holder, you generally have the right to receive the distributions we make on the securities deposited with the custodian. Your receipt of these distributions may be limited, however, by practical considerations and legal limitations. Holders will receive such distributions under the terms of the deposit agreement in proportion to the number of ADSs held as of a specified record date.
Distributions of Cash
      Whenever we make a cash distribution for the securities on deposit with the custodian, we will deposit the funds with the custodian. Upon receipt of confirmation of the deposit of the requisite funds, the Depositary bank will arrange for distribution to the holders, subject to the applicable laws and regulations, if any, of the Republic of the Philippines.

Distributions of Common Shares
      Whenever we make a free distribution of common shares for the securities on deposit with the custodian, we will deposit the applicable number of common shares with the custodian. Upon receipt of confirmation of such deposit, the Depositary will either distribute to holders new ADSs representing the common shares deposited or modify the ADS-to-common shares ratio, in which case each ADS you hold will represent rights and interests in the additional common shares so deposited. Only whole new ADSs will be distributed. Fractional entitlements will be sold and the proceeds of such sale will be distributed as in the case of a cash distribution.
      The distribution of new ADSs or the modification of the ADS-to-common shares ratio upon a distribution of common shares will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes or governmental charges, the Depositary may sell all or a portion of the new common shares so distributed.
      No such distribution of new ADSs will be made if it would violate a law, the U.S. securities laws, for example, or if it is not operationally practicable. If the Depositary does not distribute new ADSs as described above, it may sell the common shares received and will distribute the proceeds of the sale as in the case of a distribution of cash.
Distributions of Rights
      Whenever we intend to distribute rights to purchase additional common shares, we will give prior notice to the Depositary and we will assist the Depositary in determining whether it is lawful and reasonably practicable to distribute rights to purchase additional ADSs to holders.
      The Depositary will establish procedures to distribute rights to purchase additional ADSs to holders and to enable such holders to exercise such rights if it is lawful and reasonably practicable to make the rights available to holders of ADSs, and if we provide all of the documentation contemplated in the deposit agreement (such as opinions to address the lawfulness of the transaction). You may have to pay fees, expenses, taxes and other governmental charges to subscribe for the new ADSs upon the exercise of your rights. The Depositary is not obligated to establish procedures to facilitate the distribution and exercise by holders of rights to purchase new common shares other than in the form of new ADSs.
      The Depositary will not distribute the rights to you if:

•	we do not timely request that the rights be distributed to you or we request that the rights not be distributed to you;

•	we fail to deliver satisfactory documents to the Depositary; or

•	it is not reasonably practicable to distribute the rights.
      The Depositary will sell the rights that are not exercised or not distributed if such sale is lawful and reasonably practicable. The proceeds of such sale will be distributed to holders as in the case of a cash distribution.
      If the Depositary is unable to sell the rights, it will allow the rights to lapse.
Other Distributions
      Whenever we intend to distribute property other than cash, common shares or rights to purchase additional common shares, we will notify the Depositary in advance and will indicate whether we wish such distribution to be made to you. If so, we will assist the Depositary in determining whether such distribution to holders is lawful and reasonably practicable.
      If it is reasonably practicable to distribute such property to you and if we provide all of the documentation contemplated in the deposit agreement, the Depositary will distribute the property to the holders in a manner it deems practicable.

      The distribution will be made net of fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes and governmental charges, the Depositary may sell all or a portion of the property received.
      The Depositary will not distribute the property to you and will sell the property if:

•	we do not timely request that the property be distributed to you or if we ask that the property not be distributed to you;

•	we do not deliver satisfactory documents to the Depositary; or

•	the Depositary determines that all or a portion of the distribution to you is not reasonably practicable.
      The proceeds of such a sale will be distributed to holders as in the case of a cash distribution.
Redemption
      Whenever we decide to redeem any of the shares on deposit with the custodian, we will notify the Depositary. If it is reasonably practicable and if we provide all of the documentation contemplated in the deposit agreement, the Depositary will mail notice of the redemption to the holders.
      The custodian will be instructed to surrender the shares being redeemed against payment of the applicable redemption price. The Depositary will convert the redemption funds received into U.S. dollars upon the terms of the deposit agreement and will establish procedures to enable holders to receive the net proceeds from the redemption upon surrender of their ADSs to the Depositary. You may have to pay fees, expenses, taxes and other governmental charges upon the redemption of your ADSs. If less than all ADSs are being redeemed, the ADSs to be redeemed will be selected by lot or on a pro rata basis, as the Depositary may determine.
Changes Affecting Common Shares
      The common shares held on deposit for your ADSs may change from time to time. For example, there may be a change in nominal or par value, a split-up, cancellation, consolidation or reclassification of such common shares or a recapitalization, reorganization, merger, consolidation or sale of assets.
      If any such change were to occur, your ADSs would, to the extent permitted by law, represent the right to receive the property received or exchanged in respect of the common shares held on deposit. The Depositary may in such circumstances deliver new ADSs to you or call for the exchange of your existing ADSs for new ADSs. If the Depositary may not lawfully distribute such property to you, the Depositary may sell such property and distribute the net proceeds to you as in the case of a cash distribution.
Issuance of ADSs upon Deposit of Common Shares
      Beginning on the 181st day after the date of this prospectus and if permitted under applicable law, the Depositary may create ADSs on your behalf if you or your broker deposit common shares with the custodian. The Depositary will deliver these ADSs to the person you indicate only after you obtain all necessary government approvals and pay any applicable issuance fees and any charges and taxes payable for the transfer of the common shares to the custodian.
      The issuance of ADSs may be delayed until the Depositary or the custodian receives confirmation that all required approvals have been given and that the common shares have been duly transferred to the custodian. The Depositary will only issue ADSs in whole numbers.
      If you are permitted to make a deposit of common shares, you will be responsible for transferring good and valid title to the Depositary. As such, you will be deemed to represent and warrant that:

•	the common shares are duly authorized, validly issued, fully paid, non-assessable and legally obtained;

•	all preemptive and similar rights, if any, with respect to such common shares have been validly waived or exercised;

•	you are duly authorized to deposit the common shares;

•	the common shares presented for deposit are free and clear of any lien, encumbrance, security interest, charge, mortgage or adverse claim, and are not, and the ADSs issuable upon such deposit will not be, “restricted securities” (as defined in the deposit agreement); and

•	the common shares presented for deposit have not been stripped of any rights or entitlements.
      If any of the representations or warranties are incorrect in any way, we and the Depositary may, at your cost and expense, take any and all actions necessary to correct the consequences of the misrepresentations.
Withdrawal of Common Shares Upon Cancellation of ADSs
      As a holder, you will be entitled to present your ADSs to the Depositary for cancellation and then receive the corresponding number of underlying common shares at the custodian’s offices. Your ability to withdraw the common shares may be limited by United States and Philippines law considerations applicable at the time of withdrawal. In order to withdraw the common shares represented by your ADSs, you will be required to pay to the Depositary the fees for cancellation of ADSs and any charges and taxes payable upon the transfer of the common shares being withdrawn. You assume the risk for delivery of all funds and securities upon withdrawal. Once canceled, the ADSs will not have any rights under the deposit agreement.
      If you hold an ADR registered in your name, the Depositary may ask you to provide proof of identity and genuineness of any signature and certain other documents as the Depositary may deem appropriate before it will cancel your ADSs.
      The withdrawal of the common shares represented by your ADSs may be delayed until the Depositary receives satisfactory evidence of compliance with all applicable laws and regulations. Please keep in mind that the Depositary will only accept ADSs for cancellation that represent a whole number of securities on deposit.
      You will have the right to withdraw the securities represented by your ADSs at any time except:

•	during temporary delays that may arise because (i) the transfer books for the common shares or ADSs are closed, or (ii) common shares are immobilized on account of a stockholders’ meeting or a payment of dividends;

•	when obligations to pay fees, taxes and similar charges are due; and

•	when restrictions are imposed because of laws or regulations applicable to ADSs or the withdrawal of the securities on deposit.
      The deposit agreement may not be modified to impair your right to withdraw the securities represented by your ADSs except to comply with mandatory provisions of law.
Voting Rights
      As a holder, you generally have the right under the deposit agreement to instruct the Depositary to exercise the voting rights for the common shares represented by your ADSs. The voting rights of holders of common shares are described in “Description of Share Capital.”
      At our request, the Depositary will send to you by mail or electronic transmission any notice of stockholders’ meeting received from us together with information explaining how to instruct the Depositary to exercise the voting rights of the securities represented by ADSs.
      If the Depositary timely receives voting instructions from a holder of ADSs, it will endeavor to vote or cause the custodian to vote the shares represented by the holder’s ADSs in accordance with such voting instructions.
      Please note that the ability of the Depositary to carry out voting instructions may be limited by practical and legal limitations and by the terms of the securities on deposit. We cannot assure you that you will receive voting materials in time to enable you to return voting instructions to the Depositary in a timely manner.

      Securities for which no voting instructions have been received will not be voted. In addition, the Depositary is not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions.
Fees and Charges
      As an ADS holder, you will be required to pay the following service fees to the Depositary:

Service	Fees

Issuance of ADSs	Up to $0.05 per ADS issued
Cancellation of ADSs	Up to $0.05 per ADS canceled
Distribution of ADSs	Up to $0.05 per ADS issued
Distribution of cash dividends or other cash distribution	Up to $0.02 per ADS held
Annual servicing fee	Up to $0.02 per ADS held
      As an ADS holder you will also be responsible to pay certain fees and expenses incurred by the Depositary and certain taxes and governmental charges such as:

•	fees for the transfer and registration of common shares (i.e., upon deposit and withdrawal of common shares);

•	expenses incurred for converting foreign currency into U.S. dollars;

•	expenses for cable, telex and fax transmissions and for delivery of securities; and

•	taxes and duties upon the transfer of securities (i.e., when common shares are deposited or withdrawn from deposit).
      We have agreed to pay certain other charges and expenses of the Depositary. Note that the fees and charges you may be required to pay may vary over time and may be changed by us and by the Depositary. You will receive prior notice of such changes. The Depositary will provide you with a copy of its latest fee schedule without charge upon request.
      Deutsche Bank Trust Company Americas, as Depositary, has agreed with us to reimburse us for a portion of certain expenses incurred in connection with our initial public offering and the establishment and maintenance of the ADR program and to provide us with assistance in relation to our investor relations program, the training of staff and certain other matters. Further, the Depositary has agreed to share with us certain fees payable to the Depositary by holders of ADSs.
      Neither the Depositary nor we can determine the exact amount to be made available to us because (i) the number of ADSs that will be issued and outstanding, (ii) the level of service fees to be charged to holders of ADSs and (iii) our reimbursable expenses related to the program are not known at this time.
      Depositary fees payable upon the issuance and cancellation of ADSs are generally paid to the Depositary by the brokers receiving the newly issued ADSs from the Depositary and by the brokers delivering the ADSs to the Depositary for cancellation. Depositary fees payable in connection with distributions of cash or securities to ADS holders and the depositary service fee are charged by the depositary bank to the holders of record of ADSs as of the applicable ADS record date.
      In the case of cash distributions, service fees are generally deducted from the cash being distributed. In the case of distributions other than cash (i.e., stock dividends, rights, etc), the Depositary charges the applicable ADS record date holder concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or in DRS), the Depositary sends invoices to the applicable record date ADS holders. In the case of ADSs held in brokerage and custodian accounts (via DTC), the Depositary generally collects the fees through the settlement systems provided by DTC (whose nominee is the registered holder of the ADSs held in DTC) from the brokers and custodians holding ADSs in their DTC accounts. The brokers and custodians who hold their clients’ ADSs in DTC accounts in turn charge their clients’ accounts the amount of the service fees paid to the Depositary.
Amendments and Termination
      We may agree with the Depositary to modify the deposit agreement at any time without your consent. We undertake to give holders not less than 30 days’ prior notice of any modifications that would materially prejudice any of their substantial rights under the deposit agreement. For example, any amendments or supplements which are reasonably necessary for the ADSs to be registered under the Securities Act or to be eligible for book-entry settlement, in each case without imposing or increasing any fees or charges you may be required to pay, will not be considered to materially prejudice any of your substantial rights.
      You will be bound by the modifications to the deposit agreement if you continue to hold your ADSs after the modifications to the deposit agreement become effective. The deposit agreement cannot be amended to prevent you from withdrawing the common shares represented by your ADSs except in order to comply with applicable law.
      We have the right to direct the Depositary to terminate the deposit agreement, in which case the Depositary will give notice to you at least 90 days prior to termination. The Depositary may also terminate the agreement if it has told us that it would like to resign or we have removed the Depositary and we have not appointed a new Depositary within 90 days; in such instances, the Depositary will give notice to you at least 30 days prior to termination.
      Upon termination, the following will occur under the deposit agreement:

•	For a period of six months after termination, you will be able to request the cancellation of your ADSs and the withdrawal of the common shares represented by your ADSs and the delivery of all other property held by the Depositary in respect of those common shares on the same terms as prior to the termination. During such six months’ period the Depositary will continue to collect all distributions received on the common shares on deposit (i.e., dividends) but will not distribute any such property to you until you request the cancellation of your ADSs.

•	After the expiration of such six months’ period, the Depositary may sell the securities held on deposit. The Depositary will hold the proceeds from such sale and any other funds then held for the holders of ADSs in a non-interest bearing account. At that point, the Depositary will have no further obligations to holders other than to account for the funds then held for the holders of ADSs still outstanding.
Books of Depositary
      The Depositary will maintain ADS holder records at its depositary office. You may inspect such records at such office during regular business hours but solely for the purpose of communicating with other holders in the interest of business matters relating to the ADSs and the deposit agreement.
      The Depositary will maintain in New York, New York facilities to record and process the issuance, cancellation, combination, split-up and transfer of ADRs.
      These facilities may be closed from time to time, to the extent not prohibited by law.
Limitations on Obligations and Liabilities
      The deposit agreement limits our obligations and the Depositary’s obligations to you. Please note the following:

•	We and the Depositary are obligated only to take the actions specifically stated in the deposit agreement. The Depositary shall have no liability to us or the holders of the ADSs in the absence of gross negligence or willful misconduct.

•	The Depositary disclaims any liability for any failure to carry out voting instructions, for any manner in which a vote is cast or for the effect of any vote, provided it acts in good faith and in accordance with the terms of the deposit agreement.

•	The Depositary disclaims any liability for any failure to determine the lawfulness or practicality of any action, for the content of any document forwarded to you on our behalf or for the accuracy of any translation of such a document, for the investment risks associated with investing in common shares, for the validity or worth of the common shares, for any tax consequences that result from the ownership of ADSs, for the credit worthiness of any third party, for allowing any rights to lapse under the terms of the deposit agreement, for the timeliness of any of our notices or for our failure to give notice.

•	We and the Depositary will not be obligated to perform any act that is inconsistent with the terms of the deposit agreement.

•	We and the Depositary disclaim any liability if we are prevented or forbidden from acting on account of any law or regulation, any provision of our articles of incorporation or bylaws, any provision of any securities on deposit or by reason of any act of God or war or other circumstances beyond our control.

•	We and the Depositary disclaim any liability by reason of any exercise of, or failure to exercise, any discretion provided for the deposit agreement or in our articles of incorporation and bylaws or in any provisions of securities on deposit.

•	We and the Depositary further disclaim any liability for any action or inaction in reliance on the advice or information received from legal counsel, accountants, any person presenting common shares for deposit, any holder of ADSs or authorized representative thereof, or any other person believed by either of us in good faith to be competent to give such advice or information.

•	We and the Depositary also disclaim liability for the inability by a holder to benefit from any distribution, offering, right or other benefit which is made available to holders of common shares but is not, under the terms of the deposit agreement, made available to you.

•	We and the Depositary may rely without any liability upon any written notice, request or other document believed to be genuine and to have been signed or presented by the proper parties.

•	We and the Depositary also disclaim liability for any consequential or punitive damages for any breach of the terms of the deposit agreement.
Pre-Release Transactions
      The Depositary may, in certain circumstances, issue ADSs before receiving a deposit of common shares or release common shares before receiving ADSs. These transactions are commonly referred to as “pre-release transactions.” The Depositary may limit the aggregate size of pre-release transactions and impose a number of conditions on such transactions, i.e., the need to receive collateral, the type of collateral required, the representations required from brokers, etc. The Depositary may retain the compensation received from the pre-release transactions.
Taxes
      You will be responsible for the taxes and other governmental charges payable on the ADSs and the securities represented by the ADSs. We, the Depositary and the custodian may deduct from any distribution the taxes and governmental charges payable by holders and may sell any and all property on deposit to pay the taxes and governmental charges payable by holders. You will be liable for any deficiency if the sale proceeds do not cover the taxes that are due.
      The Depositary may refuse to issue ADSs, to deliver transfer, split and combine ADRs or to release securities on deposit until all taxes and charges are paid by the applicable holder. The Depositary and the custodian may take reasonable administrative actions to obtain tax refunds and reduced tax withholding for any distributions on your behalf. However, you may be required to provide to the Depositary and to the custodian proof of taxpayer status and residence and such other information as the Depositary and the custodian may require to fulfill legal obligations. You are required to indemnify us, the Depositary and the custodian for any claims with respect to taxes based on any tax benefit obtained for you.
Foreign Currency Conversion
      The Depositary will arrange for the conversion of all foreign currency received into U.S. dollars if such conversion is practicable, and it will distribute the U.S. dollars in accordance with the terms of the deposit agreement. You may have to pay fees and expenses incurred in converting foreign currency, such as fees and expenses incurred in complying with currency exchange controls and other governmental requirements.
      If the conversion of foreign currency is not practicable or lawful, or if any required approvals are denied or not obtainable at a reasonable cost or within a reasonable period, the Depositary may take the following actions in its discretion:

•	distribute the foreign currency to holders for whom the distribution is lawful and practicable; or

•	hold the foreign currency without liability for interest for the applicable holders.

SHARES ELIGIBLE FOR FUTURE SALE
      Prior to this offering, there has been no public market for our common shares or the ADSs. Although we intend to list our common shares on the Philippine Stock Exchange approximately six months after the completion of this offering, there is no market for our common shares, and we do not presently expect that an active trading market in our common shares will develop in the foreseeable future. We cannot predict the effect, if any, that market sales of such shares or the availability of such shares for sale will have on the market price prevailing from time to time.
Sale of Restricted Shares
      Upon the completion of this offering, we will have 55,366,066 common shares outstanding, including 11,000,000 common shares represented by ADSs assuming the underwriters do not exercise their option to purchase additional ADSs, or 12,650,000 common shares represented by ADSs if the underwriters exercise their option in full. The 5,500,000 ADSs sold in this offering, or 6,325,000 ADSs if the underwriters exercise their option in full, will be freely tradable in the United States under the Securities Act, except that any ADSs purchased by our affiliates, as that term is defined in Rule 144 under the Securities Act, may generally only be sold in compliance with the limitations of Rule 144 described below. As defined in Rule 144, an affiliate of an issuer is a person that, directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with the issuer. The remaining 44,366,066 common shares may be sold in the United States only if registered or if they qualify for an exemption from or are not subject to registration under the Securities Act, including Rule 144, Rule 144(k) or Rule 701 or Regulation S. Beginning on the 181st day after the date of this prospectus, the common shares outstanding after the offering may be deposited with the Depositary and, subject to the terms of the deposit agreement, ADSs representing these common shares will be issued.
      Upon the expiration of the 180-day “lock-up” period pursuant to the terms of the depositary agreement and the lock-up agreements described below, holders of 44,366,066 common shares will be entitled to dispose of their shares if registered or if they qualify for an exemption from registration under the Securities Act. An additional 6,298,650 common shares will be issuable upon exercise of options that were outstanding, vested and exercisable as of December 31, 2006.
Lock-up Agreements
      We, each of our directors and officers and the holders of substantially all of our outstanding common shares have agreed that, subject to certain exceptions, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, we and each such person will not, during the period ending 180 days after the date of this prospectus:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any American Depositary Shares or common shares or any securities convertible into or exercisable or exchangeable for American Depositary Shares or common shares;

•	file any registration statement with the SEC relating to the offering of any American Depositary Shares or common shares or any securities convertible into or exercisable or exchangeable for American Depositary Shares or common shares; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any American Depositary Shares or common shares.
whether any such transaction described above is to be settled by delivery of American Depositary Shares, common shares or such other securities, in cash or otherwise.
      In addition, we and each of these persons have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, we and each such person will not, during the period ending 180 days after the date of this prospectus, make any demand for, or exercise any right with respect to, the registration of any American Depositary Shares or common shares or any securities convertible into or exercisable or exchangeable for American Depositary Shares or common shares.

      These agreements provide exceptions under which certain of our stockholders, including holders of more than five percent of our outstanding common shares and stockholders that are affiliated with members of our board of directors, are permitted to sell their pro rata share of up to an aggregate of $25,000,000 in value of our common shares to certain of our other stockholders, including holders of more than five percent of our outstanding common shares and stockholders that are affiliated with members of our board of directors, in private transactions pursuant to written agreements that comply with all applicable laws. We are not aware of any such agreements as of the date of this prospectus. If any such transaction occurs, Morgan Stanley & Co. Incorporated will act as placement agent, for which it will receive placement fees equal to five percent of the aggregate purchase price of the shares sold in the transaction.
      The restrictions described in the immediately preceding paragraphs do not apply to the sale of American Depositary Shares or common shares to the underwriters.
Rule 144
      In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person deemed to be our affiliate, or a person holding restricted shares who beneficially owns shares that were not acquired from us or any of our affiliates within the previous one year, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the then outstanding common shares, including common shares represented by ADSs, or approximately 553,660 shares, immediately after this offering, assuming no exercise of the underwriters’ option to purchase additional ADSs from us; and

•	the average weekly trading volume during the four calendar weeks preceding the date on which notice of the sale is filed with the Securities and Exchange Commission.
      Sales under Rule 144 are subject to requirements relating to manner of sale, notice and availability of current public information about us.
Rule 144(k)
      A person, or persons whose shares are aggregated, who is not deemed to have been our affiliate at any time during the three months immediately preceding the sale, and who beneficially owned the shares or ADSs proposed to be sold for at least two years, including the holding period of any prior owner who is not an affiliate, may sell restricted securities after this offering under Rule 144(k) without complying with the volume limitations, manner of sale provisions, public information or notice requirements of Rule 144. Approximately 9,134,800 common shares will qualify as “Rule 144(k) shares” within 180 days after the date of this prospectus.
Rule 701
      Subject to various limitations on the aggregate offering price of a transaction and other conditions, Rule 701 may be relied upon with respect to the resale of securities originally purchased from us by our employees, directors, officers, consultants or advisers prior to the closing of this offering, pursuant to written compensatory benefit plans or written contracts relating to the compensation of such persons. In addition, the Securities and Exchange Commission has indicated that Rule 701 will apply to stock options granted by us before this offering, along with the shares acquired upon exercise of those options. Securities issued in reliance on Rule 701 are deemed to be restricted securities and, beginning 90 days after the date of this prospectus, unless subject to the contractual restrictions described above, may be sold by persons other than affiliates subject only to the manner of sale provisions of Rule 144 and by affiliates under Rule 144 without compliance with the minimum holding period requirements.
Stock Options
      We intend to file a registration statement under the Securities Act covering approximately 10,870,062 common shares reserved for issuance under our stock plans. This registration statement is expected to be filed soon after the date of this prospectus and will automatically become effective upon filing. Accordingly, shares registered under this registration statement will be available for sale in the open market, unless those shares are subject to vesting restrictions with us or the contractual restrictions described above.

TAXATION
Philippine Taxation
      The following is a summary of the material Philippine tax consequences resulting from the purchase, ownership and disposition of ADSs outside the Philippines and of direct investments in our common shares. The summary is based upon our existing circumstances, the National Internal Revenue Code, as amended, or the NIRC, as well as existing regulations, revenue memorandum circulars and revenue audit memorandum orders and published rulings issued by the Philippine Bureau of Internal Revenue, or the BIR, all in effect as of the date of this prospectus but all of which are subject to change or differing interpretations that could be made to apply retroactively. This summary, however, does not consider all possible Philippine tax consequences of the purchase, ownership and disposition of common shares or ADSs and is not intended to reflect the individual tax position of any beneficial owner. Each prospective investor should consult its own tax adviser on the tax consequences of an investment in the ADSs.
      As used in this section, the term resident alien refers to an individual whose residence is within the Philippines and who is not a citizen thereof; a non-resident alien is an individual whose residence is not within the Philippines and who is not a citizen of the Philippines; a non-resident alien who is actually within the Philippines for an aggregate period of more than 180 days during any calendar year is considered a non-resident alien engaged in trade or business in the Philippines; otherwise, such non-resident alien who is actually within the Philippines for an aggregate period of 180 days or less during any calendar year is considered a non-resident alien not engaged in trade or business in the Philippines. A domestic corporation is a corporation created or organized under the laws of the Philippines; a resident foreign corporation is a foreign corporation engaged in trade or business within the Philippines; and a non-resident foreign corporation is a non-Philippine corporation not engaged in trade or business within the Philippines. The term shares of stock shall include shares of stock of a corporation, warrants and options to purchase shares of stock.

Issuance and Exchange of ADSs
      A position may be taken that ADS are taxed in the Philippines like shares of stock because the NIRC defines shares of stock to include warrants or options to purchase shares of stock. Since the underlying shares of the ADS are shares in a Philippine corporation the ADSs should be taxed like shares in a Philippine corporation and distributions on the ADSs taxed as dividends from a Philippine corporation, except only that no documentary stamp tax should be imposed on their original issue.

Taxation of Dividends
      Cash and property dividends received from a domestic corporation by individual stockholders who are either citizens or residents of the Philippines are subject to a final withholding tax at the rate of 10%. Cash and property dividends received by non-resident alien individuals engaged in trade or business in the Philippines from a domestic corporation are subject to a 20% tax on the gross amount thereof, while cash and property dividends received by non-resident alien individuals not engaged in trade or business in the Philippines from a domestic corporation are subject to tax at 25% of the gross amount.
      On the other hand, when the recipient of the cash or property dividends distributed by a Philippine corporation is another domestic corporation or a resident foreign corporation, the said dividends are not subject to tax. Those received by non-resident foreign corporations, however, are subject to tax at the rate of 35%, which rate shall be decreased to 30% effective January 1, 2009. The applicable rate of tax for cash and property dividends received by a non-resident foreign corporation from a domestic corporation may be reduced to 15% if (i) the country in which the non-resident foreign corporation is domiciled imposes no tax on foreign sourced dividends or (ii) if the country of domicile of the non-resident foreign corporation allows a credit for taxes deemed to have been paid in the Philippines equivalent to 20% (or 15% beginning January 1, 2009).
      The applicable rate of tax on dividends paid to a non-resident foreign individual or corporation may also be reduced under applicable tax treaties executed between the Philippines and the country of residence or domicile of such foreign individuals or corporations.

      Philippine tax authorities have prescribed certain procedures for availment of tax treaty relief. Subject to the approval by the BIR of a recipient’s application for tax treaty relief, we shall withhold taxes at a reduced rate on dividends to be paid to a non-resident holder, if such non-resident holder provides us with, among others, proof of residence (such as a Certification from the applicable embassy, consulate, or other equivalent certification issued by the proper government authority or any other official document proving residence) and, if applicable, individual or corporate status (such as a copy of Articles of Incorporation and By-Laws duly certified by the Securities and Exchange Commission or its equivalent or by the Philippine Consulate/ Embassy of the country concerned). If the regular tax rate instead of the reduced rates applicable under a treaty is withheld by us, either we or the non-resident holder of the shares may file a claim for refund from the BIR. The refund process in the Philippines requires the filing of an administrative claim with the tax authorities and the submission of supporting information, and may also involve the filing of a judicial claim.
      Stock dividends are not subject to Philippine income tax. However, if a corporation cancels or redeems stock issued as a dividend at such time and in such manner as to make the distribution and cancellation or redemption, in whole or in part, essentially equivalent to the distribution of a taxable dividend, the amount so distributed in redemption or cancellation of the stock shall be considered as taxable income to the extent that it represents a distribution of earnings or profits.

Transfers of Shares
      Taxation of Capital Gains. The NIRC provides that net capital gains from the sale or other disposition of shares in a Philippine corporation will be treated as derived entirely from sources within the Philippines, regardless of where the shares are sold. The rate of tax on such gain, when the shares are not listed in and are not sold or transferred through the facilities of the Philippine Stock Exchange, is 5% for gains not exceeding P100,000 and 10% for gains in excess of that amount. The rate of tax is the same for both individuals and corporations regardless of nationality and domicile. The NIRC also allows a taxpayer to net the capital gains and losses during a taxable year in determining the total capital gains tax due on said transactions.
      Gains from the sale or other disposition of shares in a Philippine corporation may be exempt from capital gains tax or subject to a preferential tax rate, under a tax treaty that the Philippines may have with the country of residence of the seller of the shares. For example, residents of the United States, Canada, United Kingdom and France for purposes of taxation in those jurisdiction may not be subject to Philippines capital gains tax pursuant to the tax treaties that the Philippines has entered into with those countries. The rules relating to the taxability of transfers of ADSs by non-resident alien individuals and non-resident foreign corporations and the extra-territorial applicability of Philippine tax laws are complex. Prospective purchasers should consult their own tax advisor to determine whether and to what extent they would be entitled to tax treaty benefits, if any. An application for tax treaty relief must be filed with (and approved) by the BIR in order to avail of any tax treaty provision.
      The transfer of shares shall not be recorded in the books of the corporation unless the BIR certifies that the capital gains and documentary stamp taxes relating to the transfer have been paid or other conditions have been met.
      Taxes on transfer of shares listed and traded on the Philippine Stock Exchange (stock transaction tax). A sale, barter, exchange or other disposition of shares of stock listed and effected through the facilities of the Philippine Stock Exchange by a resident or a non-resident holder, other than a dealer in securities, is subject to a stock transaction tax at the rate of 0.5% of the gross selling price or gross value in money of the shares of stock sold, bartered, exchanged or otherwise disposed, unless an applicable treaty exempts such sale from said tax. This tax is required to be collected by and paid to the Philippine Government by the selling stockbroker on behalf of his client. The stock transaction tax is classified as a percentage tax and is paid in lieu of the capital gains tax.
      Estate and Donor’s Taxes. The transfer of shares of stock in a Philippine corporation upon the death of an individual holder to his heirs by way of succession, whether such holder was a citizen of the Philippines or an alien, regardless of residence, is subject to Philippine taxes at graduated rates ranging from 5.0% to 20%, if the net estate is over P200,000. Individual and corporate holders, whether or not residents of the Philippines, who transfer shares of stock in a Philippine corporation by way of gift or donation are liable to pay Philippine donor’s tax on such transfer of shares with rates ranging from 2% to 15% of the net gifts during the year exceeding P100,000. The rate of tax with respect to net gifts made to a stranger (i.e., one who is not a brother, sister, spouse, ancestor, lineal descendant or relative by consanguinity within the fourth degree of relationship) is a flat rate of 30%.
      Estate and donor’s taxes, however, shall not be collected in respect of intangible personal property, such as shares of stock: (a) if the decedent at the time of his death or the donor at the time of the donation was a citizen and resident of a foreign country which at the time of his death or donation did not impose a transfer tax of any character, in respect of intangible personal property of citizens of the Philippines not residing in that foreign country, or (b) if the laws of the foreign country of which the decedent or donor was a citizen and resident at the time of his death or donation allows a similar exemption from transfer or death taxes of every character or description in respect of intangible personal property owned by citizens of the Philippines not residing in that foreign country.
      Under existing regulations of the BIR, the transfer of ownership of the shares of a deceased stockholder or shares that have been donated may not be recorded in the books of a Philippine corporation without a certification from the BIR that the corresponding estate or donor’s taxes have been paid.
      Documentary Stamp Taxes. A documentary stamp tax is imposed under the NIRC on every original issue of shares by a Philippine corporation at the rate of P1.00 on each P200.00, or fraction thereof, of the par value of the shares.
      Documentary stamp taxes are likewise imposed on and sale, transfer or other disposition of shares of Philippine corporations at the rate of P0.75 on each P200.00, or fraction thereof, of the par value of the shares wherever such transfers or dispositions are made. However, for a period of five years from March 20, 2004, the sale, barter or exchange of shares of stock listed and traded through the Philippine Stock Exchange shall be exempt from documentary stamp tax.
U.S. Federal Income Taxation
      The following discussion describes, as of the date hereof, the material U.S. federal income tax consequences of an investment in the ADSs to U.S. Holders (defined below) who will hold the ADSs as capital assets within the meaning of the Internal Revenue Code of 1986, as amended (the “Code”). This summary, insofar as it relates to U.S. federal income tax law and legal conclusions with respect thereto, is the opinion of our counsel, Pillsbury Winthrop Shaw Pittman LLP, and is based upon provisions of the Code, U.S. Treasury Regulations under the Code, administrative rulings, judicial interpretations of the Code and the U.S.-Philippines Income Tax Treaty (the “Treaty”), each as of the date hereof. These authorities may be changed, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those summarized below. We cannot assure you that the Internal Revenue Service (the “IRS”) will not challenge one or more of the tax consequences described herein, and we have not obtained, nor do we intend to obtain, a ruling from the IRS or an opinion of counsel with respect to the United States federal tax consequences of acquiring, holding or disposing of ADSs.
      This summary does not represent a detailed description of the U.S. federal income tax consequences to you in light of your particular circumstances. In addition, it does not discuss the U.S. federal income tax consequences applicable to you if you are subject to special treatment under U.S. federal income tax laws, such as if you are:

•	a bank or other financial institution,

•	an insurance company,

•	a dealer in securities or foreign currencies,

•	a trader that elects to mark its securities to market,

•	a tax-exempt entity,

•	a person subject to the alternative minimum tax,

•	a real estate investment trust,

•	a regulated investment company,

•	a United States expatriate,

•	a person whose tax status residency or ordinary residency is in the Philippines,

•	a person holding ADSs as part of a hedge, straddle, conversion, constructive sale or other integrated transaction,

•	an individual retirement or other tax-deferred account,

•	a person that has a functional currency other than the U.S. dollar,

•	a person that owns, directly or by attribution, 10 percent or more of the voting power or value of our common shares,

•	a person holding ADSs through a controlled foreign corporation or passive foreign investment company or

•	a person holding ADSs through a partnership or other entity treated as a partnership for U.S. federal income tax purposes.
Prospective purchasers are urged to consult their tax advisors regarding the application of the U.S. federal tax laws to their particular circumstances as well as the state, local and non-U.S. tax consequences to them of the purchase, ownership and disposition of ADSs.
      The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply if you are a beneficial owner of ADSs and you are, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States,

•	a corporation (or other entity taxable as a corporation) organized under the laws of the United States, any State thereof or the District of Columbia,

•	an estate whose income is subject to U.S. federal income taxation regardless of its source, or

•	a trust if (1) its administration is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all of its substantial decisions or (2) it has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.
      If you are a partner in a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) that holds ADSs, your tax treatment will depend on your status and the activities of the partnership.
      The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement will be complied with in accordance with their terms. A U.S. Holder of ADSs should be treated as the holder of the underlying common shares represented by those ADSs for U.S. federal income tax purposes.

Dividends
      Subject to the passive foreign investment company rules discussed below, the gross amount of distributions made by us with respect to the ADSs (including the amount of any taxes withheld therefrom) will be includable in your gross income in the year received (or deemed received) as dividend income to the extent that such distributions are paid out of our current or accumulated earnings and profits as determined under U.S. federal income tax principles. To the extent, if any, that the amount of any such distribution exceeds our current or accumulated earnings and profits, it will be treated first as a tax-free return of your tax basis in the ADSs and thereafter as capital gain. No dividends received deduction will be allowed for

U.S. federal income tax purposes with respect to dividends paid by us. With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends may qualify as “qualified dividend income,” which is currently taxed at the lower applicable capital gains rate, provided that (1) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend is paid or the preceding taxable year, (2) certain holding period requirements are met and (3) either (i) the Treaty remains in effect and continues to cause us to constitute a “qualified foreign corporation” or (ii) the ADSs are readily tradable on an established securities market in the United States. ADSs should be considered to be readily tradable on an established securities market in the United States if they are listed on the the Nasdaq Global Market, as our ADSs are expected to be. You should consult your own tax advisors regarding the availability of the lower rate for dividends paid with respect to ADSs.
      If any distribution is paid in Philippine pesos, the amount of that distribution for U.S. federal income tax purposes will be equal to the U.S. dollar value of such pesos on the date such distribution is received (or deemed received) by the depositary, regardless of whether the payment is in fact converted into U.S. dollars at that time. Gain or loss, if any, realized on the sale or other disposition of such pesos will be U.S. source ordinary income or loss, subject to certain exceptions and limitations. If the Philippine pesos are converted into U.S. dollars on the date of receipt, a U.S. holder generally should not be required to recognize any foreign exchange gain or loss. The amount of any distribution of property other than cash will be the fair market value of such property on the date of distribution.
      For foreign tax credit purposes, dividends distributed by us with respect to ADSs will generally constitute foreign source income. However, it is possible that certain portions of dividends paid by us could be treated as income from sources within the United States, depending on the amount of our income for certain measuring periods that is treated for U.S. federal income tax purposes as income from sources within the United States or as income effectively connected with the conduct by us of a trade or business within the United States. Subject to certain limitations, the Philippines tax withheld in accordance with the Treaty and paid over to the Philippines as described in “—Philippine Taxation—Taxation of Dividends” will be creditable against your U.S. federal income tax liability. Dividends distributed by us generally will be “passive income” (or “passive category income” for taxable years beginning after December 31, 2006) or “financial services income,” (which will be treated as “general category income” income for taxable years beginning after December 31, 2006) which is treated separately from other types of income, for purposes of computing the foreign tax credit allowable to you. Alternatively, you may elect to claim a U.S. tax deduction, instead of a foreign tax credit, for such Philippines tax, but only for a year in which you elect to do so with respect to all foreign income taxes. You are urged to consult your tax advisors regarding the foreign tax credit limitation and source of income rules with respect to distributions on the ADSs.

Sale or Other Disposition of ADSs
      Subject to the passive foreign investment company rules discussed below, upon a sale or other disposition of ADSs, you will recognize a capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized and your tax basis in such ADSs. If the consideration you receive for the ADSs is not paid in U.S. dollars, the amount realized will be the U.S. dollar value of the payment received. The U.S. dollar value of such a payment will be determined on the date of receipt of payment if you are a cash basis taxpayer and on the date of disposition if you are an accrual basis taxpayer. However, if the ADSs are treated as traded on an established securities market and you are either a cash basis taxpayer or an accrual basis taxpayer who has made a special election (which must be applied consistently from year to year and cannot be changed without the consent of the IRS), you will determine the U.S. dollar value of the amount realized in a foreign currency by translating the amount received at the spot rate of exchange on the settlement date of the sale. You will have a tax basis for any foreign currency received equal to the U.S. dollar amount realized.
      Your initial tax basis in your ADSs will equal the cost of such ADSs. If you use foreign currency to purchase ADSs, the cost of the ADSs will be the U.S. dollar value of the foreign currency purchase price on the date of purchase. However, if the ADSs are treated as traded on an established securities market and you are either a cash basis taxpayer or an accrual basis taxpayer who has made a special election (which must be applied consistently from year to year and cannot be changed without the consent of the IRS), you will determine the U.S. dollar value of the cost of such ADSs by translating the amount paid at the spot rate of exchange on the settlement date of the purchase. Subject to certain exceptions and limitations, any such gain or loss will be U.S. source gain or loss and will be treated as long-term capital gain or loss if your holding period in the ADSs exceeds one year. Treatment of such gain as U.S. source gain may result in U.S. Holders receiving little or no U.S. foreign tax credit benefit from any Philippine taxes paid with respect to such gain.
      Subject to the passive foreign investment company rules discussed below and other limitations, if you are a non-corporate U.S. Holder, including an individual U.S. Holder, any long-term capital gain will be subject to U.S. federal income tax at preferential rates. The deductibility of capital losses is subject to significant limitations.

Passive Foreign Investment Company
      A non-U.S. corporation, such as us, is considered a passive foreign investment company (a “PFIC”), for any taxable year if either

•	at least 75 percent of its gross income is passive income, or

•	at least 50 percent of the value (or if the foreign corporation is not a “publicly traded corporation” (as defined in the Code) and is either a “controlled foreign corporation” (as defined in the Code) or so elects, the adjusted bases) of its assets (determined on the basis of a quarterly average) is attributable to assets that produce or are held for the production of passive income.
      We will be treated as owning our proportionate share of the assets and our proportionate share of the income of any other corporation in which we own, directly or indirectly, 25 percent or more (by value) of the stock.
      Based on our current and anticipated operations and composition of our assets, we currently expect, and this discussion herein assumes, that we will not be a PFIC in 2007 or future taxable years, although we can make no assurances in this regard.
      If we are a PFIC for any taxable year during which you hold ADSs, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you recognize from a sale or other disposition (including a pledge) of the ADSs, unless you make a “qualified electing fund” election or a “mark-to-market” election, both as discussed below. Distributions you receive in a taxable year that are greater than 125 percent of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ADSs will be treated as an excess distribution. Under these special tax rules,

•	the excess distribution or gain will be allocated ratably over your holding period for the ADSs,

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we became a PFIC, will be treated as ordinary income, and

•	the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year and the interest charge normally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.
      The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ADSs cannot be treated as capital, even if you hold the ADSs as capital assets.
      In addition, if we are a PFIC, to the extent any of our subsidiaries are also PFICs, you may be deemed to own shares in such subsidiaries that are directly or indirectly owned by us in that proportion which the value of the shares you own so bears to the value of all of our shares, and may be subject to the adverse tax consequences described above with respect to the shares of such subsidiaries that you would be deemed to own.

      If we are a PFIC, a U.S. Holder that acquires ADSs from a decedent (other than a decedent who was a nonresident alien at all times during his or her holding period for the ADSs) will not receive a “stepped up” fair market value tax basis in the ADSs but, instead, will receive a tax basis equal to the decedent’s basis, if lower.
      If we are a PFIC, you may avoid taxation under the rules described above by making a “qualified electing fund” election to include your share of our income on a current basis, provided that we furnish you annually with certain tax information. If we conclude that we should be treated as a PFIC, we intend to notify you and presently intend to provide you such information as our U.S. tax advisors determine is then required for you to make the “qualified electing fund” election with respect to us and any of our subsidiaries that we determine should be treated as a PFIC.
      If you make a “qualified electing fund” election, you will generally be taxable currently on your pro rata share of our ordinary earnings and net capital gains (at ordinary income and capital gain rates, respectively) for each taxable year during which we are treated as a PFIC, regardless of whether or not you receive distributions, so that you will recognize taxable income without the corresponding receipt of cash from us with which to pay your resulting tax obligation. The basis in ADSs you hold will be increased to reflect taxed but undistributed income. Distributions of income that were previously taxed will result in a corresponding reduction of basis in ADSs you hold and will not be taxed again as distributions to you.
      Alternatively, if the ADSs are “marketable stock” (as defined below), you can avoid taxation under the PFIC rules described above in respect of the ADSs by making a mark-to-market election in respect of the ADSs by the due date (determined with regard to extensions) for your tax return in respect of your first taxable year during which we are treated as a PFIC. If you make a mark-to-market election for the ADSs, you will include in ordinary income in each of your taxable years during which we are a PFIC an amount equal to the excess, if any, of the fair market value of the ADSs as of the close of your taxable year over your adjusted basis in such ADSs. You are allowed an ordinary deduction for the excess, if any, of the adjusted basis of the ADSs over their fair market value as of the close of the taxable year. However, such deductions are allowable only to the extent of any net mark-to-market gains on the ADSs included in your income for prior taxable years. Amounts included in your income as gain on the actual sale or other disposition of the ADSs, are treated as ordinary income. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the ADSs, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs. Your basis in the ADSs will be adjusted to reflect any such income or deductible loss. Further, distributions would be taxed as described above under “—Dividends,” except that the preferential dividend rates with respect to “qualified dividend income” would not apply. You will not be required to recognize mark-to-market gain or loss in respect of your taxable years during which we were not at any time a PFIC. For U.S. foreign tax credit purposes, mark-to-market income and deductible losses are sourced in the same manner as gain or loss on an actual sale of ADSs.
      The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter on a “qualified exchange or other market”, as defined in the applicable U.S. Treasury Regulations, including the Nasdaq Global Market. We expect our ADSs to be approved for listing on the Nasdaq Global Market and consequently, if you hold ADSs the mark-to-market election would be available to you, provided that the ADSs are traded in sufficient quantities. A mark-to-market election for our ADSs would terminate if our ADSs ceased to be “marketable stock,” for example, because they subsequently failed to be traded in sufficient quantities. U.S. Holders of ADSs should consult their own tax advisors as to whether the ADSs would qualify for the mark-to-market election.
      If we are a PFIC for any year during which you hold ADSs, we generally will continue to be treated as a PFIC for all succeeding years during which you hold ADSs. However, if we cease to be a PFIC, you may avoid some of the adverse effects of the PFIC regime by making a deemed sale election with respect to the ADSs.
      If you hold ADSs in any year in which we are a PFIC, you would be required to file IRS Form 8621 regarding distributions received on the ADSs and any gain realized on the disposition of the ADSs and to elect to treat the ADSs as shares in a “qualified electing fund” or to elect to mark the ADSs to market. You should consult your own tax advisors regarding the application of the PFIC rules to your ownership of ADSs if we are considered a PFIC in any taxable year, including the advisability of making a “qualified electing fund” election or a mark-to-market election and the potential application of other detailed and special PFIC rules not described herein.

U.S. Information Reporting and Backup Withholding
      Dividends and Proceeds from Sale. Dividend payments with respect to ADSs and proceeds from the sale, exchange or redemption of ADSs may be subject to information reporting to the IRS and possible U.S. backup withholding at a current rate of 28 percent. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding and establishes such exempt status. Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Non-U.S. Holders
      If you are not a U.S. Holder, an investment in our ADSs should not give rise to any U.S. federal income tax consequences unless:

•	any dividends received with respect to or gains recognized on the sale or other disposition of our ADSs by you are “effectively connected” with your conduct of a trade or business within the United States as determined under U.S. federal income tax principles (and, if required by an applicable income tax treaty, are attributable to a permanent establishment maintained in the United States by you), in which case you generally will be subject to tax in respect of such dividends or gains in the same manner as a U.S. Holder, or

•	in the case of gains recognized on the sale or other disposition of our ADSs by you, you are an individual who is present in the United States for 183 days or more during the taxable year in which such gains are recognized and certain other conditions are met.
      Under certain circumstances, corporations that are not U.S. Holders may be subject to an additional “branch profits tax” at 30 percent (or such lower rate as may be specified by an applicable income tax treaty) on any “effectively connected” dividends on ADSs and on any “effectively connected” gains on the sale or other disposition of ADSs.
      In addition, if you are not a U.S. Holder, you may be required to complete and provide the payor with an IRS Form W-8BEN, certifying under penalties of perjury that you are an exempt foreign person, in order to avoid U.S. backup withholding (currently at 28 percent) on dividend payments treated as made within the United States and on the gross proceeds of sales effected through U.S. offices of brokers.

UNDERWRITERS
      Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, Morgan Stanley & Co. Incorporated, Deutsche Bank Securities Inc., Robert W. Baird & Co. Incorporated and JMP Securities LLC have severally agreed to purchase, and we have agreed to sell to them, severally, the number of American Depositary Shares indicated below:

Number of
Name	American Depositary Shares

Morgan Stanley & Co. Incorporated	3,025,000
Deutsche Bank Securities Inc.	1,237,500
Robert W. Baird & Co. Incorporated	825,000
JMP Securities LLC	412,500

Total	5,500,000

      The underwriters are offering the American Depositary Shares subject to their acceptance of the American Depositary Shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the American Depositary Shares offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the American Depositary Shares offered by this prospectus if any such American Depositary Shares are taken. However, the underwriters are not required to take or pay for the American Depositary Shares covered by the underwriters’ over-allotment option described below.
      The underwriters initially propose to offer part of the American Depositary Shares directly to the public at the public offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $0.57 per American Depositary Share under the public offering price. After the initial offering of the American Depositary Shares, the offering price and other selling terms may from time to time be varied by the representatives.
      We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 825,000 additional American Depositary Shares at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the American Depositary Shares offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional American Depositary Shares as the number listed next to the underwriter’s name in the preceding table bears to the total number of American Depositary Shares listed next to the names of all underwriters in the preceding table.
      The following table shows the per ADS and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option to purchase up to an additional 825,000 American Depositary Shares from us.

		Total

	Per ADS	No Exercise	Full Exercise

Public offering price	$13.50	$74,250,000	$85,387,500
Underwriting discounts and commissions	$0.945	$5,197,500	$5,977,125
Proceeds, before expenses, to us	$12.555	$69,052,500	$79,410,375
      The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $3.2 million.
      The underwriters have informed us that they do not intend sales to discretionary accounts to exceed five percent of the total number of American Depositary Shares offered by them.

      Our American Depositary Shares have been approved for listing on the Nasdaq Global Market under the trading symbol “ETEL.”
      We, each of our directors and officers and the holders of substantially all of our outstanding common shares have agreed that, subject to certain exceptions, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, we and each such person will not, during the period ending 180 days after the date of this prospectus:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any American Depositary Shares or common shares or any securities convertible into or exercisable or exchangeable for American Depositary Shares or common shares;

•	file any registration statement with the SEC relating to the offering of any American Depositary Shares or common shares or any securities convertible into or exercisable or exchangeable for American Depositary Shares or common shares; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any American Depositary Shares or common shares.
whether any such transaction described above is to be settled by delivery of American Depositary Shares, common shares or such other securities, in cash or otherwise.
      In addition, we and each of these persons have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, we and each such person will not, during the period ending 180 days after the date of this prospectus, make any demand for, or exercise any right with respect to, the registration of any American Depositary Shares or common shares or any securities convertible into or exercisable or exchangeable for American Depositary Shares or common shares.
      These agreements provide exceptions under which certain of our stockholders, including holders of more than five percent of our outstanding common shares and stockholders that are affiliated with members of our board of directors, are permitted to sell their pro rata share of up to an aggregate of $25,000,000 in value of our common shares to certain of our other stockholders, including holders of more than five percent of our outstanding common shares and stockholders that are affiliated with members of our board of directors, in private transactions pursuant to written agreements that comply with all applicable laws. We are not aware of any such agreements as of the date of this prospectus. If any such transaction occurs, Morgan Stanley & Co. Incorporated will act as placement agent, for which it will receive placement fees equal to five percent of the aggregate purchase price of the shares sold in the transaction.
      The restrictions described in the immediately preceding paragraphs do not apply to the sale of American Depositary Shares or common shares to the underwriters.
      In order to facilitate the offering of the American Depositary Shares, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the American Depositary Shares. Specifically, the underwriters may sell more American Depositary Shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of American Depositary Shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing American Depositary Shares in the open market. In determining the source of American Depositary Shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of American Depositary Shares compared to the price available under the over-allotment option. The underwriters may also sell the American Depositary Shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing American Depositary Shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the American Depositary Shares in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, American

Depositary Shares in the open market to stabilize the price of the American Depositary Shares. These activities may raise or maintain the market price of the American Depositary Shares above independent market levels or prevent or retard a decline in the market price of the American Depositary Shares. The underwriters are not required to engage in these activities and may end any of these activities at any time.
      We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.
      From time to time, certain of the underwriters may provide investment banking and other services to us and our affiliates and employees, for which they will receive customary fees and commissions. Deutsche Bank Trust Company Americas, an affiliate of Deutsche Bank Securities Inc., is serving as our Depositary.
      Prior to this offering, there has been no public market for the American Depositary Shares. The initial public offering price will be determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price will be our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to ours. An active trading market for our American Depositary Shares may not develop. It is also possible that after this offering, our American Depositary Shares will not trade in the public market at or above the initial public offering price.
      A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of American Depositary Shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated to underwriters that may make internet distributions on the same basis as other allocations.
European Economic Area
      In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, each underwriter has represented and agreed that, with effect from and including the date on which the Prospectus Directive is implemented in that Member State, it has not made and will not make an offer of the American Depositary Shares to the public in that Member State, except that it may, with effect from and including such date, make an offer of the American Depositary Shares to the public in that Member State:

•	at any time to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	at any time to any legal entity which has two or more of: (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000; and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

•	at any time in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.
      For the purposes of the above, the expression an “offer of the American Depositary Shares to the public” in relation to any American Depositary Shares in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the American Depositary Shares to be offered so as to enable an investor to decide to purchase or subscribe for the American Depositary Shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/ EC and includes any relevant implementing measure in that Member State.
United Kingdom
      Each underwriter has represented and agreed that it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of the American Depositary Shares in circumstances in which Section 21(1) of the Financial Services and Markets Act 2000 does not apply to us and it has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 with respect to anything done by it in relation to any shares in, from or otherwise involving the United Kingdom.
Directed Share Program
      At our request, the underwriters have reserved five percent of the American Depositary Shares to be issued by us and offered by this prospectus for sale, at the initial public offering price, to our directors, officers, employees, business associates and related persons. If purchased by these persons, these American Depositary Shares will be subject to a 180-day lock-up restriction. The number of American Depositary Shares available for sale to the general public will be reduced to the extent these persons purchase such reserved American Depositary Shares. Any reserved American Depositary Shares that are not so purchased will be offered by the underwriters to the general public on the same basis as the other American Depositary Shares offered by this prospectus.

EXPENSES RELATED TO THE OFFERING
      The following table sets forth the various expenses that we expect to incur in connection with the sale and distribution of the securities being registered hereby, other than underwriting discounts and commissions. All amounts are estimated except the Securities and Exchange Commission registration fee, the National Association of Securities Dealers, Inc. filing fee and the Nasdaq Global Market listing fee.

Securities and Exchange Commission registration fee	$2,816
National Association of Securities Dealers, Inc. filing fee	9,671
Nasdaq Global Market listing fee	100,000
Blue Sky fees and expenses	10,000
Accounting fees and expenses	1,200,000
Legal fees and expenses	1,400,000
Printing and engraving expenses	350,000
Miscellaneous fees and expenses	127,513

Total	$3,200,000

LEGAL MATTERS
      The validity of the common shares represented by the ADSs we are offering by this prospectus will be the subject of a legal opinion by Picazo Buyco Tan Fider & Santos, our Philippine counsel. U.S. securities matters in connection with this offering will be passed upon by Pillsbury Winthrop Shaw Pittman LLP, Palo Alto, California, our U.S. counsel, and certain matters relating to Philippine law will be passed upon in connection with this offering by Picazo Buyco Tan Fider & Santos, our Philippine counsel. Certain U.S. legal matters relating to the offering will be passed upon for the underwriters by Latham & Watkins LLP, Menlo Park, California, U.S. counsel for the underwriters, and certain Philippine legal matters relating to the offering will be passed upon for the underwriters by SyCip Salazar Hernandez & Gatmaitan, Philippine counsel for the underwriters.
EXPERTS
      The consolidated financial statements of eTelecare Global Solutions, Inc. at December 31, 2005 and 2006 and for each of the three years in the period ended December 31, 2006, appearing in this prospectus have been audited by Ernst & Young LLP, independent registered public accounting firm, and the financial statements of Phase 2 Solutions, Inc. at December 31, 2003 and May 25, 2004 and for the year ended December 31, 2003 and for the period from January 1, 2004 to May 25, 2004, appearing in this prospectus have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing elsewhere in this prospectus and are included in this prospectus in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.
ENFORCEMENT OF CIVIL LIABILITIES
      We are organized under the laws of the Republic of the Philippines and a substantial portion of our assets is located in the Philippines. It may be difficult for investors to effect service of process within the United States upon us with respect to claims pertaining to the ADSs or common shares, including claims based on the civil liability provisions of the federal securities laws of the United States. Moreover, it may be difficult for investors to enforce outside the United States judgments against us obtained in the United States in any actions pertaining to the ADSs or common shares, particularly with respect to actions to which we have not consented to service of process in the United States. In addition, some of our directors and officers are residents of the Philippines or of jurisdictions other than the United States, and all or a substantial portion of the assets of such persons are or may be located outside the United States. As a result, it may be difficult for investors to effect service of process upon such persons within the Unites States or enforce against such persons, judgments obtained in the United States courts, including judgments predicated upon the civil liability provisions of the U.S. federal or state securities laws.
      The Philippines is a party to the United Nations Convention on the Enforcement and Recognition of Arbitral Awards but not to any international treaty relating to the recognition or enforcement of foreign judgments. The enforceability of foreign judgments in the Philippines is specifically dealt with in the 1997 Rules of Civil Procedure issued by the Philippine Supreme Court. Section 48 of Rule 39 of the Rules of Civil Procedure provides that a judgment or final order of a tribunal of a foreign country, having jurisdiction to give the judgment or final order: (a) in case of a judgment or final order upon property, is final upon the title to that property; and (b) in case of a judgment or final order against a person, is presumptive evidence of a right between the parties and their successors in interest by a subsequent title. Philippine courts have held that a foreign judgment is presumed to be valid and binding in the country from which it issues, until the contrary is shown, and the party contesting the foreign judgment has the burden of overcoming the presumption of its validity. However, under Section 48, the foreign judgment or final order may not be upheld if there is a defect relating to jurisdiction or notice to the other party, collusion, fraud or clear mistake of law or fact. In addition, Article 17 of the Civil Code of the Philippines provides that the judgment must not be contrary to laws that have for their object public order, public policy and good customs in the Philippines.

WHERE YOU CAN FIND ADDITIONAL INFORMATION
      We have filed with the Securities and Exchange Commission a registration statement under the Securities Act of 1933, as amended, with respect to the securities offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. Please refer to the registration statement, exhibits and schedules for further information with respect to the securities offered by this prospectus. A related registration statement on Form F-6 will also be filed to register our ADSs as represented by the ADRs. For further information with respect to us and our ADSs being sold in this offering, you should refer to that registration statement and the exhibits and schedules filed as part of that registration statement. A copy of the registration statement and its exhibits and schedules may be inspected without charge at the SEC’s public reference room, located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at (202) 551-8090 for further information on the public reference room. Our SEC filings are also available to the public from the SEC’s website at www.sec.gov.
      Upon the completion of this offering, we will be subject to the information and reporting requirements of the Securities Exchange Act of 1934, as amended, applicable to foreign private issuers, which are different from the requirements applicable to domestic U.S. issuers. As a foreign private issuer, we will be required to file reports, including annual reports on Form 20-F, reports on Form 6-K and other information with the SEC. We intend to submit to the SEC quarterly reports on Form 6-K, which will include unaudited quarterly financial information, for the first three quarters of each fiscal year, in addition to our annual report on Form 20-F, which will include audited annual financial information.
      As a foreign private issuer, we are exempt from the rules under the Exchange Act governing the furnishing and content of proxy statements, and our directors and officers are exempt from the reporting and “short-swing profit” recovery provisions contained in Section 16 of the Exchange Act.

eTelecare Global Solutions, Inc. and Subsidiaries
Consolidated Financial Statements
Years Ended December 31, 2006 and 2005

Report of Independent Auditors
The Stockholders and the Board of Directors of
eTelecare Global Solutions, Inc.
      We have audited the accompanying consolidated balance sheets of eTelecare Global Solutions, Inc. and subsidiaries as of December 31, 2005 and 2006, and the related consolidated statements of operations, changes in stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of eTelecare Global Solutions, Inc. and subsidiaries at December 31, 2005 and 2006, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP
Phoenix, Arizona
February 12, 2007

eTelecare Global Solutions, Inc. and Subsidiaries
Consolidated Balance Sheets
(In thousands, except share and per share data)

	December 31,

	2005	2006

ASSETS
Current assets:
Cash and cash equivalents	$1,043	$690
Trade and other receivables, net	22,847	30,735
Prepaid expenses and other current assets	1,133	1,688
Deferred offering costs	—	3,187

Total current assets	25,023	36,300

Noncurrent assets:
Property and equipment, net	21,166	34,979
Goodwill	13,833	13,833
Other intangible assets, net	3,814	2,417
Other noncurrent assets	1,339	1,921

Total noncurrent assets	40,152	53,150

Total assets	$65,175	$89,450

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Revolving line of credit	$9,429	$1,565
Trade accounts payable	3,313	9,335
Accrued and other expenses	10,309	16,671
Current portion of:
Long-term debt	3,000	4,000
Obligations under capital lease	1,484	606

Total current liabilities	27,535	32,177

Noncurrent liabilities:
Long-term debt, net of current portion	19,250	24,500
Obligations under capital lease, net of current portion	747	145
Asset retirement obligations	1,264	1,884
Other noncurrent liabilities	3,463	2,530

Total noncurrent liabilities	24,724	29,059

Commitments and contingencies
Stockholders’ equity:
Capital stock, 1 Philippine Peso ($0.02 U.S.) par value, 130,000,000 shares authorized, 43,498,692 shares outstanding at December 31, 2005 and 44,366,066 outstanding at December 31, 2006	832	849
Additional paid-in capital	17,912	20,948
Retained earnings (deficit)	(5,828)	6,417

Total stockholders’ equity	12,916	28,214

Total liabilities and stockholders’ equity	$65,175	$89,450

See accompanying notes.

eTelecare Global Solutions, Inc. and Subsidiaries
Consolidated Statements of Operations
(In thousands, except per share data)

	Year Ended December 31,

	2004	2005	2006

Service revenue	$97,775	$152,213	$195,118
Cost and expenses:
Cost of services	71,537	113,997	135,709
Selling and administrative expenses	15,582	25,498	30,008
Depreciation and amortization	5,531	8,609	10,181

Total cost and expenses	92,650	148,104	175,898

Income from operations	5,125	4,109	19,220
Other income (expenses):
Interest expense and financing charges	(2,486)	(4,912)	(5,531)
Foreign exchange gain (loss)	100	(570)	(683)
Other	71	125	(159)

Total other expenses	(2,315)	(5,357)	(6,373)

Income (loss) before provision for income taxes	2,810	(1,248)	12,847
Provision for income taxes	368	516	602

Net income (loss)	$2,442	$(1,764)	$12,245

Net income (loss) per share—basic	$0.06	$(0.04)	$0.28

Weighted average shares outstanding—basic	42,981	43,085	43,589
Net income (loss) per share—diluted	$0.06	$(0.04)	$0.25

Weighted average shares outstanding—diluted	42,981	43,085	49,070
See accompanying notes.

eTelecare Global Solutions, Inc. and Subsidiaries
Consolidated Statements of Changes in Stockholders’ Equity
(In thousands, except number of shares)

	Capital Stock		Additional	Retained
			Paid-In-	Earnings
	Shares	Amount	Capital	(Deficit)	Total

Balances, January 1, 2004	42,959,448	$822	$16,722	$(6,506)	$11,038
Stock option exercises	34,844	1	22	—	23
Stock compensation expense	—	—	395	—	395
Net income	—	—	—	2,442	2,442

Balances, December 31, 2004	42,994,292	823	17,139	(4,064)	13,898
Stock option exercises	504,400	9	421	—	430
Stock compensation expense	—	—	352	—	352
Net loss	—	—	—	(1,764)	(1,764)

Balances, December 31, 2005	43,498,692	832	17,912	(5,828)	12,916
Warrant exercises	801,624	16	946	—	962
Stock option exercises	65,750	1	102	—	103
Stock compensation expense	—	—	1,988	—	1,988
Net income	—	—	—	12,245	12,245

Balances, December 31, 2006	44,366,066	$849	$20,948	$6,417	$28,214

See accompanying notes.

eTelecare Global Solutions, Inc. and Subsidiaries
Consolidated Statements of Cash Flows
(In thousands)

	Years Ended December 31,

	2004	2005	2006

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$2,442	$(1,764)	$12,245
Adjustments for:
Depreciation and amortization	5,531	8,609	10,181
Provisions for:
Doubtful accounts	741	134	518
Stock compensation expense	395	352	1,988
Accretion of interest on asset retirement obligations	67	217	168
Loss on disposal of assets	—	114	198
Change in:
Trade and other receivables	(1,355)	(3,168)	(8,406)
Prepaid expenses and other current assets	(501)	(196)	(555)
Trade accounts payable	(323)	(1,661)	2,720
Accrued and other expenses	5,411	1,380	4,982
Other noncurrent assets	27	363	(582)
Other noncurrent liabilities	516	1,208	(985)

Net cash provided by operating activities	12,951	5,588	22,472

CASH FLOWS FROM INVESTING ACTIVITIES:
Cash paid for acquired business	(22,579)	(1,441)	—
Acquisitions of property and equipment	(8,946)	(6,075)	(17,577)
Change in:
Refundable deposits	178	(182)	—
Payments for asset retirement obligations	—	—	(32)

Net cash used in investing activities	(31,347)	(7,698)	(17,609)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from:
Revolving line of credit	90,940	167,987	191,109
Long-term debt	22,500	4,000	9,950
Payments for:
Revolving line of credit	(80,696)	(168,803)	(198,643)
Long-term debt	(9,328)	(3,000)	(3,700)
Notes payable	(1,330)	—	—
Obligations under capital lease	(778)	(1,243)	(1,479)
Deferred offering costs			(3,187)
Debt issuance costs	(575)	—	(331)
Decrease in amount due to related parties	(51)	—	—
Proceeds from stock option and warrant exercises	23	430	1,065

Net cash provided by (used in) financing activities	20,705	(629)	(5,216)

Net increase (decrease) in cash and cash equivalents	2,309	(2,739)	(353)
Cash and cash equivalents at beginning of year	1,473	3,782	1,043

Cash and cash equivalents at end of year	$3,782	$1,043	$690

See accompanying notes.

eTelecare Global Solutions, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2006
(In thousands except number of shares, per share data and percentages)

1.	Corporation Information
      eTelecare Global Solutions, Inc., formerly E-Telecare International, Inc. (the “Company,” “eTelecare” or “the Parent Company”), was incorporated in the Philippines and registered with the Philippine Securities and Exchange Commission (“the Philippine SEC”) on February 21, 2000. The Parent Company is subject to Philippine SEC reporting requirements for listed entities based on the number of stockholders. The consolidated financial statements include the accounts of the Parent Company and the following subsidiaries (collectively referred to as “the Company”) that it controls.
      The Company is a provider of business process outsourcing services focusing on the complex, voice-based segment of customer care services. The principal activities of its subsidiaries are as follows:

Name of Subsidiary	Principal Activities

eTelecare Global Solutions—US, Inc. (eTelecare—US)	Administrative services for the Parent and eTelecare—AZ
eTelecare Global Solutions—AZ, Inc. (eTelecare—AZ)	Inbound and outbound delivery centers providing customer care services.
      As of December 31, 2005 and 2006, the Company had four and seven delivery center operations in the Philippines and in the United States, respectively.

2.	Summary of Significant Accounting Policies
Basis of Preparation
      The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States (“U.S. GAAP”).
Reclassifications
      Certain amounts in the prior year financial statements have been reclassified to conform to the current year presentation.
Principles of Consolidation
      The consolidated financial statements include the accounts of the Parent Company and its subsidiaries, all of which are wholly owned. All intercompany balances and transactions, including intercompany profits and unrealized income and losses, are eliminated in consolidation.
Use of Estimates
      The preparation of consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect amounts reported in the Company’s consolidated financial statements and accompanying notes. Actual results could differ from those estimates.
      The more significant estimates with regard to these consolidated financial statements relate to the allowance for doubtful accounts, useful lives used for depreciation and amortization of long-lived assets, assumptions used in the determination of capital stock fair value and related stock option valuation, goodwill impairment, asset retirement obligations, and valuation allowances on deferred tax assets.

eTelecare Global Solutions, Inc. and Subsidiaries
Notes to Consolidated Financial Statements—(Continued)
(In thousands except number of shares, per share data and percentages)
Business Segment
      The Company’s delivery center operations are considered one business segment for financial reporting purposes in accordance with Statement of Financial Accounting Standards (SFAS) 131, Disclosures about Segments of an Enterprise and Related Information. The Company’s Philippine operations and its U.S. operations operate as two separate segments, but given the commonality of the business operations they comprise a single segment for financial reporting purposes.
      Under SFAS 131, two or more operating segments may be aggregated into a single operating segment for financial reporting purposes if aggregation is consistent with the objective and basic principles of SFAS 131, if the segments have similar economic characteristics, and if the segments are similar in each of the following areas:

•	the nature of products and services;

•	the nature of the production processes;

•	the type or class of customer for their products and services; and

•	the methods used to distribute their products or provide their services.
      We believe we meet each of the aggregation criteria for the following reasons:

•	the sale of outsourced delivery center services is the only material source of revenue for each of our operating segments;

•	the services sold by each of our operating segments use the same standard service model;

•	the same type or class of customer utilize the services; and

•	all of our services are sold through a centralized sales force.
Concentrations of Risk
      In the normal course of business, the Company is exposed to credit risk. The principal concentrations of credit risk are cash and cash equivalents and accounts receivable. The Company regularly monitors credit risk exposures and takes steps to mitigate the likelihood of these exposures resulting in a loss.
      The Company performs ongoing credit evaluations of its customers’ financial condition and limits the amount of credit extended when deemed necessary, but generally does not require collateral. The Company maintains an allowance for doubtful accounts receivable based upon factors surrounding the credit risk of specific clients, historical trends, and other information.
      Revenue from significant clients (over 10%) for the years ended December 31, 2004, 2005 and 2006 accounted for the Company’s total revenue as follows:

	% of Revenues

	2004	2005	2006

Customer A	34%	50%	42%
Customer B	27	17	18
Customer C	13	n/a	n/a
      The Company has significant operations in the Philippines, and is subject to risks associated with operating in the Philippines including political, social and economic instability and increased security concerns, fluctuation in currency exchange rates, and exposure to different legal standards.

eTelecare Global Solutions, Inc. and Subsidiaries
Notes to Consolidated Financial Statements—(Continued)
(In thousands except number of shares, per share data and percentages)
      The Company’s revenue is primarily dependent on clients in the telecommunications and technology industries, and a material decrease in demand for outsourced services in these industries could result in decreased revenue.
Cash and Cash Equivalents
      Cash includes cash on hand and in banks. Cash equivalents are short-term, highly liquid investments with remaining maturities of three months or less when acquired. Cash and cash equivalents are deposited or managed by major financial institutions and at times are in excess of Federal Deposit Insurance Corporation (FDIC) and Philippine Deposit Insurance Corporation (PDIC) insurance limits.
Allowance for Doubtful Accounts
      The allowance for doubtful accounts is maintained at a level considered adequate to provide for uncollectible receivables. The level of allowance is based on historical collections, write-off experience, current economic trends, changes in customer payment terms, and other factors that may affect the ability to collect payments. An evaluation of the receivables, designed to identify changes to the allowance, is performed on a continuing basis during the year using specific identification.
Property and Equipment
      Property and equipment are stated at cost less accumulated depreciation, amortization, and any impairment in value.
      Depreciation and amortization are computed using the straight-line method over the following estimated useful lives of the assets:

Leasehold improvements	3 years or the term of the lease, whichever is shorter
Telecommunications and computer equipment	5 years
Computer software	3 years
Furniture, fixtures and office equipment	5 years
Asset Retirement Obligations
      Under SFAS 143, Accounting for Asset Retirement Obligations, the fair value of legal obligations associated with the retirement of a tangible long-lived asset that resulted from the acquisition, construction or development and the normal operation of a long-lived asset is required to be recognized in the period in which it is incurred. The Company recognizes asset retirement obligations in the period in which they are incurred if a reasonable estimate of fair value can be made. The related asset retirement costs are capitalized as part of the carrying amount of the corresponding long-lived asset.
      The Company is required either expressly under various lease agreements or through customary business practices required in certain jurisdictions to dismantle the tenant improvements and restore the leased sites to its original condition at the end of the lease contract term. The Company recognized the fair value of these obligations and capitalized the present value of these costs as part of the balance of the related property and equipment accounts, which are being depreciated on a straight-line basis over the contract periods.

eTelecare Global Solutions, Inc. and Subsidiaries
Notes to Consolidated Financial Statements—(Continued)
(In thousands except number of shares, per share data and percentages)
Goodwill and Other Intangible Assets
      Goodwill is initially measured at cost which is defined as the excess of the acquisition cost over the fair value of identifiable assets, liabilities, and contingent liabilities. In accordance with the provisions of SFAS 142, Goodwill and Other Intangible Assets, goodwill is not amortized.
      Goodwill is reviewed for impairment, annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired. All of the Company’s goodwill relates to the United States business segment and is evaluated for impairment during the last quarter of each fiscal year end or when indicators of impairment otherwise are presented. In performing its annual assessment management estimates the fair value of this segment of its enterprise which also represents a single reporting unit therein.
      Intangible assets arising from business combinations are initially recognized at fair value at the date of acquisition. Where an intangible asset has a finite life, it is amortized over its useful life. The intangible assets with finite useful lives are reviewed whenever events or circumstances arise indicating that an impairment loss may exist. For finite life intangible assets, when the asset’s carrying amount exceeds its respective recoverable amount (based on an undiscounted cash flow analysis), an impairment charge is recorded for the excess of the carrying amount over the fair value of the asset (based on the discounted cash flow analysis).
      Intangible assets are being amortized using the straight-line method over the following amortization periods beginning in May 2004:

Customer relationship	4 years
Developed technology	5 years
Trade name	7 months
Debt Issuance Costs
      Issuance costs, underwriting fees and related expenses incurred in connection with the issuance of debt instruments are deferred and amortized using the effective interest rate method over the terms of the instruments. Unamortized debt issuance costs are charged to operations when the related debt is extinguished.
Revenue Recognition
      Revenue is recognized when it is probable that the economic benefits associated with the transactions will flow to the Company and the amount of revenue can be measured reliably. This is normally demonstrated when: (i) persuasive evidence of an arrangement exists; (ii) the fee is fixed or determinable; (iii) performance of service has been delivered; and (iv) collection is reasonably assured. Almost all of the Company’s revenue are billed and collected in U.S. dollars given that all of its clients are located in the United States.
      Service revenue is recognized as services are performed on a per subscriber, per event, per call, per participant or flat monthly fee basis using rates that are detailed in the client contract. Payments received in advance of services performed are recorded as deferred revenue. Certain contracts include performance-based criteria such as confirmed sales transactions or customer satisfaction targets. Revenue is recognized when the performance criteria are met and, therefore, the amount is known and not subject to adjustment.
Cost of Services
      Cost of services consists primarily of employee-related costs associated with the services rendered on behalf of a client, as well as communication costs, information technology costs associated with providing services, facilities support, and customer management support costs related to the operation of service centers.

eTelecare Global Solutions, Inc. and Subsidiaries
Notes to Consolidated Financial Statements—(Continued)
(In thousands except number of shares, per share data and percentages)
Leases
      Leases are classified as either capital or operating in accordance with SFAS 13, Accounting for Leases. Leases which transfer substantially all the benefits and risks of ownership of the property to the Company are accounted for as capital leases. Capital lease obligations reflect the present value of future lease payments, discounted at the appropriate interest rate. All other leases are accounted for as operating leases for which rental payments are expensed on a straight-line basis over the lease term.
Stock Option Plan
      The Company accounts for stock options granted to employees in accordance with SFAS 123(R), Share-Based Payment, using the modified retrospective method. Employee stock options are valued at grant dates using the Black-Scholes valuation model with compensation cost recognized over the vesting period treating each separately vesting portion of an award as if it was, in substance, a multiple award.
Foreign Currency Transactions and Translation
      The Company and all of its subsidiaries have a U.S. dollar functional currency because substantially all of its revenue and a significant portion of its costs are transacted in U.S. dollars. Transactions in foreign currencies are recorded in the functional currency of the Company by applying the exchange rate prevailing at the transaction date to the foreign currency amount. Monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at period end using the balance sheet rate in effect with any foreign exchange gains or losses recorded in the consolidated statements of operations.
Income Taxes
      Deferred income tax is accounted for using the liability method in accordance with SFAS 109, Accounting for Income Taxes. Deferred tax assets and liabilities are recognized for the future tax benefits and consequences attributable to temporary differences between the financial reporting bases of assets and liabilities and their related tax bases. Deferred tax assets and liabilities are measured using the enacted tax rates expected to be in effect in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided for deferred tax assets when it is more likely than not that the related benefits will not be realized.
Fair Value of Financial Instruments
      The carrying value of cash and cash equivalents, trade and other receivables, and current liabilities approximate fair values because of the short-term maturity of these instruments. The carrying amounts of the Company’s refundable deposits, capital leases and long-term debt approximate fair values as management believes they bear market interest rates.
Recently Issued Accounting Standards
      In June 2006, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 48 (“FIN 48”), Accounting for Uncertainty in Income Taxes, which clarifies the accounting for uncertainty in income taxes recognized in the financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosures, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. Upon

eTelecare Global Solutions, Inc. and Subsidiaries
Notes to Consolidated Financial Statements—(Continued)
(In thousands except number of shares, per share data and percentages)
adoption of FIN 48 on January 1, 2007, we will reduce retained earnings and increase non-current liabilities by an amount not expected to exceed $500,000.

3.	Acquisition of Phase 2 Solutions, Inc.
      On March 31, 2004, eTelecare—US entered into a Stock Purchase Agreement with Phase 2 Solutions, Inc. (“Phase 2”), a company incorporated in Arizona, and the stockholders of Phase 2 for the purchase of all of the outstanding capital stock of Phase 2. Phase 2 operated several delivery centers in various locations within the United States. The transaction was completed on May 25, 2004.
      The acquisition of Phase 2 has been accounted for using the purchase method. Accordingly, the purchase price is allocated to the identifiable assets and liabilities of Phase 2 at the date of acquisition using their fair values, with the excess amount recognized as goodwill. The total acquisition cost of $25,325 includes the purchase price and transaction costs representing all incidental costs directly associated with the acquisition. The amount differs from the cash paid of $22,579 due to the portion of the purchase price relating to future payments required relating to earnout arrangements that were probable of occurring. The earn-out arrangement was based upon the EBITDA performance of the Phase 2 operations through December 31, 2004. The fair values of the acquired assets and liabilities of Phase 2 on May 25, 2004 (date of acquisition) as originally recorded at the time of the acquisition are as follows:

Trade and other receivables	$10,946
Property and equipment	4,618
Goodwill	14,718
Identifiable intangible assets	6,190
Other assets	565

37,037
Trade and other payables	3,634
Bank debts and obligations under capital lease	8,078

11,712

Net assets acquired	$25,325

      The fair value of the identifiable intangible assets as determined by an independent valuation consists of the following:

Customer relationship	$3,750
Developed technology	2,300
Trade name	140

Total identifiable intangible assets	$6,190

      As of December 31, 2006, the weighted average amortization period for the identifiable intangible assets is 4.2 years.
      In September 2005, the Company filed a notice making a claim for indemnification from the representatives of the selling stockholders (“the Sellers”) of Phase 2. The claim alleged certain breaches of sections of the Stock Purchase Agreement (the “Agreement”). Accordingly, the Sellers did not receive August 31, 2005 and November 30, 2005 payments that would have totaled approximately $1,400. The Sellers responded to the Company’s claim by filing a demand for arbitration.

eTelecare Global Solutions, Inc. and Subsidiaries
Notes to Consolidated Financial Statements—(Continued)
(In thousands except number of shares, per share data and percentages)
      In April 2006 the Company and the Sellers agreed to settle all claims arising out of or relating to the Agreement, the sale of the stock of Phase 2, and the arbitration proceeding. The Company agreed to pay $644 in full and final satisfaction of all claims that have been or could have been asserted in the arbitration. The settlement of the outstanding arbitration has been reflected in the financial statements as of and for the year ended December 31, 2005 as a reduction to “Goodwill.”
      The following selected unaudited pro forma consolidated statements of income information for the years ended December 31, 2004 gives effect to the business combination as if it had been consummated on January 1, 2003. The pro forma consolidated statements of income may not be indicative of the financial position and results of operations that would have occurred if the transaction had been completed on January 1, 2003.

Pro forma Year Ended
December 31 2004

(unaudited)
Service revenue	$124,220
Pro forma net income	$3,455

Pro forma earnings per share:
Basic and diluted	$0.08

4.	Trade and Other Receivables
      Trade and other receivables consist of the following at December 31:

	2005	2006

Trade	$22,686	$31,441
Other	1,682	332

	24,368	31,773
Less allowance for doubtful accounts	1,521	1,038

	$22,847	$30,735

      A summary of additions and reductions related to the allowance for doubtful accounts is as follows:

	Balance at	Charged to
	Beginning	Costs and		Balance at
	of Year	Expenses	Deductions (1)	End of Year

Years ended December 31:
2006	$1,521	$518	$1,001	$1,038
2005	1,387	134	—	1,521
2004	658	741	12	1,387

(1)	Deductions represent uncollected amounts written off, net of recoveries
     Trade receivables and the allowance for doubtful accounts include amounts for clients that have filed for bankruptcy.

eTelecare Global Solutions, Inc. and Subsidiaries
Notes to Consolidated Financial Statements—(Continued)
(In thousands except number of shares, per share data and percentages)
5.     Deferred Offering Costs
      The Company has paid certain costs, such as legal and accounting fees, associated with the proposed initial public offering (“IPO”) which is expected to occur in 2007. Upon successful completion of a public offering these costs will be netted against the proceeds in shareholder’s equity. Should the IPO not be completed, the deferred offering costs would be expensed as administrative expenses at the time the determination is made that the IPO will not occur.
6.     Property and Equipment
      Property and equipment consist of the following at December 31:

	2005	2006

Cost:
Telecommunications and computer equipment	$19,722	$31,926
Leasehold improvements	8,106	10,887
Computer software	3,836	7,563
Furniture, fixtures and office equipment	4,975	5,467

	36,639	55,843
Less accumulated depreciation and amortization	16,320	24,334

	20,319	31,509
Add construction-in-progress	847	3,470

	$21,166	$34,979

      Telecommunications and computer equipment includes the following amounts under capital leases at December 31:

	2005	2006

Cost	$5,247	$5,247
Less accumulated amortization	1,890	2,889

	$3,357	$2,358

      Amortization expense for assets reported under capital leases amounted to $633, $671 and $999 during the years ended December 31, 2004, 2005 and 2006, respectively.
7.     Other Intangible Assets
      Intangible assets consist of the following at December 31:

	2005	2006

Cost:
Customer relationship	$3,750	$3,750
Developed technology	2,300	2,300

	6,050	6,050
Less accumulated amortization	2,236	3,633

	$3,814	$2,417

eTelecare Global Solutions, Inc. and Subsidiaries
Notes to Consolidated Financial Statements—(Continued)
(In thousands except number of shares, per share data and percentages)
      Amortization expense for the years ended December 31, 2004, December 31, 2005 and December 31, 2006 was $979, $1,397 and $1,397 respectively. The estimated future intangible asset amortization expense as of December 31, 2006 is as follows:

2007	$1,397
2008	835
2009	185

$2,417

8.     Accrued and Other Expenses
      Accrued and other expenses consist of the following at December 31:

	2005	2006

Accruals for:
Employee salaries, wages and benefits	$8,031	$9,343
Deferred rent and lease incentive obligations	394	912
Professional services	287	1,569
Other	39	1,765
Communication	622	1,562
Withholding and other taxes payable	936	1,520

	$10,309	$16,671

9.     Long-term Debt and Revolving Line of Credit
      On May 25, 2004, concurrently with the acquisition of Phase 2, eTelecare entered into a debt agreement (the “Facility”) totaling $37,500 from a consortium of foreign lenders through Wells Fargo Foothill, Inc. (“WFF,” a corporation incorporated in California, U.S.A.), as the arranger and administrative agent. The Facility consists of term notes in the initial amount of $9,000 and $13,500 and a revolving credit line in the initial amount of up to $15,000. The proceeds of the Facility were used to fund the acquisition of Phase 2, refinance existing indebtedness of eTelecare and Phase 2, and provide for the ongoing capital requirements of eTelecare and its acquired subsidiary eTelecare—AZ (formerly Phase 2). As a result of the merger, all the rights and obligations under the Facility with WFF were assumed by eTelecare—AZ.
      The outstanding balance of the revolving line of credit and long-term debt consists of the following at December 31:

	2005	2006

Revolving line of credit	$9,429	$1,565

Long-term debt:
Term Loan B	$17,500	$17,500
Term Loan A	4,750	$11,000

	22,250	28,500
Less current portion	3,000	4,000

	$19,250	$24,500

eTelecare Global Solutions, Inc. and Subsidiaries
Notes to Consolidated Financial Statements—(Continued)
(In thousands except number of shares, per share data and percentages)
      The revolving line of credit pertains to an open line overdraft account on which eTelecare—AZ can draw down amounts for its working capital requirements until May 25, 2009. On January 27, 2005, WFF increased the maximum amount of revolving line of credit from $15,000 to $19,000. On September 22, 2006, the Facility was amended by increasing the revolving line of credit limit from $19,000 to $25,000.
      The average monthly balance of the revolving line of credit bears interest at WFF’s prime rate plus 1.0% base rate margin, and in no case will the interest rate be below 4.0%. The actual interest rates ranged from 5.75% to 8.25% for the year ended December 31, 2005 and from 8.25% to 9.25% for the year ended December 31, 2006. The rate at December 31, 2006 was 9.25%. The outstanding balance under the revolving line of credit is classified as a current liability given that its terms include a subjective acceleration clause coupled with a bank controlled lock box arrangement.
      Term Loan A has the following provisions for interest rates and repayment terms:

Interest	• WFF prime rates as published in its head office plus 4.0% base rate margin, subject to floor limitation of 4.0%
• Actual interest rates ranged from 8.75% to 11.25% for the year ended December 31, 2005 and from 11.25% to 12.25% for the year ended December 31, 2006
Repayment period	Monthly installments of $333 commencing on October 1, 2006 until maturity date
      Term Loan B has the following provisions for interest rates and repayment terms:

Interest	• WFF prime rates as published in its head office plus 7.5% base rate margin, subject to floor limitation of 11.0%
• Actual interest rates ranged from 12.25% to 14.75% for the year ended December 31, 2005 and from 14.75% to 15.75% for the year ended December 31, 2006
Repayment period	Payable in a lump sum on May 25, 2009
      The annual maturities of Term Loans A and B are as follows at December 31:

2007	$4,000
2008	4,000
2009	20,500

$28,500

      The outstanding principal balance of the original Term Loan A immediately prior to amendment of the Facility on September 22, 2006 was $2,050. The balance was increased to $12,000 on September 22, 2006. The amendments to the Facility did not modify interest rates, however, the monthly payment terms on Term Loan A increased from $250 to $333 scheduled through the original maturity date of May 25, 2009.
      The amount available under Term Loan B was increased from $13,500 to $17,500 on January 27, 2005, and the additional amount was drawn by eTelecare in 2005.
      Deferred debt issuance costs, which pertain to fees and expenses incurred in obtaining the term notes and the revolving line of credit, totaled $268 and $544 (net of amortization totaling $307 and $584) as of

eTelecare Global Solutions, Inc. and Subsidiaries
Notes to Consolidated Financial Statements—(Continued)
(In thousands except number of shares, per share data and percentages)
December 31, 2005 and 2006, respectively, and are included in the “Other non-current assets” account in the consolidated balance sheet.
      The Facility contains certain positive and negative covenants. The covenants include, among others, restrictions with respect to payment of cash dividends, merger or consolidation, change in nature of business, disposal of assets, and obtaining additional loans. The Facility also provides certain financial covenants which require the Company to maintain: minimum levels of earnings before interest, income tax, depreciation and amortization (EBITDA) calculated using consolidated net earnings (or loss), minus extraordinary gains and interest income, plus interest expense, income taxes, non cash non-recurring or extraordinary expenses, restructuring charges, and depreciation and amortization; maximum leverage ratios; and maximum capital expenditures determined on a consolidated financial statement basis. As of December 31, 2005 and December 31, 2006, the Company was in compliance with all covenants.
      The Facility is collateralized by a continuing security interest on all rights, titles and interests to all currently existing and hereafter acquired cash deposits, trade receivables, property and equipment, investment property and substantially all other assets owned by eTelecare and its subsidiaries.
      The Company was not in compliance with certain of its financial covenants in the Facility set with respect to the twelve-month periods ended on February 28, 2005, March 31, 2005, April 30, 2005 and May 31, 2005, which resulted in a default under the Facility for the required EBITDA and leverage ratios. On July 21, 2005, WFF waived the Company’s noncompliance with the violations subject to the revised terms and conditions set forth in an Amended Loan Agreement. Under the Amended Loan Agreement, WFF agreed to amend the terms to amounts with which the Company is presently in compliance and anticipates being in compliance in the future.
10.     Leases
Obligations Under Capital Lease
      The Company has capital leases with various financial institutions and suppliers covering telecommunications and computer equipment for original lease periods ranging between one to five years with interest rates ranging from 3.3% to 10.3%.
      The future minimum lease payments for capitalized leases are as follows at December 31, 2006:

2007	$643
2008	148

Total minimum lease payments	791
Less amount representing interest	40

Present value of net minimum lease payments	751
Less current portion of obligations under capital lease	606

Long-term portion of obligations under capital lease	145

Operating Leases
      The Company has a number of lease agreements covering office space and certain equipment that are accounted for as operating leases. A majority of the lease agreements for office spaces have rent escalations which increase monthly rent payments over the lease terms and provide for a renewal option under negotiated terms and conditions upon expiration. The Company records rental expense on a straight-line basis over the

eTelecare Global Solutions, Inc. and Subsidiaries
Notes to Consolidated Financial Statements—(Continued)
(In thousands except number of shares, per share data and percentages)
base, non-cancelable lease terms. Any difference between the calculated expense and amount actually paid is recognized as accrued rent. Accrued rent is reflected as current or noncurrent liability depending on its expected date of reversal. Rent expense incurred under operating leases for the years ended December 31, 2004, 2005 and 2006 was $2,868, $6,733 and $7,400, respectively.
      Associated with operating leases, the company periodically receives tenant improvement allowances from lessors. The company records the value of these improvements and amortizes the assets over the term of the lease. An offsetting obligation is recorded as a lease incentive obligation and amortized as a reduction to lease expense on a straight-line basis.
      Following are the schedule of future minimum lease payments for outstanding operating lease agreements at December 31, 2006:

2007	$6,593
2008	5,350
2009	4,984
2010	4,609
2011	3,659
Thereafter	—

$25,195

11.     Asset Retirement Obligations
      The Company is required either expressly under various lease agreements or through customary business practices required in certain jurisdictions to dismantle the tenant improvements and restore the leased sites to their original condition at the end of the lease contract terms. The lease agreements for office spaces contain a provision which obligates the Company to pay for the cost of restoration at the end of the lease contract term. Cost of restoration includes expected expenditures in order to dismantle the tenant improvements and restore the leased sites in the same condition as it was found at the commencement of the lease. Under Statement of Accounting Standards No. 143, “Accounting for Asset Retirement Obligations” (“SFAS 143”), the fair value of legal obligations associated with the retirement of a tangible long-lived asset is required to be recognized in the period it is incurred and capitalized as part of the carrying amount of the corresponding long-lived asset.
      Activity with respect to these obligations were as follows for the years ended December 31:

	2005	2006

Balance at beginning of year	$1,047	$1,264
Provisions during the year	—	484
Accretion expense	217	326
Payment	—	(32)
Adjustment at retirement	—	(158)

Balance at end of year	$1,264	$1,884

      Payments of asset retirement obligations were required in the amount of $-0- and $32 in 2005 in 2006, respectively. A reliable estimate of a market risk premium is not obtainable and therefore is excluded from estimating the fair value of the asset retirement obligation.

eTelecare Global Solutions, Inc. and Subsidiaries
Notes to Consolidated Financial Statements—(Continued)
(In thousands except number of shares, per share data and percentages)
12.     Non-current Liabilities
      Non-current liabilities consist of the following at December 31:

	2005	2006

Accrued Rent	$1,399	$1,198
Lease Incentive Obligations	1,435	1,203
Other	1,023	1,041

	3,857	3,442
Included in Accrued and Other Expenses	394	912

	$3,463	$2,530

      Accrued rent and lease incentive obligations arise from the accounting for leases with scheduled rent escalations and the accounting for lessor funded leasehold improvements, respectively (see “Leases” note).
13.     Stockholders’ Equity
      On April 5, 2004, the Philippine SEC approved the increase in the Company’s authorized capital stock from 12 million shares with par value of one Philippine Peso ($0.02 U.S.) per share to 130 million shares with the same par value. On the same date, the Company declared a 4 for 1 stock split in the form of a stock dividend and the Philippine SEC approved the declaration of stock dividends. All amounts in the financial statements have been adjusted to reflect the effects of this stock split effected in the form of a stock dividend.
      As of December 31, 2005 and December 31, 2006, there were 833,048 and -0- exercisable warrants outstanding. At the time of issuance in 2001 the warrants were deemed to have a de minimis value because they were issued at an exercise price well in excess of the estimated fair value of the underlying common shares. The warrants were related to debt issued which was converted to capital stock in 2003. Each warrant can be exercised to purchase one share of the Company’s stock at $1.20 per share. The unexercised warrants expired in November 2006.

14.	Employee Benefits
Share-Based Payments
      The Parent Company allocated a total of 15,300,000 shares under its Key Employees’ Stock Option Plan (KESOP) for issuance. The stock options typically have a five-year term vest over a period of four years from the date of grant, with 25% of the grant vesting at each anniversary date. The KESOP expires on February 21, 2009.
      In October 2006, the Board of Directors adopted the 2006 Stock Incentive Plan (“Plan”) which shall be effective as of the date of the initial offering of stock to the public outside the Philippines pursuant to a registration statement filed by the Company with the U.S. Securities and Exchange Commission. The Plan allows for awards in the form of restricted shares, stock units, and options (which may constitute incentive stock options or non-statutory stock options) or stock appreciation rights.
      The aggregate number of shares authorized for issuance under the Plan shall not exceed any shares remaining available for grant of awards under the KESOP on the effective date of the Plan, plus an annual increase on the first day of each fiscal year during the term of the Plan, beginning July 1, 2007, in an amount equal to the lesser of (i) 2,000,000 shares, (ii) 3% of the outstanding shares on June 30 of such fiscal year, or

eTelecare Global Solutions, Inc. and Subsidiaries
Notes to Consolidated Financial Statements—(Continued)
(In thousands except number of shares, per share data and percentages)
(iii) an amount determined by the Board. The maximum shares added through annual increases may not exceed 15,000,000 shares.
      The following tables summarize information on the activity of stock options (after giving effect to stock dividend declared on April 5, 2004) under the plan described above for the periods ended:

	2004		2005		2006

		Weighted-		Weighted-		Weighted-
		Average		Average		Average
		Exercise		Exercise		Exercise
		Price Per		Price Per		Price Per
	Shares	Share	Shares	Share	Shares	Share

Outstanding at beginning of year	2,724,844	$1.14	8,156,056	$1.71	7,380,400	$1.86
Granted	5,804,056	1.94	877,000	2.49	3,578,000	3.42
Exercised	(34,844)	0.65	(504,400)	0.85	(65,750)	1.55
Forfeited	(338,000)	1.25	(1,148,256)	1.62	(340,750)	1.68

Outstanding at end of year	8,156,056	$1.71	7,380,400	$1.86	10,551,900	$2.40

Exercisable at end of year	1,083,000	$1.02	5,199,900	$1.81	6,298,650	$1.89

      The weighted average fair value of Company’s granted options was $0.15, $0.30 and $1.45 for the years ended December 31, 2004, 2005 and 2006, respectively. Such amounts were estimated using the Black-Scholes option pricing model with the following weighted average assumptions at December 31:

	2005	2006

Expected volatility	53.0%	49.1%
Expected dividend yield	0.0%	0.0%
Risk free interest rate	4.2%	5.0%
Expected life	5 years	4.1 years
      Expected volatility was based upon stock volatility of comparable companies within the same industry as the Company.
      The following table summarizes additional information about stock options at December 31, 2006:

	Options Outstanding			Options Exercisable

		Weighted-	Weighted-		Weighted-
		Average	Average		Average
	Shares	Remaining	Exercise	Shares	Exercise
	Under	Contractual	Price Per	Under	Price Per
Range of Exercise Prices	Option	Life	Share	Option	Share

$0.50-1.50	3,828,500	1.88	$1.29	3,690,500	$1.29
$1.51-2.50	2,513,000	3.20	2.17	1,115,750	2.13
$2.51-3.50	3,254,900	3.28	3.05	1,382,400	3.13
$3.51-4.50	170,000	4.85	4.00	110,000	4.00
$4.51-5.50	785,500	9.95	5.50	—	—

	10,551,900			6,298,650

      The total intrinsic value of options exercised in 2005 and 2006 is zero and $106, respectively. As of December 31, 2006, the total intrinsic value of outstanding and exercisable stock options was $32.7 million and $22.7 million, respectively. As of December 31, 2005, and December 31, 2006 the total unrecognized compensation cost related to unvested awards is $318 and $3,058, respectively. This cost is expected to be

eTelecare Global Solutions, Inc. and Subsidiaries
Notes to Consolidated Financial Statements—(Continued)
(In thousands except number of shares, per share data and percentages)
recognized over a weighted average period of 2.9 years and 3.9 years as of December 31, 2005, and December 31, 2006, respectively.
      The total amount of compensation cost for share-based payment arrangements recognized in the consolidated statements of operations was $395, $352 and $1,988 for the years ended December 31, 2004, 2005 and 2006, respectively.
      The total fair value of shares vested during 2006 was $6.4 million.
      eTelecare—AZ and eTelecare—US maintain distinct 401(K) retirement plans, both defined contribution retirement plans, for employees. Employees are eligible to participate after 120 days of service and attaining the age of 21. Under the terms of the plans, employees are entitled to contribute from 1% to 15% of their total compensation, within limitations established by the Internal Revenue Code of United States. eTelecare—AZ will match 25% of the first 8% of each employee’s contribution and may also contribute additional amounts, all subject to vesting over a four year period. Contributions to the plan by eTelecare—AZ and recorded as retirement cost were $114 for the period May 26, 2004 to December 31, 2004, $223 for the year ended December 31, 2005 and $247 for the period ended December 31, 2006. eTelecare—US has not contributed to the plan in 2004 through 2006.

15.	Related Party Transactions
      In the ordinary course of business, the Company has transactions with related parties which include the following:
Company Officers
      In 2004, the Company granted interest-bearing advances to two of its officers totaling $84 with interest at 1% per annum and repayable in 3 years pursuant to the terms of the employment contracts of the same officers. These advances were used by the Company’s officers to purchase, and are secured by a pledge over, a total of 42,000 shares of the capital stock of the Company owned by officers. The outstanding advances are included in the “Other noncurrent assets” account in the consolidated balance sheet.

16.	Income Taxes
      Geographic sources of income (loss) before provision for income taxes are as follows for the years ended December 31:

	2004	2005	2006

Philippines	$2,454	$880	$15,985
United States	356	(2,128)	(3,138)

Total	$2,810	$(1,248)	$12,847

      The provision (benefit) for income taxes includes United States federal, state and local taxes, and Philippines taxes currently payable and those deferred because of temporary differences between the financial

eTelecare Global Solutions, Inc. and Subsidiaries
Notes to Consolidated Financial Statements—(Continued)
(In thousands except number of shares, per share data and percentages)
statement and the tax bases of assets and liabilities. The components of the provision (benefit) for income taxes are as follows for the years ended December 31:

	2004	2005	2006

Current:
U.S. federal	$853	$(407)	$4
U.S. state and local taxes	137	(137)	—
Philippines	—	44	91

Total current	990	(500)	95

Deferred:
U.S. federal	(437)	771	452
U.S. state and local taxes	(185)	245	55
Philippines	—	—	—

Total deferred	(622)	1,016	507

Total provision	$368	$516	$602

      The Parent Company is registered with the Philippine Export Zone Authority (PEZA) as an Economic Export Enterprise under RA No. 7916, otherwise known as the Special Economic Zone Act of 1995, to develop and operate a call center business that serves overseas clients by providing customer relationship management services. As a registered enterprise, the Parent Company is entitled to certain tax and nontax incentives which include, among others, tax and duty-free importations, exemption from local taxes and income tax holiday (ITH) for three, four or six years (duration depends on the type of holiday granted) from start of commercial operations with the possibility of one or two-year extensions. The Company’s current income tax holidays expire at staggered dates through 2012. Two of the Company’s delivery center sites’ income tax holidays that were expiring in the second half of 2006 were approved by PEZA in December 2006 for conversion to Pioneer holiday status, essentially allowing for an additional two years of tax holiday for those sites with expiration in 2008. The Company’s next anticipated expiring income tax holiday is in November 2007. The Company intends to apply for an extension or conversion to Pioneer holiday status prior to expiration. While no assurance can be given at present, we understand it is the current practice of PEZA to grant extensions on such tax holidays as a means of attracting foreign investment in specified sectors, including the outsourcing industry.
      Under the PEZA registration, the Parent Company shall be liable for a final tax in lieu of all taxes after the expiration of its ITH incentives. The final tax is computed at 5% of gross income less allowable deductions typically characterized as direct costs as defined in RA No. 7916 and shall be paid and remitted in accordance with the amendments contained in RA No. 8748 as follows:
      a. Three percent (3%) to the National Government; and
      b. Two percent (2%) to be remitted directly by the business establishments to the treasurer’s office of the municipality or city where the enterprise is located.
      The statutory income tax rate of the Parent Company in the Philippines was 32% until October 31, 2005 and 35% beginning November 1, 2005 for taxable income derived from nonregistered activities, or 5% on gross income (less allowable deductions) with respect to income derived from activities covered by PEZA registration. Accordingly, the statutory income tax rate on nonregistered activities for 2005 and 2006 is 32.5% and 35%, respectively. The Parent Company had minimal taxable income from non-registered activities nor

eTelecare Global Solutions, Inc. and Subsidiaries
Notes to Consolidated Financial Statements—(Continued)
(In thousands except number of shares, per share data and percentages)
was it subject to 5% tax on gross income because of the ITH incentives in the years ended December 31, 2005 and 2006. Going forward, the effective overall Philippine income tax rate will vary as the revenue generating activity at each delivery center becomes taxable upon expiration of the income tax holiday applicable to that center. For the years ended December 31, 2005 and 2006, the Company estimates the benefit of the tax holiday in the Philippines to be $2,580, and $5,555, respectively. eTelecare—US and eTelecare—AZ, which are taxed based on the taxable income as determined under the U.S. Tax Code, are subject to federal and state income tax rates of 34.0% and 5.0%, respectively.
      The reconciliation between the Philippine statutory income tax rate and the Company’s income tax provision is as follows:

	Year Ended December 31

	2004	2005	2006

Philippines statutory income tax rate (benefit)	32.0%	(32.5)%	35.0%
Income tax holiday on registered activity with PEZA	(28.2)	(22.9)	(43.2)
United States income taxes at different rates	9.3	(96.0)	8.1
Valuation allowance	—	192.7	4.4
Other	—	0.1	0.4

Total	13.1%	41.4%	4.7%

      Philippine income taxes have not been provided on the undistributed earnings of our U.S. subsidiaries over which we have sufficient influence to control the distribution of such earnings and have determined that such earnings have been reinvested indefinitely. Should we elect in the future to repatriate a portion of the U.S. earnings so invested, we could incur income tax expense on such repatriation, net of any available deductions and foreign tax credits. This would result in additional income tax expense beyond the computed expected provision in such periods.

eTelecare Global Solutions, Inc. and Subsidiaries
Notes to Consolidated Financial Statements—(Continued)
(In thousands except number of shares, per share data and percentages)
      The following is a summary of the components of our deferred tax assets and liabilities at December 31,:

	2005	2006

Deferred tax assets:
Net operating loss and credit carryforwards	$1,019	$1,469
Amortization of intangibles	1,113	1,043
Lease incentive obligations	587	469
Employee benefits	432	465
Deferred rent	336	274
Other	147	189

Total deferred tax assets	3,634	3,909
Valuation allowance	(2,404)	(2,965)

Net deferred tax assets	1,230	944
Deferred tax liabilities:
Depreciation	(962)	(944)
Amortization of goodwill	(515)	(901)
Other	(147)	—

Total deferred tax liabilities	(1,624)	(1,845)

Net deferred tax liabilities	$(394)	$(901)

      During the year ended December 31, 2005 and 2006, our valuation allowance increased by $2,404 and $561, respectively, resulting primarily from the increase in our U.S. net operating loss and credit carryforwards. In determining the valuation allowance the Company did not treat the deferred tax liability resulting from the 2006 tax amortization of goodwill in the amount of $386 as a source of future taxable income given that goodwill is an indefinite-lived asset.
      During 2005, our U.S. operations experienced a pre-tax loss versus a small profit in the prior period. This change in operating results resulted primarily from our increased interest expense from debt incurred for the Phase 2 acquisition, increased amortization deductions and the negative impact in 2005 of certain elements of our growth strategy that we believe will benefit the Company in the long term. As a result, we determined that a valuation allowance representing a significant portion of our deferred tax assets was appropriate. In determining the valuation allowance the Company did not treat the deferred tax liability resulting from the amortization of goodwill in the amount of $515 as a source of future taxable income given that goodwill is an indefinite-lived asset. The Company also considered other sources of taxable income in recognizing $121 of its net deferred tax assets. Accordingly, we recorded a tax provision charge of $820 during 2005 as a change in estimate with respect to our net deferred tax assets existing as of January 1, 2005. The charge was to establish a valuation allowance against these U.S. deferred tax assets given that we believe it is more likely than not that the related benefits will not be realized based on the existence of a cumulative loss in the United States over the last three years. In addition, no tax benefit was provided for the 2005 U.S. net operating loss and a valuation reserve was established for the related deferred tax assets generated by this U.S. loss.
      We estimate that U.S. federal and state net operating losses available to be carried forward approximate $1,500 and $2,700 at December 31, 2005, and approximate $1,411 and $3,747 at December 31, 2006, respectively, which expire in varying amounts through 2026. We also have U.S. federal general business credit carryforwards and Arizona enterprise zone credit carryforwards of approximately $357 and $460, respectively, at December 31, 2006 which expire in various amounts through 2026. Our ability to utilize our U.S. federal

eTelecare Global Solutions, Inc. and Subsidiaries
Notes to Consolidated Financial Statements—(Continued)
(In thousands except number of shares, per share data and percentages)
and state net operating loss and credit carryforwards may be limited if we experience an ownership change as defined by the U.S. Internal Revenue Code.
      We operate in and file income tax returns in various jurisdictions in the Philippines and the United States which are subject to examination by tax authorities. Our tax returns for years 2003 and after are open for examination; however, as of December 31, 2006, we are not under examination in either jurisdiction. We believe that we maintain adequate tax reserves to offset any potential tax liabilities that may arise upon audits in these jurisdictions. If such amounts ultimately prove to be unnecessary, the resulting reversal of such reserves would result in tax benefits being recorded in the period the reserves are no longer deemed necessary. If such amounts ultimately prove to be less than an ultimate assessment, a future charge to expense would be recorded in the period in which the assessment is determined.

17.	Earnings Per Share
      The computation of basic and diluted earnings per share is as follows for the years ended December 31,:

	2004	2005	2006

Net income (loss)	$2,442	$(1,764)	$12,245

Weighted average shares:
Common shares outstanding for basic earnings per share	42,981	43,085	43,589
Equivalent shares issuable upon exercise of stock options	—	—	5,481

Weighted average diluted shares	42,981	43,085	49,070

Basic earnings (loss) per share	$0.06	$(0.04)	$0.28
Diluted earnings (loss) per share	$0.06	$(0.04)	$0.25
      Equivalent shares issuable upon exercise of stock options exclude 6,602,900, 7,372,400, and -0- shares for the years ended December 31, 2004, 2005, and 2006, respectively, as the effect was antidilutive.

eTelecare Global Solutions, Inc. and Subsidiaries
Notes to Consolidated Financial Statements—(Continued)
(In thousands except number of shares, per share data and percentages)

18.	Geographic Operations
      The following table includes certain geographic information regarding the Company’s operations. Revenue is generally attributed to the location where the services are performed.

	Year Ended December 31

	2004	2005	2006

Revenue:
United States	$54,827	$105,242	$106,183
Philippines	42,948	46,971	88,935

Total	97,775	152,213	195,118
Long-lived assets:
United States	31,537	31,553	34,599
Philippines	10,389	8,599	18,551

Total	41,926	40,152	53,150
Net assets:
United States	702	(1,613)	(19,754)
Philippines	13,196	14,529	47,969

Total	$13,898	$12,916	$28,214

19.	Contingencies
      The Company is subject to legal proceedings and claims, which have arisen in the ordinary course of its business. Although there can be no assurance as to the ultimate disposition of these matters and the proceedings disclosed above, it is the opinion of the Company’s management, based upon the information available at this time, that the expected outcome of these matters, individually or in the aggregate, will not have a material adverse effect on the Company’s results of operations or financial condition.

20.	Supplemental Cash Flow Information

	Year Ended December 31,

	2004	2005	2006

Cash paid (refunded) during the period for:
Interest	$2,517	$4,862	$5,184
Income taxes	237	1,102	(861)
Supplemental information for noncash investing activity:
Purchase price payable to former shareholders of Phase 2	2,746	—	—
Accrued capital expenditures in accounts payable	—	—	4,682
Supplemental information for noncash financing activities:
Property and equipment acquired under capital lease	2,704	1,097	—
Asset retirement obligation recognized	474	—	484
Lease incentive obligation and deferred rent	—	970	52
Purchase price adjustments	—	885	—

Report of Independent Auditors
The Board of Directors and Stockholders’
Phase 2 Solutions, Inc.
      We have audited the accompanying balance sheets of Phase 2 Solutions, Inc. (“Company”) as of May 25, 2004 and December 31, 2003 and the related statements of operations, stockholders’ equity, and cash flows for the year ended December 31, 2003 and the period from January 1, 2004 through May 25, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
      We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company at May 25, 2004 and December 31, 2003, and the results of its operations and its cash flows for the year ended December 31, 2003 and the period from January 1, 2004 through May 25, 2004 in conformity with accounting principles generally accepted in the United States.

/s/ Ernst & Young LLP
Phoenix, Arizona
June 30, 2005, except for the last sentence in Note 8 as to
which the date is September 27, 2006

Phase 2 Solutions, Inc.
Balance Sheets
(In thousands, except per share data)

	May 25,	December 31,
	2004	2003

ASSETS
Current assets:
Cash	$67	$711
Receivables	10,946	5,700
Prepaid expenses	132	75
Other receivables	265	45

Total current assets	11,410	6,531
Property and equipment, net	5,660	4,571
Deposits	22	—

Total assets	$17,092	$11,102

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Revolving line of credit	$6,158	$2,366
Current portion of capital lease obligations	646	683
Accounts payable	1,470	909
Accrued payroll and related expenses	2,045	1,356
Loans and advances from stockholders	152	288
Deferred rent and leasehold incentive obligations	567	640
Other current liabilities	385	181

Total current liabilities	11,423	6,423
Capital lease obligations, less current portion	817	573

Total liabilities	12,240	6,996

Commitments and contingencies
Stockholders’ equity:
Common stock, $.01 par value; 1,000,000 shares authorized, 100,000 shares issued and outstanding	1	1
Retained earnings	4,851	4,105

Total stockholders’ equity	4,852	4,106

Total liabilities and stockholders’ equity	$17,092	$11,102

See accompanying notes.

Phase 2 Solutions, Inc.
Statements of Operations
(In thousands)

	Period from
	January 1,
	2004 to	Year Ended
	May 25,	December 31,
	2004	2003

Revenue:
Customer service revenue, net	$26,445	$40,532
Costs and expenses:
Cost of services	17,644	29,601
Selling, general and administrative	5,190	7,975
Depreciation and amortization	735	1,366

	23,569	38,942

Income from operations	2,876	1,590
Sale of business expenses	1,663	—
Interest expense	198	275

Net income	$1,015	$1,315

See accompanying notes.

Phase 2 Solutions, Inc.
Statements of Stockholders’ Equity
(In thousands, except per share data)

	Common Stock			Total
			Retained	Stockholders’
	Outstanding	Amount	Earnings	Equity

Balance at January 1, 2003	100,000	$1	$2,957	$2,958
Net income	—	—	1,315	1,315
Distributions to stockholders	—	—	(167)	(167)

Balance at December 31, 2003	100,000	1	4,105	4,106
Net income	—	—	1,015	1,015
Distributions to stockholders	—	—	(269)	(269)

Balance at May 25, 2004	100,000	$1	$4,851	$4,852

See accompanying notes.

Phase 2 Solutions, Inc.
Statements of Cash Flows
(In thousands)

	Period from
	January 1,
	2004 to	Year Ended
	May 25,	December 31,
	2004	2003

OPERATING ACTIVITIES
Net income	$1,015	$1,315
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Depreciation and amortization	735	1,366
Changes in:
Receivables	(5,246)	(1,796)
Prepaid expenses and other current assets	(277)	(28)
Accounts payable	561	177
Accrued payroll and related expenses	689	492
Other current liabilities	131	(139)

Net cash (used in) provided by operating activities	(2,392)	1,387

INVESTING ACTIVITIES
Acquisitions of property and equipment	(1,335)	(837)
Increase in deposits	(22)	—

Net cash used in investing activities	(1,357)	(837)

FINANCING ACTIVITIES
Proceeds from revolving line of credit	26,407	39,862
Payments for:
Revolving line of credit	(22,615)	(38,758)
Loans and advances from stockholders	(136)	(52)
Capital lease obligations	(282)	(764)
Notes payable	—	(140)
Distributions to stockholders	(269)	(167)

Net cash provided by (used in) financing activities	3,105	(19)

Net (decrease) increase in cash and cash equivalents	(644)	531
Cash and cash equivalents at beginning of year	711	180

Cash and cash equivalents at end of period	$67	$711

SUPPLEMENTAL DISCLOSURES
Cash payments for interest	$207	$269
Furniture and equipment acquired under capital lease agreements	$490	$1,003
See accompanying notes.

Phase 2 Solutions, Inc.
Notes to Financial Statements
May 25, 2004 and December 31, 2003
(In thousands)

1.	Significant Accounting Policies
Nature of Operations
      The Company is an Arizona corporation headquartered in Scottsdale, Arizona. The Company operates call centers providing customer service and sales support to the telecommunications industry. The Company was acquired by eTelecare Global Solutions, Inc. (the “Parent”) effective May 25, 2004.
Fiscal Year
      The Company’s fiscal year is from January 1 to December 31. Unless otherwise stated, references to the year 2004 relate to the stub period from January 1, 2004 to May 25, 2004 and references to the year 2003 relate to the fiscal year ended December 31, 2003.
Basis of Presentation and Use of Estimates
      The accompanying financial statements were prepared in accordance with generally accepted accounting principles (“GAAP”) in the United States which requires management to make estimates and assumptions for the reporting period and as of the financial statement date. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported amounts of revenue and expenses. Actual results could differ from those estimates.
Cash and Cash Equivalents
      The Company considers cash in checking, savings and on-hand as cash. Cash equivalents are short-term, highly liquid investments purchased with a remaining maturity of three months or less at the date of acquisition.
Receivables and Revenue Recognition
      Accounts receivable includes $3,334 and $3,114 of unbilled accounts receivable at May 25, 2004 and December 31, 2003, respectively. Unbilled accounts receivable represent revenue earned in the month prior to the balance sheet date which are invoiced shortly after month end.
      The Company recognizes revenue when all four of the following criteria are met: i) persuasive evidence of an arrangement exists; ii) the service has been rendered; iii) the selling price is fixed or determinable; and iv) collectibility is reasonably assured. Revenue is recognized as services are performed on a per-subscriber, per-event, per-call, per-participant or flat-monthly-fee basis using rates that are detailed in the client contract. Supplemental revenue can sometimes be earned depending on service levels or achievement of certain performance measurement targets. The Company recognizes these supplemental revenue only after it has achieved the required measurement targets. The Company is generally subject to varying client performance standards, such as average handle time, occupancy rate, abandonment rate and sales per hour. The Company’s performance against such standards may provide bonus opportunities or conversely may subject the Company to penalties, which are recognized as earned or incurred on a monthly basis. The Company normally invoices its clients for these services on a monthly basis. Revenue whose realization is contingent on certain future events are recognized upon the occurrence of the future event that will confirm the revenue are indeed earned.

Phase 2 Solutions, Inc.
Notes to Financial Statements—(Continued)
(In thousands)
Other Receivables
      At May 25, 2004, other receivables include approximately $200 with respect to certain incentives offered to the Company from various states to encourage employment in their location. Such amounts have been computed by management based on their understanding of the agreements with each state. Management believes such amounts will be fully recoverable within the next year and is in the process of making the various filings necessary to recover such amounts.
Property and Equipment
      Property and equipment is recorded at cost less accumulated depreciation, amortization and any impairment in value. Depreciation and amortization is provided on all furniture, equipment, computer software and leasehold improvements using the straight-line method over the estimated useful lives of the related assets. The useful lives are as follows:

Furniture and fixtures	5 - 10 years
Machinery and equipment	5 - 10 years
Computers and communication equipment	5 - 10 years
Leasehold improvements	3 - 7 years
      Renewals and betterments that materially extend the life of an asset are capitalized while maintenance and repair costs are expensed as incurred. When property and equipment are sold or otherwise disposed of, the asset account and related accumulated depreciation and amortization accounts are relieved, and any gain or loss is included in earnings.
Impairment of Long-Lived Assets
      Long-lived assets, including fixed assets, are reviewed for impairment as events or changes in circumstances occur, indicating that the carrying amounts may not be recoverable. When these events or changes in circumstances indicate that the carrying amount might be impaired, undiscounted cash flow analyses would be used to assess whether impairment had occurred. In that case, the asset would be written down to its estimated fair value. Management believes that no impairment of the carrying value of the Company’s long-lived assets existed at May 25, 2004 and December 31, 2003.
Lease Accounting
      Leases that transfer substantially all the risks and rewards incidental to ownership of an asset to the lessee are accounted for as capital leases. Capital leases are recognized as assets and liabilities in the balance sheets at the inception of the lease at amounts equal to the present value of the minimum lease payments. Lease payments are apportioned between the finance charge and the reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly to operations. Capitalized leased assets are amortized using the straight-line method over the useful life of the leased asset.
      Leases where the Company’s lessor retains substantially all the risks and benefits of ownership of the assets are classified as operating leases. Operating lease payments are recognized as expenses in the statements of operations on a straight-line basis over the related lease term.
      Accounting for space leases commences on the date the Company takes possession of the leased space, which generally is the same month of the lease commencement. Landlord allowances and incentives are recorded as deferred rental payments. These amounts are amortized as a reduction of rent expense over the

Phase 2 Solutions, Inc.
Notes to Financial Statements—(Continued)
(In thousands)
initial term of the lease, commencing with the date of possession. Certain leases provide for predetermined escalations in future minimum annual rentals resulting in deferred rent which will be amortized to rent expense over the life of the leases. Deferred rent obligations are recorded to the extent monthly payments are less than the average straight-line rentals over the lease period.
Cost of Services
      Cost of services consists primarily of employee-related costs associated with the services rendered on behalf of a client, as well as telecommunications costs and customer management support costs related to the operation of outsourcing.
Advertising
      The Company expenses advertising costs when incurred. Advertising expenses totaled $2 and $43 for the period ended May 25, 2004 and 2003, respectively.
Income Taxes
      The Company has elected, by unanimous consent of its stockholders, to be taxed under the provisions of subchapter S of the Internal Revenue Code. This election has been effective for all tax years beginning after incorporation (May 1, 1998). Under these provisions, the Company does not pay Federal and Arizona corporate income taxes on its taxable income. Instead, the stockholders are liable for individual Federal and Arizona taxes on their respective share of the Company’s taxable income.
New Accounting Pronouncements
      In December 2003, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 104 (SAB 104), Revenue Recognition, which codifies, revises and rescinds certain sections of SAB No. 101, Revenue Recognition, in order to make this interpretive guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. SAB 104 did not have a significant effect on the Company’s financial position, results of operations or cash flows.
      On February 7, 2005, the Office of the Chief Accountant of the Securities and Exchange Commission (“SEC”) issued a letter to the American Institute of Certified Public Accountants expressing its views regarding certain operating-lease accounting issues and their application under GAAP. FASB Technical Bulletin 85-3 (“FTB 85-3”), Accounting for Operating Leases with Scheduled Rent Increases, states that rent holidays should be recognized on a straight-line basis over the lease term, which according to FASB Technical Bulletin 88-1 (“FTB 88-1”), Issues Relating to Accounting for Leases commences on the date the Company is given the right to control the use of the leased property. FTB 88-1 also requires that lease incentives such as tenant improvement allowances be recorded as an asset and amortized on a straight-line basis, and as a deferred liability, amortized over the term of the lease and reflected as a reduction to rent expense. The Company implemented the accounting for landlord allowances, calculation of straight-line rent expense, recognition of rent holiday periods, and depreciation of leasehold improvements for its leased space for 2004 and 2003.
Concentrations of Risk
      Financial instruments that potentially subject the Company to concentration of credit risk consist of cash and accounts receivable. Cash is deposited or managed by major financial institutions and at times are in excess of FDIC insurance limits. The Company has experienced no losses on cash deposits.

Phase 2 Solutions, Inc.
Notes to Financial Statements—(Continued)
(In thousands)
      The Company performs ongoing credit evaluations of each customer’s financial condition and limits the amount of credit extended when deemed necessary, but generally does not require collateral.
      Revenue and accounts receivable from significant customers that represented at least 10 percent of revenue were as follows:

	As of and for the Period Ended

	May 25, 2004		December 31, 2003

		Percent of		Percent of
	Percent of	Accounts	Percent of	Accounts
	Revenue	Receivable	Revenue	Receivable

Customer:
Customer A	45.9%	40.7%	42.7%	41.6%
Customer B	27.9	34.3	—	—
Customer C	11.0	7.5	23.3	14.9

Total	84.8%	82.5%	66.0%	56.5%

      The Company’s revenue is dependent on clients in the telecommunications industry, and a material decrease in demand for outsourced services in this industry could result in decreased revenue.
Segments of an Enterprise
      The Company operates its business in a single operating segment as defined in Statement of Financial Accounting Standards (“SFAS”) No. 131, Disclosures about Segments of an Enterprise and Related Information.
Fair Value of Financial Instruments
      The Company’s financial instruments, including cash, trade accounts receivable, accounts payable and accrued liabilities, are carried at cost, which approximates their fair value due to the rapid turnover of the instruments. The carrying value of debt approximates fair value based on current market interest rates.
Reclassifications
      Certain reclassifications have been made to 2003 amounts to conform to the current presentation. The reclassifications had no effect on net income.

Phase 2 Solutions, Inc.
Notes to Financial Statements—(Continued)
(In thousands)

2.	Balance Sheet Components
      Property and equipment consist of the following:

	May 25,	December 31,
	2004	2003

Computers and communication equipment	$6,348	$4,915
Machinery and equipment	568	510
Furniture and fixtures	1,040	965
Capital in process	68	—
Leasehold improvements	1,783	1,593

	9,807	7,983
Less accumulated depreciation and amortization	(4,147)	(3,412)

Property and equipment, net	$5,660	$4,571

      Depreciation and amortization expense, including amortization of capitalized leased assets, totaled $735 and $1,366 for the period ended May 25, 2004 and 2003, respectively. Maintenance and repairs are expensed as incurred.
      Other current liabilities consist of the following:

	May 25,	December 31,
	2004	2003

Accrued interest payable	$13	$22
Unfunded capital lease obligations	331	—
Other accrued expenses	41	84
Customer deposits	—	75

Total other current liabilities	$385	$181

3.	Capital Lease Obligations
      The assets and liabilities under capital lease obligations are recorded in property and equipment at the fair value of the leased property, or if lower, the present value of the minimum lease payments. The following is a summary of leased property and equipment under capital lease obligations by major classes:

	May 25,	December 31,
	2004	2003

Computers and communication equipment	$2,153	$1,663
Machinery and equipment	87	87
Furniture and fixtures	73	73

	2,313	1,823
Less accumulated amortization	605	439

Total property and equipment recorded as capital lease obligations, net	$1,708	$1,384

Phase 2 Solutions, Inc.
Notes to Financial Statements—(Continued)
(In thousands)
      Capital lease obligations consist of the following:

	May 25,	December 31,
	2004	2003

Capital lease obligations	$1,463	$1,256
Less current portion of capital lease obligation	646	683

Total capital lease obligations, less current portion	$817	$573

      The aggregate maturities of all long-term capital lease obligations subsequent to May 25, 2004 are as follows:

2004 (May 26, 2004 to December 31, 2004)	$463
2005	587
2006	469
2007	37

Total future minimum lease payments	1,556
Less imputed interest	93

Present value of minimum lease payments	$1,463

      As of May 25, 2004, the Company had entered into unfunded capital lease obligations totaling approximately $331. Unfunded capital lease obligations are for the assets which will be included in property and equipment for which lease agreements have been executed but the third-party financer has not yet paid the lessor. The obligation for these leases is reflected in other current liabilities at May 25, 2004 and was reclassified to capital lease obligations upon third-party funding.

4.	Credit Agreements
      As of May 25, 2004 and December 31, 2003, the Company had available $6,500 and $4,000, respectively, under a revolving line of credit arrangement with First Community Financial Corporation, which requires monthly interest payments at the bank’s prime rate, as defined, plus 0.5 percent and 2.25 percent, respectively, per annum. The line of credit has a one-year term and is automatically renewed annually on April 6, unless terminated by either party. This line is secured by the personal guaranty of certain stockholders, accounts receivable and certain equipment of the Company. At May 25, 2004 and December 31, 2003, the Company had borrowings of $6,158 and $2,366, respectively, outstanding on the line of credit. The interest rate at May 25, 2004 and December 31, 2003 was 4.5 percent and 6.25 percent, respectively. The Company was in compliance with all loan covenants as of May 25, 2004 and December 31, 2003. The line of credit was paid off in full and canceled subsequent to May 25, 2004 as part of the disbursement of proceeds from acquisition of the Company by eTelecare Global Inc. (See Note 8).
      Interest expense associated with the borrowing on the line of credit was $114 and $183 for the period ended May 25, 2004 and 2003, respectively.

Phase 2 Solutions, Inc.
Notes to Financial Statements—(Continued)
(In thousands)

5.	Commitments and Contingencies
Operating Leases
      The Company leases office space in Arizona, North Dakota, South Dakota and New Mexico under various operating lease agreements. The Company also leases certain equipment under various operating lease agreements. Following is a schedule of future minimum lease commitments as of May 25, 2004:

	Operating Leases

		Equipment
	Facility	and Other

2004 (May 26, 2004 to December 31, 2004)	$1,169	$111
2005	1,749	169
2006	936	117
2007	221	1
2008	103	—

	$4,178	$398

      Facility and equipment rent expense totaled $797 and $1,370 for the period ended May 25, 2004 and 2003, respectively.
Contracts
      The Company entered into a long-term contract with a major telecommunications carrier with a term of December 4, 2002 to December 4, 2005. This contract requires the Company to pay minimum monthly payments of $33 over the term of the contract. Payments under this contract have exceeded the minimum monthly requirements during the period ended May 25, 2004 and December 31, 2003.
      On July 16, 2003, the Company entered into an agreement with Stratasoft to acquire a Call Management System for use in its business for $438. Under the terms of the agreement, the Company was required to pay $138 through an initial deposit and additional payment upon acceptance of the system which occurred on August 28, 2003 and signed a note for $300 on September 1, 2004.
Other Contingencies
      In May 2005, the U.S. Department of Labor (DOL) notified the Company of alleged violations of wage and hour regulations covering the period from April 2003 to May 25, 2004. The Company has estimated the total amount of the liability to be $105 at May 25, 2004. The Company recorded expense of $59 and $46 for the periods ended December 31, 2003 and May 25, 2004, respectively, related to additional wages owed its employees during the respective periods. Such amounts are reflected in accrued payroll and other expenses in the accompanying balance sheets.
      The Company is also involved in certain other litigation arising in the ordinary course of its business. Management has consulted with its legal counsel and believes it has adequate legal defenses as to all lawsuits and claims and does not believe they will materially impact the Company’s financial position or results of operations (see Note 8).

6.	Benefit Plans
      The Company maintains a 401(k) retirement plan for its employees. Employees are eligible to participate after 120 days of service and attaining the age of 21. Under the terms of the plan, employees are entitled to contribute from 1 percent to 15 percent of their total compensation, within limits established by the Internal

Phase 2 Solutions, Inc.
Notes to Financial Statements—(Continued)
(In thousands)
Revenue Code. The Company will match 25 percent of the first 8 percent of each employee’s contribution and may contribute additional amounts, all subject to vesting over a four-year period. For the period ended May 24, 2004 and 2003, the Company made matching contributions to the plan of $55 and $106, respectively.

7.	Related Parties
      At May 25, 2004 and December 31, 2003, the Company owed $152 and $288, respectively, to its stockholders for advances. These advances are payable on demand with interest charged at the applicable rate prescribed by the Internal Revenue Service. Interest expense on these advances totaled $2 and $6 in 2004 and 2003, respectively. Accrued interest payable on these advances totaled $1 and $0.4 at May 25, 2004 and December 31, 2003, respectively.
      Consulting fees paid to a shareholder totaled $29 in the year ended December 31, 2003.
      The Company rents equipment from R.C.M. Family Ltd. Partnership, a partnership affiliated by common ownership. Equipment rental payments related to this lease totaled $12 and $28 at May 25, 2004 and 2003, respectively. The agreement expires on March 3, 2009.
      The Company rents office space on a month-to-month basis from Miller’s Lone Property, L.L.C., a limited liability company affiliated by common ownership. Rent expense related to this lease for the period ended May 25, 2004 and 2003 totaled $8 and $19, respectively.

8.	Subsequent Events
      On May 26, 2004, a wholly owned subsidiary of eTelecare Global Inc., a Metro-Manila Philippines Corporation, acquired all of the outstanding common stock of Phase 2 Solutions, Inc. for $18,000 plus an additional contingent payment to be determined based on the results of operations for the twelve months ended June 30, 2004, in accordance with the March 31, 2004 Stock Purchase Agreement (“SPA”) by and between the Company and eTelecare Global, Inc. In conjunction with this transaction, the Company paid $1,663 for certain legal, investment banking, finders fees and other services that would not have been incurred by the Company absent the sale described herein. These expenses are included in “Sale of business expenses” in the statement of operations.
      The Company has been served with a complaint with respect to an alleged preferential distribution made to the Company by NorthPoint prior to its bankruptcy filing. The trustee claims that payments of approximately $203 made to the Company were preferential and that such amounts should be returned. In June 2005, the Company’s legal counsel estimated the claim could be settled within the range of $60 to $70 but management has not determined whether they will pursue such a possible settlement. The company intends to continue to dispute this claim and negotiations will be ongoing. As of May 25, 2004 and December 31, 2003, the Company had not recorded a reserve for the possible unfavorable outcome of the matter. However, future costs may be incurred to defend the Company related to this matter, or management could elect to make a settlement offer to minimize future costs.
      In 2006, the Company settled the matter for $63.